As filed with the Securities and Exchange Commission on May 19, 2009
Registration No. 333-158269
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
TECUMSEH PRODUCTS COMPANY
(Exact name of registrant as specified in its charter)

Michigan	3585	38-1093240
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1136 Oak Valley Drive
Ann Arbor, Michigan 48108
(734) 585-9500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lynn Dennison
Vice President, General Counsel, and Secretary
Tecumseh Products Company
1136 Oak Valley Drive
Ann Arbor, Michigan 48108
(734) 585-9500

Copy to:	Copy to:
Michael J. Aiello, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8552	David D. Joswick, Esq. Miller, Canfield, Paddock and Stone, P.L.C. 840 West Long Lake Road, Suite 200 Troy, Michigan 48098-6358 (248) 267-3252
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and the shareholder approvals described in the enclosed proxy statement/prospectus are obtained. The Common Shares being offered are expected to be listed to trade on the Nasdaq Global Market, under the trading symbol, “TECU.”

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Amount to be	Amount to be	Proposed Maximum	Proposed Maximum
	Registered in	Registered in	Offering Price per	Offering Price per	Proposed Maximum	Amount of
Title of Securities to be	Respect of Class A	Respect of Class B	Share (Class A	Share (Class B	Aggregate Offering	Registration Fee
Registered	Common Stock(1)	Common Stock(1)	Common Stock)(2)	Common Stock)(3)	Price(4)	(5)
Common Shares	14,792,882 shares	5,585,521 shares	$5.03	$5.39	$104,514,154.65	$5,831.89

(1)	This Registration Statement relates to the Common Shares of the registrant (“Common Shares”) to be issued in the recapitalization described herein to the holders, immediately before the recapitalization, of the registrant’s Class A Common Stock, $1.00 par value, and Class B Common Stock, $1.00 par value, based on the 13,401,938 shares of Class A Common Stock, an exercisable warrant to purchase 1,390,944 shares of Class A Common Stock and 5,077,746 shares of Class B Common Stock outstanding at the close of business on May 8, 2009. In the recapitalization, each share of Class A Common Stock will be reclassified and converted into one Common Share and each share of Class B Common Stock will be reclassified and converted into 1.1 Common Shares. For the purpose of this calculation, the registrant has assumed that the 1.1:1 exchange ratio will not result in any fractional shares; however, to the extent that fractional shares do result, the fractional shares will be settled in cash on the basis of the closing price of one share of Class B Common Stock on the Nasdaq Global Market on the last trading day before the effective date of the recapitalization.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the Class A Common Stock on March 20, 2009.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the Class B Common Stock on March 20, 2009.

(4)	Estimated solely for purposes of calculating the registration fee pursuant to Rules 457(f)(1)under the Securities Act, based on the sum of: (A) the product of the estimated maximum number of Common Shares to be registered in the recapitalization in respect of shares of Class A Common Stock multiplied by the proposed maximum offering price per share calculated as described in (2) above; plus (B) the product of the estimated maximum number of Common Shares to be registered in the recapitalization in respect of shares of Class B Common Stock multiplied by the proposed maximum offering price per share calculated as described in (3) above.

(5)	Calculated by multiplying 0.00005580 by the proposed maximum aggregate offering price.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED
May 19, 2009.

PROXY STATEMENT FOR
TECUMSEH PRODUCTS COMPANY
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD [          ], 2009

PROSPECTUS FOR
TECUMSEH PRODUCTS COMPANY
20,378,403
COMMON SHARES

The transactions described in this proxy statement/prospectus involve risks. See “Risk Factors,” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our Class A Common Stock and Class B Common Stock are both currently listed and traded on the Nasdaq Global Market. We anticipate that, following the recapitalization described in this proxy statement/prospectus, the Common Shares will be listed on the Nasdaq Global Market and that the Common Shares will be traded under the symbol, “TECU.”

PRELIMINARY PROXY STATEMENT/PROSPECTUS SUBJECT TO
COMPLETION, DATED MAY 19, 2009.

Dear Fellow Shareholders:

We invite you to attend the 2009 annual meeting of shareholders on [          ], 2009 at [10:00 a.m.], local time, or at any adjournment or postponement thereof. The meeting will be held at [          ]. It is extremely important that you read the materials accompanying this letter carefully and then vote using the enclosed WHITE proxy card(s).

In addition to the election of directors and other matters customarily addressed at the annual meeting, all record holders of Class A Common Stock and Class B Common Stock are being asked to approve a recapitalization by means of an amendment to our articles of incorporation, whereby each share of Class A Common Stock will be reclassified and converted into one Common Share and each share of Class B Common Stock will be reclassified and converted into 1.1 Common Shares. If the recapitalization proposed is approved, we will no longer have authorized Class A Common Stock or Class B Common Stock. The Common Shares will be our only authorized capital stock. The recapitalization will align shareholders’ economic and voting interests and result in us having a single class of stock with one vote per share, giving all shareholders voting rights in future elections of directors.

Election of Directors

In selecting its nominees for the election of directors, the board sought candidates with manufacturing expertise and/or experience with public regulatory and compliance matters, as well as business transformation leadership and financial backgrounds. Having engaged in an intensive process to identify and vet the best new candidates with the assistance of Korn/Ferry International, the world’s largest executive recruiting firm, the board is pleased to put forward a full slate of highly qualified director nominees who we believe, based on their experience, will be invaluable to the management team as it navigates this difficult economy and continues to execute on its strategic plan. All of the new nominees have experience as chief executive officers, two have senior executive experience at Fortune 500 companies and one previously served as President of the Americas and Vice Chairman of Ford Motor Company.

Two of our directors, Peter M. Banks and David M. Risley, have decided not to seek reelection at the 2009 annual meeting. The board determined not to re-nominate current directors Kent B. Herrick and Steve J. Lebowski.

On February 19, 2009 the Herrick Foundation gave us notice that it intended to nominate its own slate of four nominees for election as directors at the annual meeting and to solicit proxies on their behalf. Kent B. Herrick and Steve J. Lebowski, who are current directors, had consented to their nomination on the Herrick Foundation’s opposition slate. The Herrick Foundation has since filed a preliminary proxy statement with the Securities and Exchange Commission with respect to its slate of nominees, which includes Kent B. Herrick and Steve J. Lebowski. We recommend against the election of any of the Herrick Foundation’s nominees as directors.

Only record holders of Class B Common Stock are entitled to vote on the election of directors. Your vote is very important regardless of the number of shares of Class B Common Stock you own.

The Recapitalization

As we have said in the past, Tecumseh’s board of directors believes that it is in the best interests of the company and its shareholders to align shareholder voting power with their economic stake in the company. Under the current capital structure, our shareholders’ voting and economic interests are not aligned. Our board of directors believes that the recapitalization is in the best interests of the company and all of its shareholders because we believe the recapitalization will result in closer alignment of economic interests and voting rights, increased liquidity of our common stock, elimination of confusion among investors about our capital structure, the creation of a more attractive financing vehicle and improved corporate governance and increased acceptance by institutional investors. In November, 2008, the company announced its intention to implement a recapitalization. Based on shareholder feedback, we believed then, and continue to believe, that a recapitalization was widely supported by shareholders. On December 5, 2008, in order to fulfill our promise to shareholders, we announced that we would implement the recapitalization by way of a stock dividend pursuant to our articles of incorporation. This dividend would result in the automatic conversion of our dual-class capital structure into a single class of voting stock. Although the Herrick Foundation had publicly announced that it supports a recapitalization, it initiated litigation in Lenawee County Circuit Court to block the recapitalization, which led to the issuance of a preliminary injunction on December 23, 2008, enjoining us from completing the recapitalization at that time without the consent or vote of the majority of the outstanding shares of Class B Common Stock. While we continue to litigate this lawsuit, the board continues to believe that the timely implementation of the recapitalization is in the best interests of the company and all of its shareholders. As such, the board has determined to submit a recapitalization for the approval of the holders of Class A Common Stock and Class B Common Stock at the annual meeting, or at any adjournment or postponement thereof.

If approved, the proposed recapitalization would reclassify and convert each nonvoting share of Class A Common Stock into one Common Share and reclassify and convert each share of voting Class B Common Stock into 1.1 Common Shares.

The board continues to believe that the implementation of a recapitalization is in the best interests of all shareholders. Based on the public statements made by the Herrick Foundation, we believe that the changes in the exchange ratio in the recapitalization being proposed (that is, the conversion of each share of Class B Common Stock for 1.1 Common Shares) address the issues previously raised by the Herrick Foundation.

Recommendations

•	The board recommends that holders of Class B Common Stock vote “FOR” the election of all of our nominees on the enclosed WHITE proxy card. (Kent B. Herrick and Steve J. Lebowski — both of whom are part of a competing slate proposed by the Herrick Foundation — dissented from this recommendation.)

•	The board recommends that holders of Class A Common Stock and holders of Class B Common Stock vote “FOR” approval of the recapitalization proposal. (Kent B. Herrick and Steve J. Lebowski — both of whom were selected to serve on the board by the Herrick Foundation and its affiliates — dissented from this recommendation.)

For the complete agenda for the 2009 annual meeting of shareholders, please see the attached Notice of Annual Meeting of Shareholders. If you have any questions or need assistance in voting your shares, please contact our proxy solicitor, Georgeson Inc., toll free at (866) 203-1198; banks and brokers may call (212) 440-9800.

We appreciate your continued support.

Sincerely,

/s/  Edwin L. Buker
Chairman of the Board of Directors, President, and
Chief Executive Officer

This proxy statement/prospectus and the enclosed proxy card(s) are first being mailed to shareholders on or about [  ], 2009.

PRELIMINARY PROXY STATEMENT/PROSPECTUS SUBJECT TO
COMPLETION, DATED MAY 19, 2009.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

An annual meeting of the shareholders of Tecumseh Products Company will be held at [10:00 a.m., local time], on [          ], 2009 at [          ], or at any adjournment or postponement thereof, for the following purposes:

A. For holders of Class B Common Stock:

•	to vote on the election of directors for the following year;

•	to ratify the appointment of the accounting firm of Grant Thornton LLP as our independent accountant for the current year;

•	to consider an advisory vote shareholder proposal submitted by the Herrick Foundation that the board adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution to ratify the compensation of the named executive officers; and

•	to consider any other matters properly presented at the meeting or any adjournment or postponement thereof.

B. For holders of Class A Common Stock and Class B Common Stock:

•	to approve the recapitalization proposal, providing for an amendment to our articles of incorporation in order to reclassify and convert (i) each nonvoting share of Class A Common Stock into one Common Share, each entitled to one vote per share, and (ii) each share of voting Class B Common Stock into 1.1 Common Shares, each entitled to one vote per share.

Shareholders of record of Class A Common Stock and Class B Common Stock at the close of business on May 8, 2009, the record date for the annual meeting, are entitled to notice of, to attend and to vote at the annual meeting and any adjournment or postponement thereof. A list of the shareholders entitled to vote at the annual meeting will be available for inspection by any shareholder during the entire meeting. Our board of directors retains full authority to postpone the meeting.

Your vote is very important. To ensure that your vote will be received and counted, please promptly complete, sign, date and return your WHITE proxy or proxies in the enclosed postage-paid return envelope, whether or not you plan to attend the meeting in person, and regardless of the number of shares that you own. If you prefer, you may cast your vote toll-free by telephone or online over the Internet. Simply follow the instructions on the enclosed proxy card(s). If you are a holder of both Class A Common Stock AND Class B Common Stock, please be sure to vote both your Class A Common Stock and your Class B Common Stock by either (i) completing and returning BOTH of the enclosed WHITE proxy cards or (ii) voting BOTH your Class A Common Stock and your Class B Common Stock by telephone or over the Internet.

We urge you NOT to sign or return any GOLD proxy card that may be sent to you by the Herrick Foundation, even as a protest vote against them. If you previously voted the Herrick Foundation’s GOLD proxy card, you have every legal right to change your vote. You can do so simply by using the enclosed WHITE proxy card(s) to vote today. Only your latest dated vote will count.

If you have any questions or need assistance in voting your shares, please contact our proxy solicitor, Georgeson Inc., toll free at (866) 203-1198; banks and brokers may call (212) 440-9800.

TECUMSEH PRODUCTS COMPANY

/s/  Lynn Dennison
Lynn Dennison
Vice President, General Counsel, and Secretary
[          ], 2009

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on [          ], 2009: The proxy statement/prospectus is available at http://www.envisionreports.com/TECUB, and the annual report to shareholders is available at http://www.envisionreports.com/TECUB.

The accompanying proxy statement/prospectus incorporates important business and financial information about Tecumseh Products Company that is not included in or delivered with this document. Shareholders may obtain documents incorporated by reference in this document, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, free of charge by requesting them orally or in writing from us at the following address and telephone number:

Tecumseh Products Company, 1136 Oak Valley Drive, Ann Arbor, Michigan 48108, Attn: Lynn Dennison, Secretary, Telephone: (734) 585-9500.

For more information on documents incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information,” beginning on page 86. If you would like to request documents from us, please do so by [          ], 2009 to receive them before the annual meeting.

In this proxy statement/prospectus, the terms “Tecumseh,” the “company,” “we,” “our” and “us” refer to Tecumseh Products Company and its consolidated subsidiaries unless the context suggests otherwise. The term “you” refers to a holder of Class A Common Stock and/or Class B Common Stock. The term “annual meeting” refers to the 2009 annual meeting of shareholders to be held on [          ], 2009 at [10:00 a.m.], local time and any adjournments or postponements thereof.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the matters presented to you for your approval. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated the date shown on the first page. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of the proxy statement/prospectus nor the issuance of Common Shares in the recapitalization is intended to create any implication to the contrary.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The following information should be read in connection with the information contained in the financial statements and related notes incorporated by reference into this proxy statement/prospectus.

This proxy statement/prospectus may contain or incorporate by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act that are subject to the safe harbor provisions created by that Act. In some cases you can identify forward-looking statements by the use of terms such as “expects,” “should,” “may,” “believes,” “anticipates,” “will” and other future tense and forward-looking terminology, or by the fact that they appear under the caption “Outlook” or a similar caption. These statements may include statements regarding the period following completion of the recapitalization.

Readers are cautioned that actual results may differ materially from those projected as a result of certain risks and uncertainties, including, but not limited to the risks and uncertainties relating to the recapitalization proposal described in the section of this proxy statement/prospectus entitled “RISK FACTORS” and elsewhere in this proxy statement/prospectus, as well as i) unfavorable changes in macro-economic conditions and the condition of credit markets, which may magnify other risk factors; ii) the success of our ongoing effort to bring costs in line with projected production levels and product mix; iii) financial market changes, including fluctuations in foreign currency exchange rates and interest rates; iv) availability and cost of materials, particularly commodities, including steel and copper, whose cost can be subject to significant variation; v) actions of competitors; vi) our ability to maintain adequate liquidity in total and within each foreign operation; vii) the effect of terrorist activity and armed conflict; viii) economic trend factors such as housing starts; ix) the ultimate cost of resolving environmental and legal matters, including any liabilities resulting from the regulatory antitrust investigations commenced by the United States Department of Justice Antitrust Division, the Secretariat of Economic Law of the Ministry of Justice of Brazil or the European Commission, any of which could preclude commercialization of products or adversely affect profitability and/or civil litigation related to such investigations; x) emerging governmental regulations; xi) our ability to profitably develop, manufacture and sell both new and existing products; xii) the extent of any business disruption that may result from the restructuring and realignment of our manufacturing operations or system implementations, the ultimate cost of those initiatives and the amount of savings actually realized; xiii) the extent of any business disruption caused by work stoppages initiated by organized labor unions; xiv) potential political and economic adversities that could adversely affect anticipated sales and production in Brazil; xv) potential political and economic adversities that could adversely affect anticipated sales and production in India, including potential military conflict with neighboring countries; xvi) increased or unexpected warranty claims; and xvii) the ongoing financial health of major customers.

These forward-looking statements are made only as of the date of document in which they are made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. We advise you, however, to consult any further disclosures we make on related subjects in reports to the Securities and Exchange Commission.

i

ii

iii

SUMMARY

This summary highlights selected information contained in this document, but may not include all of the information that you, as a shareholder, would like to know. To fully understand the recapitalization proposal, the election of directors and the other matters to be submitted for shareholder consideration and for a more complete description of the legal terms of the recapitalization, you should carefully read this entire document and the other documents that are referred to in this document. See “Where You Can Find More Information,” beginning on page 86.

Tecumseh Products Company

Tecumseh Products Company is a full-line, independent, global manufacturer of hermetically sealed compressors for residential and commercial refrigerators, freezers, water coolers, dehumidifiers, window air conditioning units and residential and commercial central system air conditioners and heat pumps. We believe we are one of the world’s largest independent producers of hermetically sealed compressors. Our products are sold in countries all around the world.

Our compressor products include a broad range of air conditioning and refrigeration compressors, as well as condensing units and complete refrigeration systems. Our compressor products range from fractional horsepower models used in small refrigerators and dehumidifiers to large compressors used in unitary air conditioning applications. We sell compressors to original equipment manufacturers and aftermarket distributors that are used in four types of product lines:

•	commercial refrigeration applications including freezers, dehumidifiers, display cases and vending machines;

•	household refrigerators and freezers;

•	commercial and residential unitary central air conditioning systems; and

•	room air conditioners.

Tecumseh formerly operated an Engine & Power Train business, an Electrical Component business, and a small pump business. During 2007, we sold our entire Engine & Power Train business and the majority of the Electrical Component business, and in 2008, it sold the pump business.

Tecumseh is a Michigan corporation organized in 1930. Our principal executive offices are located at 1136 Oak Valley Drive, Ann Arbor, Michigan 48108, Telephone: (734) 585-9500. Our website is http://www.tecumseh.com. We are not including information contained on or available through our web site as part of, or incorporating that information by reference into, this proxy statement/prospectus.

For additional information about Tecumseh and our business, see “Where You Can Find More Information,” beginning on page 86.

Election of Directors

At the annual meeting, holders of Class B Common Stock will elect seven directors to serve until the 2010 annual meeting of shareholders or until their respective successors are elected and qualified. In selecting its nominees for the election of directors, the board sought candidates with manufacturing expertise and/or experience with public regulatory and compliance matters, as well as business transformation leadership and financial backgrounds. Having engaged in an intensive process to identify and vet the best new candidates with the assistance of Korn/Ferry International, the world’s largest executive recruiting firm, the board is pleased to put forward a full slate of highly qualified director nominees who, we believe, will be invaluable to the management team as it navigates this difficult economy and continues to execute on its strategic plan. All of the new nominees have experience as chief executive officers, two have senior executive experience at Fortune 500 companies and one previously served as President of the Americas and Vice Chairman of Ford Motor Company. Based on the Governance and Nominating Committee’s recommendation, the board has nominated the individuals identified in the section entitled “Our Nominees” as nominees for election at this year’s annual meeting. From the persons duly nominated, directors will be elected by plurality vote of the holders of Class B Common Stock, present or represented at the meeting.

The Recapitalization Proposal

Our board has proposed a recapitalization pursuant to which the two existing classes of common stock would be reclassified and converted into a single class of voting Common Shares, entitled to one vote per share. If approved, each nonvoting share of Class A Common Stock will be reclassified and converted into one Common Share and each share of voting Class B Common Stock will be reclassified and converted to 1.1 Common Shares. After the recapitalization, the Common Shares will be the only class of authorized stock, and there will no longer be any Class A Common Stock or Class B Common Stock authorized or outstanding. Approval of the recapitalization proposal requires the affirmative vote of a majority of the outstanding shares of record holders of Class A Common Stock and a majority of the outstanding shares of record holders of Class B Common Stock, in each case voting separately as a class. Throughout this proxy statement/prospectus, the matters described above are referred to as the “recapitalization proposal,” the “proposed recapitalization” or the “recapitalization.”

Other Matters Submitted for Shareholder Consideration

In addition to the recapitalization proposal and the election of directors, holders of record of Class B Common Stock will be asked to: (i) ratify the appointment of the accounting firm of Grant Thornton LLP as our independent accountant for the current year, (ii) consider an advisory vote shareholder proposal submitted by the Herrick Foundation that the board adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution to ratify the compensation of the named executive officers, and (iii) consider any other matters properly presented at the annual meeting.

Vote of Directors and Officers as Shareholders

Our directors and officers, except for Kent B. Herrick, together beneficially owned, as of the record date for the meeting, less than 1% of the outstanding shares of Class A Common Stock and less than 1% of the outstanding shares of Class B Common Stock. We anticipate that, except for Kent B. Herrick and Steve J. Lebowski — both of whom were selected to serve on the board by the Herrick Foundation and its affiliates — each of our directors and officers will vote in favor of the recapitalization proposal, our nominees for election to the board, and ratification of the appointment of Grant Thornton LLP as our independent accountant and will vote against the advisory vote shareholder proposal submitted by the Herrick Foundation. Please see “Interests of Certain Persons in the Recapitalization,” beginning on page 49 for a discussion of Kent B. Herrick’s interests.

Dissenters’ Rights

Neither holders of Class A Common Stock nor holders of Class B Common Stock have the right to dissent and receive payment for their shares (sometimes referred to as appraisal rights) under Michigan law in connection with the recapitalization proposal.

Voting Rights

The shares of Class B Common Stock have full voting rights, but the shares of Class A Common Stock have no voting rights except with respect to certain limited matters. After the recapitalization, our only authorized and outstanding stock will be Common Shares, with each share entitled to one vote. We will not have any outstanding or authorized shares of Class A Common Stock or Class B Common Stock. This change will make each shareholder’s voting rights proportional to that shareholder’s equity interest. After the recapitalization, the Common Shares held by current holders of Class B Common Stock would represent only 29.4% of the voting power (in the event that Tricap Partners II L.P. fully exercised its warrant, such percentage would fall to 27.4%).

United States Federal Income Tax Consequences

The recapitalization will not result in the recognition of any income, gain or loss for United States federal income tax purposes, except with respect to any cash received by holders of Class B Common Stock in lieu of fractional shares. You should read “United States Federal Income Tax Consequences of the Recapitalization,” beginning on page 50 for a more complete discussion of the federal income tax consequences of the recapitalization. You should also consult your own tax advisor with respect to other tax consequences of the recapitalization or any special circumstances that may affect the tax treatment for you in the recapitalization.

Reasons for the Recapitalization

We have proposed the recapitalization for a number of reasons, including:

•	Closer Alignment of Economic Interests and Voting Rights. Currently, the holders of Class B Common Stock control 100% of the voting power yet represent less than 30% of the economic interest in the company. If the two classes of shares are combined, all of the holders of the newly designated Common Shares will have voting rights that are directly proportional to their economic interests.

In addition, the Herrick Foundation, one of our largest shareholders, advised in a letter to the board which was filed with the SEC on March 10, 2008 as an exhibit to Todd W. Herrick’s amended Schedule 13D, that it wishes to liquidate its holdings in Tecumseh. We believe that elimination of the Class A Protection Provision, together with a more liquid trading market for the Common Shares, will facilitate the Herrick Foundation’s ability to dispose of its stock.

•	Increased Liquidity. We believe (after consultation with our financial advisor) that the recapitalization will result in greater trading volume for the Common Shares than the historical trading volume of either of our existing two classes. We believe this increased liquidity will make it easier for investors to buy and sell our shares if we wish to attract new investors. We believe the Class B Common Stock has often traded at a historic discount to our Class A Common Stock as a result of the lack of liquidity for the shares. The recapitalization may eliminate the discounted price associated with the Class B Common Stock.

•	Elimination of Confusion Among Investors. The proposed recapitalization will result in a simplified single class, one share/one vote capital structure that will be consistent with the capital structure of the vast majority of publicly traded American corporations, which we believe will eliminate confusion about our capital structure among investors.

•	Creation of a More Attractive Financing Vehicle. We believe the change to a single, more liquid class of common stock and the elimination of the historical disparity in trading prices and voting rights of the two existing classes of common stock will make the company a more attractive financing vehicle.

•	Elimination of Class A Protection Provision as Impediment to Sale. The Class A Protection Provision in our articles of incorporation protects Class A shareholders because it generally requires a person who acquires more than 10% of the Class B Common Stock to make a tender offer for Class A Common Stock on specified terms. As a result of the recapitalization and proposed amendment to our articles of incorporation, the Class A Protection Provision will be eliminated.

•	Improved Corporate Governance and Increased Acceptance by Institutional Investors. We believe the recapitalization is consistent with corporate governance best practices and will result in Tecumseh’s increased acceptance by institutional investors. This could lead to further improvements in stock liquidity.

See “Reasons for the Proposed Recapitalization,” beginning on page 39.

Determination of the Exchange Ratio

Our objective was to structure a recapitalization that not only is fair and advisable to, and in the best interests of the company’s shareholders, but also is likely to be approved by the Class B shareholders. The board believes, based on public statements and conversations with shareholders, that several significant holders of Class B Common Stock would only support the proposed recapitalization if a premium was paid in respect of the Class B Common Stock (to reflect the voting power of the Class B Common Stock).

After determining that we would need to offer the Class B shareholders a premium in the recapitalization transaction in order to increase the likelihood that we obtain the required shareholder approvals, we structured the proposed recapitalization based on exchange ratios of 1.1 Common Shares for each share of Class B Common Stock and one Common Share for each share of Class A Common Stock. After carefully considering all the information available to us and consulting with our legal and financial advisors, we concluded that the benefits of the proposed recapitalization outweighed the modestly dilutive effect on holders of Class A Common Stock and that this proposed recapitalization is, fair and advisable to, and in the best interests of, the company and all of its shareholders.

Risk Factors

We caution you, however, that the proposed recapitalization is not without risks or costs. The recapitalization may not enhance value for all shareholders or improve the liquidity and marketability of our stock, particularly in the short term. The recapitalization may result in a reduction in the market value of shares held by the current holders of Class A Common Stock in particular, or even of shares held by the current holders of Class B Common Stock. It is possible that combining our two classes of common stock may in the long-term produce no benefit to our shareholders or may produce a benefit to the current holders of Class B Common Stock at the expense of current holders of Class A Common Stock.

If the recapitalization is consummated, current holders of Class B Common Stock will be subject to dilution of their voting power and current holders of Class A Common Stock will be subject to dilution of their ownership interests. Holders of Class A Common Stock currently control 72.5% of the ownership interests of the company. If the recapitalization is consummated, due to the 1.1:1 exchange ratio premium offered to holders of Class B Common Stock, holders of Class A Common Stock will control a lower percentage of our ownership interests and will have their interests diluted. After the recapitalization, the Common Shares held by current holders of Class A Common Stock would represent only 70.6% of the ownership interests (assuming Tricap Partners II L.P. does not exercise its warrant). Holders of voting Class B Common Stock currently control 100% of our voting power. If the recapitalization is consummated, holders of Class B Common Stock will control a lower percentage of our voting shares and will have their voting rights diluted. After the recapitalization, the Common Shares held by current holders of Class B Common Stock would represent only 29.4% of the voting power (in the event that Tricap Partners II L.P. fully exercised its warrant, such percentage would fall to 27.4%).

In addition, consummation of the recapitalization may lead to a third-party acquiring control of Tecumseh.

See “Risk Factors,” beginning on page 17.

Recommendation to Shareholders

•	The board recommends that holders of Class B Common Stock vote “FOR” the election of all of our nominees on the enclosed WHITE proxy card. (Kent B. Herrick and Steve J. Lebowski — both of whom are part of a competing slate proposed by the Herrick Foundation — dissented from this recommendation.)

•	The board recommends that holders of Class A Common Stock and holders of Class B Common Stock vote “FOR” approval of the recapitalization proposal. (Kent B. Herrick and Steve J. Lebowski — both of whom were selected to serve on the board by the Herrick Foundation and its affiliates — dissented from this recommendation.)

•	The board recommends that holders of Class B Common Stock vote “FOR” the ratification of independent public accountants.

•	The board recommends that holders of Class B Common Stock vote “AGAINST the advisory vote shareholder proposal submitted by the Herrick Foundation since the board has already adopted a “say on pay” policy giving shareholders an advisory vote on compensation policies and procedures beginning in 2010. (Kent B. Herrick and Steve J. Lebowski — both of whom were selected to serve on the board by the Herrick Foundation and its affiliates — dissented from this recommendation.)

Conditions to the Recapitalization

Shareholder approval is a condition to completion of the recapitalization. The following are additional conditions to the recapitalization:

•	Common Shares must be approved for listing on the NASDAQ Global Market; and

•	there must be an absence of any law or injunction (or other similar restraint) preventing the recapitalization.

Opinions of Financial Advisor

Both the Governance and Nominating Committee, in deciding to recommend the terms of the recapitalization to the board, and the board, in deciding to approve the recapitalization and recommend that shareholders approve the recapitalization, considered and relied upon the opinion of Rothschild, our financial advisor, that, as of the date of the opinion, the exchange ratios of the proposed recapitalization of (i) 1.1 new Common Shares issued to holders of Class B Common Stock for each share of Class B Common Stock outstanding and (ii) one new Common Share issued to holders of Class A Common Stock for each share of Class A Common Stock outstanding were fair, from a financial point of view, to the holders of Class A Common Stock and the holders of Class B Common Stock.

Rothschild’s opinion was rendered to both the Governance and Nominating Committee and the board. The full text of the written opinion of Rothschild, which is dated February 21, 2009, and sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is set forth in Annex B to this proxy statement/prospectus. The advisory services and opinion of Rothschild were provided for the information and assistance of the Governance and Nominating Committee and the board in connection with their evaluation of the recapitalization and do not constitute a recommendation as to how any holder of Class A Common Stock or Class B Common Stock should vote with respect to the recapitalization proposal. We urge you to read the opinion in its entirety.

Please see “Rothschild Opinion,” beginning on page 42 for more information.

Interests of Certain Persons in the Recapitalization

According to the Schedule 13D amendment that Todd W. Herrick filed on February 20, 2009, the Herrick Foundation and its affiliates own approximately 33% of the outstanding shares of Class B Common Stock, and Kent B. Herrick, a Tecumseh director, is a director and paid employee of the Herrick Foundation and a beneficiary of the Herrick family trusts. The proposed recapitalization will substantially reduce the combined voting power of the Herrick Foundation and its affiliates, bringing it into alignment with their economic interests in the company. As a result of their significant voting interests, Todd W. Herrick, Kent B. Herrick, the Herrick Foundation, and the Herrick family trusts may have interests in the recapitalization that may be different from, or in addition to, the interests of holders of Class A Common Stock and other holders of Class B Common Stock. Please see “Interests of Certain Persons in the Recapitalization,” beginning on page 49.

Regulatory Matters

A shareholder who owns Class A Common Stock that in the recapitalization will be converted into Common Shares valued at $63.1 million or more may have a pre-merger notification filing obligation under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, unless the shareholder qualifies for an exemption to the filing requirements under the act.

A shareholder who will beneficially own 5% or more of the outstanding Common Shares after the recapitalization may be required to file a report or an amended report under Section 13(d) or 13(g) of the Securities Exchange Act of 1934.

A shareholder who will beneficially own 10% or more of the outstanding Common Shares after the recapitalization may be required to file a report or an amended report under Section 16(a) of the Securities Exchange Act of 1934 and may be subject to liability for short-swing profits under Section 16(b) of that act.

Shareholders who believe they may be subject to any of these requirements should consult with their own counsel for further information.

Accounting Treatment

Immediately following the completion of the recapitalization, each outstanding share of Class A Common Stock will be reclassified and converted into one Common Share and each outstanding share of Class B Common Stock will be reclassified and converted into 1.1 Common Shares. The additional 0.1 share realized from the conversion of Class B Common Stock will result in approximately an additional 507,775 shares (approximately 3%) of common stock being issued. There will be no change to the overall amount of stockholders’ equity. In accordance with Michigan law, the new Common Shares will have no par value.

The higher number of common shares outstanding after the recapitalization will increase the outstanding shares and the weighted average shares outstanding used in the calculation of basic and fully diluted earnings per share. The increased number of common shares outstanding will lower the book value per share, and basic and fully diluted earnings per share will be reduced.

Nasdaq Listing

Our Class A Common Stock and Class B Common Stock are both currently listed and traded on the Nasdaq Global Market. We anticipate that, following the recapitalization described in this proxy statement/prospectus, the Common Shares will be listed on the Nasdaq Global Market and will be traded under the symbol, “TECU.”

Shareholder Rights Plans

If the recapitalization is approved, the board, consistent with its objective of adhering to corporate governance best practices and increasing liquidity, intends to redeem immediately before implementing the recapitalization, the shareholder rights currently attached to the Class A Common Stock and the shareholder rights currently attached to the Class B Common Stock. Shareholders will receive a nominal payment ($0.0025 for each share of Class A Common Stock and Class B Common Stock) if the recapitalization is approved and we redeem the rights. See “Rights Plan,” beginning on page 53.

Class A Protection Provision

The Class A Protection Provision in our articles of incorporation protects Class A shareholders and is necessary because, under the current capital structure, they do not have the same voting rights as the Class B Common Stock. The provision protects the Class A shareholders because it generally requires a person who acquires more than 10% of the Class B Common Stock to make a tender offer for Class A Common Stock on specified terms. The provision can also cause such an acquiror to lose its right to vote its Class B Common Stock. As a result of the recapitalization and proposed amendment to our articles of incorporation, the Class A Protection Provision will be eliminated because there will no longer be separate classes of common stock.

Selected Historical Consolidated Financial Information

The following tables set forth selected historical financial data. The following data at and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements. The following data for the three months ended March 31, 2009 and 2008 have been derived from our unaudited interim consolidated financial statements. You should read the following information together with our consolidated financial statements, the notes related and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and in our Quarterly Report on Form 10-Q for the quarterly period ended

March 31, 2009, each of which is incorporated into this proxy statement/prospectus by reference. See “Where You Can Find Additional Information,” beginning on page 86.

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in millions, except per share data)

Net sales	$968.9	$1,116.8	$1,002.7	$910.9	$880.1
Cost of sales and operating expenses	867.7	976.9	907.1	790.0	715.0
Selling and administrative expenses	128.8	130.8	123.0	115.5	122.3
Impairments, restructuring charges, and other items	43.5	7.2	2.4	4.3	2.4

Operating (loss) income	(71.1)	1.9	(29.8)	1.1	40.4
Interest expense	(24.4)	(22.3)	(19.4)	(3.0)	(19.3)
Interest income and other, net	9.7	6.2	10.9	9.0	13.0

(Loss) income before taxes	(85.8)	(14.2)	(38.3)	7.1	34.1
Tax (benefit) provision	(5.9)	(8.2)	12.5	27.5	12.2

Net (loss) income from continuing operations	(79.9)	(6.0)	(50.8)	(20.4)	21.9

Income (loss) from discontinued operations, net of tax	29.4	(172.1)	(29.5)	(203.1)	(11.8)
Net (loss) income	$(50.5)	$(178.1)	$(80.3)	$(223.5)	$10.1

Basic and diluted (loss) earnings per share:
(Loss) earnings per share from continuing operations	$(4.32)	$(0.33)	$(2.75)	$(1.10)	$1.19
Income (loss) per share from discontinued operations, net of tax	1.59	(9.31)	(1.60)	(10.99)	(0.64)

Basic and diluted (loss) earnings per share	$(2.73)	$(9.64)	$(4.35)	$(12.09)	$0.55

Cash dividends declared per share		—	—	$0.64	$1.28
Weighted average number of shares outstanding, basic (in thousands)	18,480	18,480	18,480	18,480	18,480
Weighted average number of shares outstanding, diluted (in thousands)	19,871	19,494	18,480	18,480	18,480
Cash and cash equivalents	$113.1	$76.8	$81.9	$116.6	$227.9
Working capital	173.4	128.4	226.3	402.0	505.7
Net property, plant and equipment	244.3	353.3	552.4	578.6	554.8
Total assets	798.5	1,164.9	1,782.7	1,800.5	2,062.8
Long-term debt	0.4	3.3	217.3	283.0	317.3
Stockholders’ equity	477.4	745.9	798.4	814.4	1,018.3
Capital expenditures	8.0	3.0	62.1	113.3	84.0
Depreciation and amortization	42.5	43.1	80.1	92.3	102.9
Book value per share (basic)	25.83	40.36	43.20	44.07	55.10
Book value per share (diluted)	24.03	37.54	43.20	44.07	55.10

	Three Months Ended
	March 31,
	2009	2008
	(Dollars in millions,
	except per share data)
	(Unaudited)

Net sales	$148.1	$275.2
Cost of sales and operating expenses	138.8	229.7
Selling and administrative expenses	32.2	31.6
Impairments, restructuring charges, and other items	5.9	0.5

Operating (loss) income	(28.8)	13.4
Interest expense	(2.9)	(7.3)
Interest income and other, net	0.8	1.8

(Loss) income before taxes	(30.9)	7.9
Tax (benefit) provision	(6.4)	1.2

Net (loss) income from continuing operations	(24.5)	6.7

Income from discontinued operations, net of tax	0.6	10.3
Net (loss) income	$(23.9)	$17.0

Basic and diluted (loss) earnings per share:
(Loss) earnings per share from continuing operations	$(1.32)	$0.36
Income per share from discontinued operations, net of tax	0.03	0.56

Basic and diluted (loss) earnings per share	$(1.29)	$0.92

Cash dividends declared per share	—	—
Weighted average number of shares outstanding, basic (in thousands)	18,480	18,480
Weighted average number of shares outstanding, diluted (in thousands)	19,871	19,871
Cash and cash equivalents	$88.0	$197.0
Working capital	158.7	312.6
Net property, plant and equipment	235.7	345.5
Total assets	739.7	1,217.5
Long-term debt	0.3	3.1
Stockholders’ equity	460.6	775.1
Capital expenditures	2.6	0.8
Depreciation and amortization	9.5	11.2
Book value per share (basic)	24.92	41.94
Book value per share (diluted)	23.18	39.01

Comparative Unaudited Pro Forma Information

The following pro forma balance sheet information illustrates the change in our Stockholders’ Equity accounts as of March 31, 2009, had the recapitalization been in effect as of that date.

	Actual	Pro Forma
	March 31,	March 31,
	2009	2009
	(Dollars in millions,
	except share data)
	(Unaudited)

Stockholders’ Equity
Class A common stock, $1 par value; authorized 75,000,000 shares; issued and outstanding 13,401,938 shares	13.4	—
Class B common stock, $1 par value; authorized 25,000,000 shares; issued and outstanding 5,077,746 shares	5.1	—
Common Shares, no par value; authorized 100,000,000 shares; issued and outstanding 18,987,458 shares	—	24.1
Paid in capital	11.0	11.0
Retained earnings	480.5	474.9
Accumulated other comprehensive income	(49.4)	(49.4)

Total stockholders’ equity	$460.6	$460.6

*	The reclassification of $5.6 million from retained earnings to Common Shares reflects the closing price of Class B Common Stock of $11.00 as of May 12, 2009 and assumes the issuance of the maximum number of Common Shares from the conversion of the Class B Common Stock. The actual amount reclassified will be dependent on the closing price of Class B Common Stock on the date the recapitalization becomes effective and the actual number of Common Shares issued upon conversion of the Class B Common Stock.

The following pro forma statement of operations information illustrates the change in our Earnings per Share for the three months ended March 31, 2009 and the full year ended December 31, 2008, had the recapitalization been in effect during those periods.

	Three Months
	Ended
	March 31,		Twelve Months Ended
	2009		December 31, 2008
	Actual	Pro Forma	Actual	Pro Forma

Basic (loss) earnings per share:
(Loss) income from continuing operations	$(1.32)	$(1.29)	$(4.32)	$(4.21)
Income (loss) from discontinued operations, net of tax	0.03	0.03	1.59	1.55

Net (loss) income per share, basic	$(1.29)	$(1.26)	$(2.73)	$(2.66)

Diluted (loss) earnings per share:* (Loss) income from continuing operations	$(1.32)	$(1.29)	$(4.32)	$(4.21)
Income (loss) from discontinued operations, net of tax	0.03	0.03	1.59	1.55

Net (loss) income per share, diluted	$(1.29)	$(1.26)	$(2.73)	$(2.66)

Weighted average shares, basic (in thousands)	18,480	18,987	18,480	18,987
Weighted average shares, diluted (in thousands)	19,871	20,378	19,871	20,378

*	In 2007, we issued a warrant to a lender to purchase 1,390,944 shares of our Class A Common Stock, which is equivalent to 7% of our fully diluted common stock (including both Class A and Class B shares). This warrant is not included in diluted earnings per share for the quarter ended March 31, 2009 or the year ended December 31, 2008, as the effect would be antidilutive.

Market Price and Dividend Information

Range of Common Stock Prices and Dividends for 2009

	Sales Price				Cash
	Class A		Class B		Dividends
Quarter Ended	High	Low	High	Low	Declared

March 31	$11.19	$3.02	$10.92	$3.70	$—

Range of Common Stock Prices and Dividends for 2008

	Sales Price				Cash
	Class A		Class B		Dividends
Quarter Ended	High	Low	High	Low	Declared

March 31	$31.77	$19.00	$28.00	$16.18	$—
June 30	37.79	29.08	34.14	25.22	—
September 30	36.01	20.30	31.50	21.25	—
December 31	25.05	7.30	21.17	7.20	—

Range of Common Stock Prices and Dividends for 2007

		Sales Price			Cash
	Class A		Class B		Dividends
Quarter Ended	High	Low	High	Low	Declared

March 31	$18.21	$9.31	$17.39	$9.25	$—
June 30	16.38	9.81	15.71	9.76	—
September 30	23.77	15.83	21.78	14.41	—
December 31	25.93	15.47	22.79	13.97	—

On February 24, 2009, the last trading day before we announced the proposed recapitalization, the closing price of Class A Common Stock was $5.67 and the closing price of the Class B Common Stock was $6.18. On May 12, 2009, the closing price of Class A Common Stock was $10.01 and the closing price of the Class B Common Stock was $11.00.

QUESTIONS AND ANSWERS ABOUT THE ELECTION OF DIRECTORS,
OTHER PROPOSALS AND THE ANNUAL MEETING

The following Questions and Answers are provided for your convenience and briefly address some commonly asked questions about the election of directors, other matters being submitted for shareholder consideration at the annual meeting and the annual meeting itself. Additional Questions and Answers relating to the recapitalization proposal appear in the next section of this proxy statement/prospectus. In addition, you should carefully read this entire document and the other documents that are referred to in this document. See “Where You Can Find More Information,” beginning on page 86.

Q:	When and where is the annual meeting?

A:	The annual meeting will be held on [ ], 2009, at [10:00 a.m.], local time or any adjournment or postponement thereof. The meeting will be held at [ ], Michigan. Our board of directors retains full authority to postpone the meeting.

Q:	What is the Herrick Foundation?

A:	The Herrick Foundation is a Michigan nonprofit corporation that, together with its affiliates, controls approximately 33% of the outstanding shares of Class B Common Stock (the Herrick Foundation owns less than a 5% economic interest in the company). The Herrick Foundation and its affiliates selected Kent B. Herrick and Steve J. Lebowski to serve on the current board. On February 19, 2009 the Herrick Foundation gave us notice that it intended to nominate its own slate of four nominees for election as directors at the annual meeting and to solicit proxies on their behalf. Both Kent B. Herrick and Steve J. Lebowski, who are current directors, had consented to be part of this competing slate of director candidates proposed by the Herrick Foundation and have not been nominated for reelection by the board. The Herrick Foundation has since filed a proxy statement with the Securities and Exchange Commission in support of its slate of nominees, which include Kent B. Herrick and Steve J. Lebowski.

Q:	Who is entitled to vote at the annual meeting on proposals other than the recapitalization?

A:	Only holders of record of shares of Class B Common Stock at the close of business on May 8, 2009, the record date for the annual meeting, are entitled to vote at the annual meeting on the election of directors, the ratification of the independent accountant, the advisory vote shareholder proposal submitted by the Herrick Foundation and any other matters that may come under consideration at the annual meeting (other than the recapitalization proposal).

Q:	How can I vote my shares?

A:	If your shares of Class B Common Stock are registered directly in your name with our transfer agent, you are a shareholder of record with respect to those shares, and you may either vote in person at the meeting or by using the enclosed WHITE proxy card to vote by telephone, by Internet or by signing, dating and returning the WHITE proxy card in the envelope provided. Whether or not you plan to attend the annual meeting in person, you should submit your WHITE proxy card as soon as possible.

If your shares of Class B Common Stock are held in “street name” through a broker, bank or other nominee, you must instruct them to vote on your behalf, otherwise your shares cannot be voted at the annual meeting. You should follow the directions provided by your broker, bank or other nominee. Without specific voting instructions, the shares you hold in “street name” will not be voted at the annual meeting. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to our proxy solicitor, Georgeson Inc., at the address indicated below so that it can attempt to ensure that your instructions are followed.

Q:	What should I do with any GOLD proxy card I may receive from the Herrick Foundation?

A:	The board recommends that you do nothing with any GOLD proxy card sent to you by or on behalf of the Herrick Foundation. Instead, the board recommends that you use the WHITE proxy card to vote by telephone, by Internet or by signing, dating and returning the WHITE proxy cards in the envelope provided

TODAY. If you have already returned a GOLD proxy card, you can effectively revoke it by voting the enclosed WHITE proxy card.

Q:	What is the difference between being a “shareholder of record” and a “street name” holder?

A:	If your shares are registered directly in your name with our transfer agent, you are considered, with respect to those shares, the “shareholder of record.” We have made this proxy statement/prospectus and proxy card available directly to shareholders of record.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder). The proxy materials should be forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial holder, you have the right to direct your broker, bank or nominee how to vote and are also invited to attend the annual meeting. However, since you are not a shareholder of record, you may not vote these shares in person at the Annual Meeting unless you bring with you a legal proxy from the shareholder of record. A legal proxy may be obtained from your broker or nominee.

Q:	What is a broker non-vote?

A:	Although we are listed on The NASDAQ Stock Market LLC, brokers holding shares in “street name” typically are governed by the New York Stock Exchange rules. The New York Stock Exchange rules governing its member brokers permit brokers to vote shares they hold for customers without specific instructions from the customers on “routine” matters but not on “non-routine” matters. When both routine and non-routine matters are to be voted on at a shareholder meeting, a broker who has not received instructions may strike out the non-routine proposals on the proxy card and vote only on the routine proposals, resulting in so-called “broker non-votes” on the non-routine proposals. Thus, if you do not give your broker specific instructions, your shares may be treated as “broker non-votes.”

Q:	What effect do broker non-votes have on the proposals other than the recapitalization proposal?

A:	A broker is entitled to vote shares held for a beneficial owner on routine matters, such as the ratification of the appointment of Grant Thornton LLP as independent accountant, without instructions from the beneficial owner of those shares. On the other hand, a broker may not be entitled to vote shares held for a beneficial owner on certain non-routine items, such as contested director elections, and any shareholder proposals absent instructions from the beneficial owners of such shares. Thus, if you do not give your broker specific instructions, your shares may be treated as “broker non-votes” and may not be voted on these matters and, in such event, your shares will not be counted in determining the number of shares necessary for approval, although they will count for purposes of determining whether a quorum exists. Broker non-votes will not be voted “FOR” or “AGAINST” a non-routine proposal and will have no effect on such proposal.

We urge you to provide instructions to your broker so that your votes may be counted on these matters. You should vote your shares by following the instructions provided on the WHITE proxy card and returning your WHITE proxy card to your broker to ensure that your shares are voted on your behalf.

Q:	What shareholder votes are required with respect to the election of directors and other matters brought before shareholders at the annual meeting?

A:	Directors will be elected by a plurality vote of the votes cast by record holders of Class B Common Stock at the annual meeting, meaning that the seven nominees receiving the most votes will be elected. Only votes cast “FOR” a nominee will be counted. If you sign and return your WHITE proxy card, unless indicated otherwise by your WHITE proxy card, your shares will be voted “FOR” ALL of the seven nominees named in the section “Our Nominees” in Proposal No. 1 in this proxy statement/prospectus.

Instructions on the accompanying WHITE proxy card to withhold authority to vote for one or more of the nominees will result in those nominees receiving fewer votes but, because our directors are elected by a plurality vote, will not count as a vote against the nominees. Abstentions and broker non-votes will also result in those nominees receiving fewer votes but will not count as a vote against the nominees.

Grant Thornton LLP was our independent accounting firm for the fiscal year ended December 31, 2008, and the Audit Committee has selected the same firm as our independent accountant for the fiscal year ending December 31, 2009. As a matter of good corporate governance, the Audit Committee has determined to submit its selection to shareholders for ratification. In the event the committee’s selection is not ratified by a majority of the votes cast by the record holders of Class B Common Stock on this proposal, the board will ask the Audit Committee to reconsider its selection. Even if the selection is ratified, the Audit Committee in its discretion may select a different public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and its shareholders.

The proposal to ratify the appointment of Grant Thornton LLP requires the affirmative “FOR” vote of a majority of the votes cast by record holders of Class B Common Stock on this proposal. Approval of the advisory vote shareholder proposal submitted by the Herrick Foundation also requires the affirmative “FOR” vote of a majority of the votes cast by record holders of Class B Common Stock on this proposal.

Q:	How many directors can I vote for?

A:	Our board is comprised of seven directors. Holders of Class B Common Stock can vote for up to seven nominees for directors. In no event will more than seven directors be elected at the annual meeting.

Q:	What happens if I do not respond or if I respond and fail to indicate my voting preference or if I abstain from voting or withhold my vote?

A:	If you are a holder of Class B Common Stock and sign and return a proxy card and do not indicate your voting preference, we will count your proxy as a vote (i) “FOR” the directors nominated by us, (ii) “FOR” the ratification of the appointment of Grant Thornton LLP as our independent accountant, and (iii) “AGAINST” the advisory vote shareholder proposal submitted by the Herrick Foundation. We anticipate that the Herrick Foundation and its affiliates will cause all of their shares of Class B Common Stock to be voted in favor of their nominees. If you fail to respond or withhold your vote for any of our director nominees, it will make it more likely that one or more of the Herrick nominees will receive more votes than one or more of our nominees. If you fail to respond or if you abstain from voting, it will have no effect on the ratification of the appointment of Grant Thornton LLP as our independent accountant or on the advisory vote shareholder proposal submitted by the Herrick Foundation.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. A proxy may be revoked by a shareholder any time before it is voted by written notice delivered to our secretary before the annual meeting, by timely receipt of a later-dated signed proxy card, by timely receipt of a later vote via the Internet or by telephone, or by voting by ballot. You may obtain a new proxy card by contacting Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038 (Shareholders call toll free at (866) 203-1198). If you hold your shares through an account at a brokerage firm or bank, you should contact your brokerage firm or bank to change your vote.

Q:	Can I change my vote after I have cast it by telephone or over the Internet?

A.	Yes. If you submit your proxy or voting instructions electronically through the Internet or by telephone, you can change your vote by submitting a proxy at a later date, in which case your later-submitted proxy will be recorded and your earlier proxy revoked. You can submit your later-dated proxy by telephone, mail or the Internet or by voting by ballot at the meeting.

Q:	What happens if the annual meeting is postponed or adjourned?

A:	Unless the polls have closed, your proxy will still be in effect and may be voted at the reconvened meeting. You will still be able to change or revoke your proxy with respect to any item until the polls have closed for voting on such item.

Q:	What should I do if I receive more than one set of voting materials from the company?

A.	If your shares are registered differently and are held in more than one account, then you will receive more than one proxy statement/prospectus and proxy card. Please be sure to vote all of your accounts so that all of your shares are represented at the meeting.

Q:	How will proxies for the annual meeting be solicited?

A:	Proxies may be solicited, without additional compensation, by our directors, officers or employees by mail, telephone, telegram, email or in person. Appendix I to this proxy statement/prospectus sets forth information about the directors and other individuals who, under rules promulgated by the Securities and Exchange Commission, are “participants” in our solicitation of proxies in connection with the annual meeting. In addition, we have retained Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038, to assist in soliciting proxies.

Q:	Whom should I call if I have questions?

A:	If you have questions about the recapitalization proposal, the election of directors or any other proposal, or how to submit your proxy card(s), or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card(s), you should contact:

Georgeson Inc.
199 Water Street, 26th Floor
New York, NY 10038
Shareholders call toll-free: (866) 203-1198
Banks and brokers call: (212) 440-9800

or

Tecumseh Products Company
1136 Oak Valley Drive
Ann Arbor, Michigan 48108
Attn: Lynn Dennison, Secretary
Telephone: (734) 585-9500

For more information about Tecumseh Products Company see “Where You Can Find
More Information,” beginning on page 86.

QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION PROPOSAL

The following Questions and Answers are provided for your convenience and briefly address some commonly asked questions about the recapitalization proposal. In addition, you should carefully read this entire document and the other documents that are referred to in this document. See “Where You Can Find More Information,” beginning on page 86.

Q:	Who is entitled to vote on the recapitalization proposal at the annual meeting?

A:	Only holders of record of shares of Class A Common Stock and Class B Common Stock at the close of business on May 8, 2009, the record date for the annual meeting, are entitled to vote at the annual meeting on the recapitalization proposal, for the class of stock that they own. If you own shares of either class of stock on the record date through a bank, broker or other record holder, you may vote in person at the annual meeting only if you present both a letter signed by the record holder indicating the number of shares you own and a legal proxy.

Q:	What shareholder votes are required to approve the recapitalization proposal?

A:	Pursuant to a preliminary injunction entered by the Lenawee County Circuit Court, at this time the recapitalization can be effected only with the consent or vote of a majority of the outstanding shares of Class B Common Stock. We are continuing to litigate this lawsuit, but because we are committed to accomplishing the recapitalization as soon as possible, we have determined to implement the recapitalization by an amendment to the articles of incorporation. Record holders of both Class A Common Stock and Class B Common Stock are entitled to vote separately as a class on the recapitalization proposal, with the affirmative votes of a majority of the outstanding shares of each class necessary to approve the recapitalization.

Q:	What effect do broker non-votes and abstentions have on the recapitalization proposal?

A:	The recapitalization proposal is not an item on which brokerage firms may vote in their discretion on behalf of their clients. For this reason, broker non-votes and abstentions are voted neither “FOR” nor “AGAINST” but will be counted in determining a quorum. However, since the affirmative vote of a majority of the outstanding shares of each class of stock, voting separately as a class, are required to approve the recapitalization proposal, an abstention or broker non-vote with respect to the recapitalization proposal has the effect of a vote “AGAINST” the recapitalization.

We urge you to provide instructions to your broker so that your votes may be counted on these matters.

Q:	What happens if I do not respond or if I respond and fail to indicate my voting preference or if I abstain from voting?

A:	If you sign and return a WHITE proxy card and do not indicate your voting preference, we will count your proxy as a vote in favor of the recapitalization proposal. If you fail to respond, or if you respond and abstain from voting on the recapitalization proposal, it will have the same effect as a vote “AGAINST” the recapitalization proposal, assuming that there is a quorum for each class at the meeting.

Q:	What fractional shares will be issued in the recapitalization?

A:	Holders of Class B Common Stock will receive cash in lieu of fractional Common Shares. Cash amounts they receive will be rounded down to the nearest cent.

Q:	What do I need to do with my stock certificates?

A:	If you are a holder of Class A Common Stock, you do not need to do anything. Following the recapitalization, each share certificate currently representing shares of Class A Common Stock will automatically represent the same number of Common Shares. This transition will be handled by our transfer agent, Computershare Trust Company, N.A., and requires nothing more from you other than an affirmative vote for the recapitalization proposal. After the recapitalization, you may exchange your old Class A certificate for a Common Share certificate if you wish, but there will be no necessity for doing so. If you do not exchange your share certificate, you will be entitled to receive the same dividends, if any, and voting and other rights as if you had exchanged it.

If you are a holder of Class B Common Stock, action may be required. We have appointed Computershare Trust Company, N.A. to act as exchange agent to handle the exchange of the Class B Common Stock certificates for Common Share certificates. Soon after the effective time of the recapitalization, the exchange agent will mail a letter of transmittal to each holder of Class B Common Stock to be used to exchange Class B Common Stock certificates. The letter of transmittal will contain instructions explaining the procedure for surrendering old shares of Class B Common Stock. You should not return certificates with the enclosed proxy card.

Holders of Class B Common Stock who surrender their certificates, together with properly completed election and transmittal forms, will receive:

• a new certificate representing Common Shares; and

• the amount of cash, if any, received in lieu of fractional shares.

After the recapitalization, until surrendered, each outstanding certificate that previously represented shares of Class B Common Stock will be deemed, for all corporate purposes, to evidence the ownership of the number of full shares of Common Shares into which those shares of Class B Common Stock shall have been converted and the right to receive cash amounts in lieu of the issuance of any fractional Common Shares. However, you will not be able to deposit the Common Shares they represent into an account with a broker, bank, or other financial intermediary that participates in the book-entry system maintained by The Depositary Trust Company because it will no longer accept the old certificates. As a result, you will not be able to sell the Common Shares represented by your old certificates through such a broker, bank or other financial intermediary.

Please do not send in your stock certificates with the enclosed proxy card(s).

Q:	When do you expect to complete the recapitalization?

A:	The recapitalization will be accomplished by amending our articles of incorporation. It will take effect upon the filing of a certificate of amendment with the appropriate Michigan governmental authority. If shareholders approve the recapitalization, we intend to file the certificate of amendment as soon as practicable afterward.

Q:	If I am a holder of shares of Class A Common Stock or Class B Common Stock, what do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please respond by signing and dating the enclosed WHITE proxy card(s) and returning it in the enclosed postage-paid envelope, or cast your vote toll-free by telephone or over the Internet as described on the proxy card. Please return your proxy card(s) or otherwise cast your vote as soon as possible so that we may vote your shares at the annual meeting. If you are a holder of both Class A Common Stock AND Class B Common Stock, please be sure to vote both your Class A Common Stock and your Class B Common Stock by either

• completing and returning BOTH of the enclosed WHITE proxy cards, or

• voting BOTH your Class A Common Stock and your Class B Common Stock by telephone or over the Internet.

RISK FACTORS

The recapitalization involves risks. In addition to reviewing other information in this proxy statement/prospectus, you should carefully consider the following factors relating to the recapitalization before deciding how to vote on the recapitalization proposal.

The recapitalization may not benefit all of our shareholders.

The proposed recapitalization and/or conversion of all shares of Class A Common Stock and Class B Common Stock into shares of Common Shares may not enhance value for all shareholders or improve the liquidity and marketability of our stock, particularly in the short-term. As of May 8, 2009, there were 13,401,938 shares of Class A Common Stock outstanding (which would increase to 14,792,882 shares outstanding if our former lender, Tricap Partners II L.P., fully exercised its warrant to purchase from us all 1,390,944 shares subject to that warrant) and 5,077,746 shares of Class B Common Stock outstanding. Both classes are listed on the Nasdaq Global Market.

After the recapitalization, there will be 18,987,458 Common Shares outstanding (which would increase to 20,378,404 Common Shares outstanding if Tricap Partners II L.P. fully exercised its warrant as described above), which we would promptly list on the Nasdaq Global Market, and it is possible that the recapitalization will, due to an increased number of total shares outstanding, result in a reduction in the market value of shares held by the current Class A shareholders, or even the shares held by the current Class B shareholders. It is possible that combining our two classes of common stock may in the long-term produce no benefit to our shareholders or may produce a benefit to the current holders of Class B Common Stock at the expense of current holders of Class A Common Stock.

In addition, factors unrelated to our stock or business, such as the general perception of the recapitalization by the investment community, may cause a decrease in the value of the resulting class of Common Shares and impair their liquidity and marketability. Furthermore, securities markets worldwide have recently experienced significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could cause a reduction in the market price and liquidity of the resulting class of Common Shares, particularly if the recapitalization is not viewed favorably by the investment community.

One of our directors and some of our major shareholders may have interests that are different from, or in addition to, the interests of other shareholders.

According to the Schedule 13D amendment that Todd W. Herrick filed on February 20, 2009, the Herrick Foundation and its affiliates own approximately 33% of the outstanding shares of Class B Common Stock, and Kent B. Herrick, a Tecumseh director, is a director and paid employee of the Herrick Foundation and a beneficiary of the Herrick family trusts. The proposed recapitalization will substantially reduce the combined voting power of the Herrick Foundation and its affiliates, bringing it into alignment with their economic interests in the company. In its preliminary proxy materials filed with the Securities and Exchange Commission on April 23, 2009, as amended on May 8, 2009 the Herrick Foundation indicated it would oppose the recapitalization. As a result of their significant voting interests, Todd W. Herrick, Kent B. Herrick, the Herrick Foundation, and the Herrick family trusts may have interests in the recapitalization that may be different from, or in addition to, the interests of holders of Class A Common Stock and other holders of Class B Common Stock. If the Herrick Foundation and its affiliates vote against the recapitalization proposal, we may be unable to attain the requisite vote for approval and the recapitalization may not be effected. Failure to implement the recapitalization may result in loss of market value to shareholders, particularly holders of Class B Common Stock.

Litigation with The Herrick Foundation could prevent or delay the Recapitalization.

On December 4, 2008, the board approved a recapitalization, to be effected by a dividend of two shares of Class A Common Stock for each existing share of Class A Common Stock and Class B Common Stock. The board did so with the understanding and intention that, upon payment of the dividend, all outstanding shares of Class A Common Stock would convert immediately and automatically into shares of Class B Common Stock on a share-for-share basis pursuant to the articles of incorporation. After the conversion, the Class B Common Stock would have been our only class of Common Stock and all shares would have had voting rights.

On December 8, 2008, the Herrick Foundation initiated litigation in Lenawee County Circuit Court to block the transaction, which led to the issuance of a preliminary injunction on December 23, 2008, enjoining us from completing the recapitalization at that time without the consent or vote of the majority of the outstanding shares of Class B Common Stock. While we continue to litigate this lawsuit, the board continues to believe that the timely implementation of the recapitalization is fair and advisable to, and in the best interests of, the company and all of its shareholders. As such, the board has determined to submit a recapitalization proposal to a shareholder vote at the annual meeting.

Although under the preliminary injunction we may effect the recapitalization with the vote of the majority of the outstanding shares of Class B Common Stock, the Herrick Foundation, or another shareholder may seek to enjoin us from allowing shareholders to consider the recapitalization proposal or seek some other remedy. In the event the Herrick Foundation or any other shareholder successfully obtains any such injunction, or other legal remedy, we may not be able to consummate the recapitalization.

Failure to consummate the recapitalization could adversely affect the Class A and Class B Common Stock market price.

Consummation of the recapitalization is conditioned on approval of the recapitalization proposal by separate class votes of the Class A Common Stock and Class B Common Stock. The following are additional conditions to the recapitalization:

•	the Common Shares must be approved for listing on the Nasdaq Global Market; and

•	as discussed above, there must be an absence of any law or injunction (or other similar restraint) preventing the recapitalization.

The recapitalization proposal may not receive the requisite shareholder approval or the Herrick Foundation, or any other shareholder, may seek to enjoin our ability to consummate the recapitalization. If the recapitalization is not consummated because it fails to obtain the necessary shareholder approval or is enjoined, or for any other reason, there could be a significant adverse effect on the market price of Class A Common Stock or Class B Common Stock, or both.

Consummating the recapitalization could lead to a third-party acquiring control of Tecumseh.

According to the Schedule 13D amendment that Todd W. Herrick filed on February 20, 2009, the Herrick Foundation and its affiliates own approximately 33% of the Class B Common Stock. The Herrick Foundation alone owns approximately 15.0%, which it has expressed a desire to sell, and its affiliates may wish to sell their holdings, as well. The Class A Protection Provision in our articles of incorporation, which is described elsewhere in this proxy statement/prospectus, is intended to protect the value of the Class A Common Stock by requiring any purchaser (other than the Herrick Foundation and the Herrick family trusts under certain circumstances) of a substantial block of Class B Common Stock to either already own or make a tender offer for (at the highest price paid for the Class B shares) a proportionate amount of Class A Common Stock in order to be able to vote the Class B shares acquired.

Because the Class A Protection Provision is triggered by a person’s acquiring more than 10% of the Class B Common Stock, it continues to limit the Herrick family’s ability to sell its shares as a block. If the recapitalization is approved, the Herrick family’s voting power will be reduced to approximately 9.75% (9% if Tricap fully exercises its warrant to purchase 1,390,944 Class A shares from Tecumseh), and the impediment perceived by the Herrick Foundation to a private sale currently imposed by the Class A Protection Provision will be removed. If the recapitalization is approved and Tricap fully exercises its warrant, it will own approximately 10.0% of the post-recapitalization Common Shares. In addition, we believe there are institutional investors owning substantial blocks of Class A Common Stock that will become substantial blocks of Common Shares if the recapitalization occurs. (We do not have precise information about institutional holdings of Class A Common Stock because Section 13(d) of the Securities Exchange Act of 1934, which requires 5% owners of voting stock to file public reports of their holdings, does not apply to nonvoting stock.) If the recapitalization is approved, some of these large shareholders, perhaps acting cooperatively, might sell their blocks of Common Shares to a buyer that would take control of the company. In such a transaction, the sellers might receive a control premium that would not be shared with other holders of Common Shares.

If the recapitalization does not occur, we will not benefit from the expenses we have incurred in preparation for the recapitalization.

If the recapitalization is not consummated, we will have incurred substantial expenses for which we will have received no ultimate benefit. We currently expect to incur significant out-of-pocket expenses for services in connection with the recapitalization, consisting of financial advisor, legal and accounting fees, financial printing and other related charges, much of which has been or may be incurred even if the recapitalization is not consummated.

If the recapitalization is consummated, current holders of Class B Common Stock will be subject to dilution of their voting power.

Holders of voting Class B Common Stock currently control 100% of our voting power. If the recapitalization is consummated, holders of Class B Common Stock will control a lower percentage of our voting shares and will have their voting rights diluted. After the recapitalization, the Common Shares held by current holders of Class B Common Stock would represent only 29.4% of the voting power (in the event that Tricap Partners II L.P. fully exercised its warrant, such percentage would fall to 27.4%).

If the recapitalization is consummated, current holders of Class A Common Stock will be subject to dilution of their ownership interests.

Holders of Class A Common Stock currently control 72.5% of the ownership interests of the company. If the recapitalization is consummated, due to the 1.1:1 exchange ratio premium offered to holders of Class B Common Stock, holders of Class A Common Stock will control a lower percentage of our ownership interests and will have their interests diluted. After the recapitalization, the Common Shares held by current holders of Class A Common Stock would represent only 70.6% of the ownership interests (assuming Tricap Partners II L.P. does not exercise its warrant).

THE ANNUAL MEETING

General

This solicitation is being made on behalf of Tecumseh Products Company. We are mailing this proxy statement/prospectus and the accompanying WHITE proxy card(s) beginning on [          ], 2009 to holders of Class A Common Stock and Class B Common Stock in connection with the solicitation of proxies by the board for use at the annual meeting. Although the Class A Common Stock is not entitled to vote on most matters, holders of Class A Common Stock are entitled to vote as a class on the recapitalization proposal at the annual meeting.

We are providing holders of Class A Common Stock and Class B Common Stock with a WHITE form of proxy for each class of common stock they own, together with this proxy statement/prospectus. Holders of shares of Class A Common Stock and Class B Common Stock can vote or let us vote their shares only if they are present in person or represented by a proxy. We are soliciting proxies in order to give all record holders of Class A Common Stock and Class B Common Stock an opportunity to vote on matters that will come before the annual meeting. This procedure is necessary because shareholders may not be able to attend the meeting in person. Information about the execution and revocation of proxies is provided under “Proxies; Revocability of Proxies; Cost of Solicitation,” beginning on page 22. If you are a holder of both Class A Common Stock AND Class B Common Stock, please be sure to vote both your Class A Common Stock and your Class B Common Stock by either (i) completing and returning BOTH of the enclosed WHITE proxy cards, or (ii) voting BOTH your Class A Common Stock and your Class B Common Stock by telephone or over the Internet.

At the annual meeting, record holders of Class A Common Stock and Class B Common Stock will be asked to vote on approval of the recapitalization proposal. In addition, record holders of Class B Common Stock will be asked to consider and vote on the election of directors, ratification of the appointment of Grant Thornton LLP as our independent accountant for the current year, the advisory vote shareholder proposal submitted by the Herrick Foundation and any other matters properly presented at the meeting. For more information, see “What Will Be Voted On,” beginning below.

Date, Time, and Place of the Annual Meeting; Record Date

The annual meeting of the shareholders of Tecumseh Products Company will be held at [10:00 a.m., local time], on [          ], 2009 at [          ]. We have fixed the close of business on May 8, 2009 as the record date for determination of holders of Class A Common Stock and Class B Common Stock entitled to notice of, to attend and to vote at the annual meeting. As of May 8, 2009, there were 13,401,938 shares of Class A Common Stock outstanding and 5,077,746 shares of Class B Common Stock outstanding. Our board of directors retains full authority to postpone the meeting.

What Will Be Voted On

At the annual meeting, record holders of Class B Common stock are being asked to consider and vote on (a) the election of seven directors, (b) the ratification of the appointment of the accounting firm of Grant Thornton LLP as our independent accountant for the current year, (c) an advisory vote shareholder proposal submitted by the Herrick Foundation and (d) any other matters properly presented at the meeting.

In addition, we will ask record holders of Class A Common Stock and Class B Common Stock to consider and to approve a recapitalization proposed to be effected through an amendment of our articles of incorporation that would reclassify and convert (i) each nonvoting share of Class A Common Stock to one Common Share and (ii) each share of voting Class B Common Stock to 1.1 Common Shares. Each Common Share issued through the recapitalization will be entitled to one vote per share. The recapitalization would consolidate our dual-class structure into a single class of voting stock.

Quorum

The presence, either in person or by proxy, of holders of a majority of the outstanding shares of Class A Common Stock is necessary to constitute a quorum at the annual meeting for the matter to be voted on by holders of

Class A Common Stock, and the presence, either in person or by proxy, of holders of a majority of the outstanding shares of Class B Common Stock is necessary to constitute a quorum at the annual meeting for the matters to be voted on by holders of Class B Common Stock. Shares of Class A Common Stock and Class B Common Stock represented by a properly completed proxy will be treated as present at the annual meeting for purposes of determining a quorum without regard to whether the proxy is marked as casting a vote, marked as abstaining, or not marked with a voting preference. See “Proxies; Revocability of Proxies; Cost of Solicitation,” beginning on page 22 for more information.

Vote Required for Approval

The board will only implement the recapitalization if it is approved by holders of BOTH classes of outstanding stock. Thus, the recapitalization will be effected only if it is approved by a majority of the outstanding shares of record holders of Class A Common Stock and by a majority of the outstanding shares of record holders of Class B Common Stock, in each case voting separately as a class. A broker non-vote or abstention with respect to the recapitalization proposal has the effect of a vote “AGAINST” the proposal.

In addition to the recapitalization proposal, record holders of Class B Common Stock will also vote on (a) the election of seven directors, (b) the ratification of the appointment of the accounting firm of Grant Thornton LLP as our independent accountant for the current year, (c) an advisory vote shareholder proposal submitted by the Herrick Foundation and (d) any other matters properly presented at the meeting.

From the persons duly nominated, directors will be elected by a plurality vote of the shares of Class B Common Stock present or represented at the meeting. This means that, regardless of the number of shares of Class B Common Stock not voted for a nominee, the seven nominees who receive the most votes will be elected. Broker non-votes and withhold votes are voted neither “FOR” nor “AGAINST” but will be counted in determining a quorum.

The ratification of the appointment of the accounting firm of Grant Thornton LLP as our independent accountant for the current year does not require a minimum vote for approval. As a matter of good corporate governance, the Audit Committee has determined to submit its selection to shareholders for ratification. In the event the committee’s selection is not ratified by a majority of the votes cast by the holders of Class B Common Stock on this proposal, the board will ask the Audit Committee to reconsider its selection. Even if the selection is ratified, the Audit Committee in its discretion may select a different public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and its shareholders.

Approval of any shareholder proposal, if properly presented, including the advisory vote shareholder proposal submitted by the Herrick Foundation, requires the affirmative “FOR” vote of a majority of the votes cast by the record holders of Class B Common Stock on this proposal. Broker non-votes and abstentions will not be voted “FOR” or “AGAINST” the advisory vote shareholder proposal submitted by the Herrick Foundation and will have no effect on such proposal.

If your shares are registered directly in your name with our transfer agent, you are considered, with respect to those shares, the “shareholder of record.” We have made this proxy statement/prospectus and proxy card available directly to shareholders of record.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder). The proxy materials should be forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial holder, you have the right to direct your broker, bank or nominee how to vote and are also invited to attend the annual meeting. However, since you are not a shareholder of record, you may not vote these shares in person at the Annual Meeting unless you bring with you a legal proxy from the shareholder of record. A legal proxy may be obtained from your broker or nominee.

A broker is entitled to vote shares held for a beneficial owner on routine matters, such as the ratification of the appointment of Grant Thornton LLP as independent accountant, without instructions from the beneficial owner of those shares. On the other hand, a broker may not be entitled to vote shares held for a beneficial owner on certain non-routine items, such as the contested director elections, the recapitalization proposal, and any shareholder proposals, absent instructions from the beneficial owners of such shares. Thus, if you do not give your broker specific instructions, your shares may be treated as “broker non-votes” and may not be voted on these matters and, in such event, your shares will not be counted in determining the number of shares necessary for approval, although they will count for purposes of determining whether a quorum exists. Broker non-votes and abstentions will not be voted “FOR” or “AGAINST” a non-routine proposal and will have no effect on such proposal, other than with respect to the recapitalization proposal, on which a broker non-vote or abstention will have the same effect as a vote “AGAINST” the recapitalization proposal.

Our directors and officers, except for Kent B. Herrick, together beneficially owned, as of the record date for the meeting, less than 1% of the outstanding shares of Class A Common Stock and less than 1% of the outstanding shares of Class B Common Stock. We anticipate that, except for Kent B. Herrick and Steve J. Lebowski — both of whom were selected to serve on the board by the Herrick Foundation and its affiliates — each of our directors and officers will vote in favor of the recapitalization proposal, our nominees for election to the board and ratification of the appointment of Grant Thornton LLP as our independent accountant and will vote against the advisory vote shareholder proposal submitted by the Herrick Foundation. Please see “Interests of Certain Persons in the Recapitalization,” beginning on page 49 for a discussion of Kent B. Herrick’s interests.

Proxies; Revocability of Proxies; Cost of Solicitation

If a record holder of Class A Common Stock or Class B Common Stock attends the annual meeting, he or she may vote by ballot. However, many shareholders may be unable to attend the annual meeting. Therefore, our board is soliciting proxies so that each holder of shares of Class A Common Stock and Class B Common Stock at the close of business on the record date has the opportunity to vote on the recapitalization proposal and so that each holder of shares of Class B Common Stock at the close of business on the record date has the opportunity to vote on the election of directors and the other matters under consideration at the annual meeting.

You may vote your shares of Class A Common Stock and Class B Common Stock by proxy by marking your votes on each WHITE proxy card you received, signing and dating it, and mailing it in the envelope provided. You can specify your choices by marking the appropriate boxes on your proxy card. If you are a holder of both Class A Common Stock AND Class B Common Stock, please be sure to vote both your Class A Common Stock and your Class B Common Stock by either

•	completing and returning BOTH of the enclosed WHITE proxy cards, or

•	voting BOTH your Class A Common Stock and your Class B Common Stock by telephone or over the Internet.

In addition, you may submit your proxy or voting instructions by accessing the Internet website specified on the enclosed proxy card or by calling the toll-free number specified on the enclosed proxy card. If you submit a proxy through the Internet or by telephone, please do not return the proxy card.

If you sign and return your WHITE proxy card(s) without specifying a choice, the proxies will vote the shares as recommended by the board. Each WHITE proxy card also confers discretionary authority on the individuals appointed by the board and named on the proxy card to vote the shares represented by the proxy card on any other matter that is properly presented for action at the annual meeting.

You may revoke your proxy at any time before it is voted at the annual meeting by submitting a later dated proxy through the Internet, by telephone, or by mail, or voting in person at the annual meeting or filing an instrument of revocation with our corporate secretary. You may obtain a new proxy card by contacting Georgeson, Inc., 199 Water Street, 26th Floor, New York, New York 10038 (Shareholders call toll free at (866) 203-1198). If you hold your shares through an account at a brokerage firm or bank, you should contact your brokerage firm or bank to change your vote.

If you hold your shares through a bank or broker, follow the voting instructions on the form you receive. Brokers do not have discretionary authority to vote on the election of directors (because the election is contested), the recapitalization proposal, or on the advisory vote shareholder proposal submitted by the Herrick Foundation. Brokers do have discretionary authority to vote on the ratification of the appointment of the accounting firm of Grant Thornton LLP as our independent accountant for the current year and any other routine matters properly presented at the meeting.

We urge all shareholders to vote by signing and returning the accompanying WHITE proxy card(s) by telephone or online over the Internet, whether or not you plan to attend the annual meeting. If you do attend the annual meeting, you may vote by ballot, which will cancel any proxy previously given.

We urge you NOT to sign or return any GOLD proxy card that may be sent to you by the Herrick Foundation, even as a protest vote against them. If you have previously signed a GOLD proxy card that may have been sent to you by the Herrick Foundation, you have every legal right to change your vote. You may change any vote you may have cast by submitting a proxy by telephone or Internet, by signing, dating, and returning the enclosed WHITE proxy card or by voting by ballot. Only your latest dated proxy card will count.

We are furnishing this proxy statement/prospectus to you in connection with the solicitation by the board of the enclosed WHITE form of proxy or proxies for the annual meeting. We will bear the cost of the solicitation of proxies through use of this proxy statement/prospectus, including the costs associated with the preparation, assembly, printing and mailing of this proxy statement/prospectus, and reimbursement of brokers and other persons holding stock in their names, or in the names of nominees, at approved rates, for their expenses for sending proxy material to principals and obtaining their proxies. We have retained Georgeson Inc. to solicit proxies on behalf of the board for a fee of $175,000, plus reimbursement of reasonable out-of-pocket expenses and an additional fee upon the filing, mailing or commencement of opposition solicitation $125,000. In addition, our employees and directors also may solicit proxies personally, or by mail, telephone or electronic transmission, without additional compensation. Our expenses related to the solicitation of proxies in connection with the annual meeting, excluding costs represented by salaries and wages of regular employees and officers, are expected to be at least $[     ], of which approximately $[     ] has been spent to date. Appendix I to this proxy statement/prospectus sets forth certain information relating to the directors and other individuals who, under rules promulgated by the Securities and Exchange Commission, are “participants” in our solicitation of proxies in connection with the annual meeting.

Meeting Admittance Procedures

Only shareholders of record of Class A Common Stock and Class B Common Stock as of the close of business on May 8, 2009, the record date for the annual meeting, or their duly appointed proxy holders (not to exceed one per shareholder), may attend the annual meeting. Please bring a government issued form of identification and, if you hold your shares of Class A Common Stock or Class B Common Stock in street name, proof of ownership of such shares, such as your brokerage statement.

If you plan to attend the annual meeting and vote your shares in person, but your shares are held in the name of a broker, trust, bank or other nominee, you should also bring with you a proxy from the broker, trustee, bank or nominee confirming that you beneficially own the shares.

Board Recommendation

•	The board recommends that holders of Class B Common Stock vote “FOR” the election of all of our nominees on the enclosed WHITE proxy card. (Kent B. Herrick and Steve J. Lebowski — both of whom are part of a competing slate proposed by the Herrick Foundation — dissented from this recommendation.)

•	The board recommends that holders of Class A Common Stock and holders of Class B Common Stock vote “FOR” the approval of recapitalization proposal. (Kent B. Herrick and Steve J. Lebowski — both of whom were selected to serve on the board by the Herrick Foundation and its affiliates — dissented from this recommendation.)

•	The board recommends that holders of Class B Common Stock vote “FOR” the ratification of independent public accountants.

•	The board recommends that holders of Class B Common Stock vote “AGAINST” the advisory vote shareholder proposal submitted by the Herrick Foundation since the board has already adopted a “say on pay” policy giving shareholders an advisory vote on compensation policies and procedures beginning in 2010. (Kent B. Herrick and Steve J. Lebowski — both of whom were selected to serve on the board by the Herrick Foundation and its affiliates — dissented from this recommendation.)

PROPOSAL NO. 1 — ELECTION OF DIRECTORS

Background

Our bylaws authorize the board to determine the number of directors that will make up the full board. On February 21, 2009, at a meeting of the board, the board determined that our board would continue to consist of seven directors. At the annual meeting, holders of Class B Common Stock will elect seven directors to serve until the 2010 annual meeting of shareholders or until their respective successors are elected and qualified.

In selecting its nominees, the Governance and Nominating Committee focused on assembling a highly qualified slate of independent candidates without ties to any particular group of shareholders or any other constituencies. The committee engaged in an intensive process to identify and vet a full slate of director nominees with manufacturing experience and/or experience with public regulatory and compliance matters, as well as business transformation leadership and financial backgrounds. With the assistance of Korn/Ferry, the world’s largest executive search firm, the Governance and Nominating Committee identified a number of very attractive candidates. The committee believes that each of the new nominees — Leonard Anthony, William Barker, David Bloss and Greg Smith — will be invaluable to the management team as it navigates this difficult economy and continues to execute on its strategic plan. All of the new nominees have experience as chief executive officers, two have senior executive experience at Fortune 500 companies and one previously served as President of the Americas and Vice Chairman of Ford Motor Company. After careful deliberation, the Governance and Nominating Committee determined to recommend to the board the nomination of four new independent candidates and three incumbent directors (Messrs. Buker, Aziz and Quinn).

Two of our current directors, Peter M. Banks and David M. Risley, have decided not to seek reelection at the 2009 annual meeting. At the special meeting of shareholders, held on November 21, 2008 the Herrick Foundation attempted to, but did not obtain the required shareholder approval to remove and replace Dr. Banks and Mr. Risley. Given the significant costs to us of the ongoing disagreements with the Herrick Foundation, including through professional fees and the expenditure of management and board time and effort, Dr. Banks and Mr. Risley reached the conclusion that it was in the best interests of the company and its shareholders for them to not seek reelection at the 2009 annual meeting of shareholders.

The Governance and Nominating Committee did not recommend that the board re-nominate current directors Kent B. Herrick and Steve J. Lebowski. As we previously disclosed, we are one of several companies involved in investigations into possible anti-competitive practices in the compressor industry being conducted by the antitrust authorities of the United States, Brazil and European Commission. Kent Herrick and Todd Herrick have not cooperated with us in our own investigation. On February 12, 2009, the United States Department of Justice granted us conditional amnesty pursuant to the Antitrust Division’s Corporate Leniency Policy, and we entered into an agreement with the Department of Justice under which we will not be subject to criminal prosecution with respect to the investigation, so long as we continue to comply with the Corporate Leniency Policy. This requires, among other things, our continued full cooperation in the investigation. Our amnesty arrangement specifically excludes Todd Herrick and Kent Herrick.

The Governance and Nominating Committee recommended against re-nominating Kent Herrick and Steve Lebowski, among other reasons, in light of the number of more highly qualified director candidates willing to serve on the board. Kent Herrick and Steve Lebowski were selected as directors pursuant to a settlement agreement with the Herrick Foundation and were not vetted through our standard process to identify and nominate potential directors. The committee determined, based on the background, experience and skills of the candidates it identified through its search process, that each of its new nominees has greater potential to make valuable contributions to the company than Kent Herrick and Steve Lebowski. In addition, the Governance and Nominating Committee also determined, that it would not be in the best interests of our shareholders to re-nominate Kent Herrick for reelection as a director, because he has not cooperated with us in our investigation of possible anti-competitive practices that may have occurred at the company in the past. The Governance and Nominating Committee also considered the non-cooperative behavior of Messrs. Herrick and Lebowski with respect to certain board processes in reaching its determination not to re-nominate each of them.

As previously disclosed, on April 28, 2009, William E. Redmond, Jr., one of the candidates originally nominated by the board on February 21, 2009, had withdrawn as a company nominee for election as a director at the upcoming 2009 annual meeting of shareholders based on his determination that he could no longer make the time commitment necessary to serve as a director of the company. On May 8, 2009, we issued a press release announcing that the board had nominated William R. Barker to replace Mr. Redmond on our slate of director candidates.

Based on the Governance and Nominating Committee’s recommendation, the board has nominated the individuals identified in the section entitled “Our Nominees” as nominees for election at this year’s annual meeting.

Proxies

If you return the enclosed proxy card or vote by telephone or on the Internet, your shares will be voted for all seven of our nominees unless you withhold authority to vote for one or more of them. All of our nominees have consented to being named in this proxy statement/prospectus and to serve as directors, if elected. If a nominee becomes unable or unwilling to serve as a director at the time of the annual meeting, the persons who are designated as proxies intend to vote, in their discretion, for such other persons, if any, as may be designated by the board. As of the date of this proxy statement/prospectus, the board has no reason to believe that any of the persons named below will be unable or unwilling to serve as a nominee or as a director if elected.

Voting at Annual Meeting

From the persons duly nominated, directors will be elected by plurality vote of the holders of Class B Common Stock, present or represented at the meeting. This means that, regardless of the number of shares of Class B Common Stock not voted for a nominee, the seven nominees who receive the most votes will be elected.

The Herrick Nominees

On February 19, 2009, the Herrick Foundation notified us that it planned to seek representation on the board by nominating a slate of four candidates — Kent B. Herrick, Steve J. Lebowski, Terence C. Seikel and Zachary E. Savas — for election as directors at the annual meeting. On February 27, 2009, the Herrick Foundation notified us that it intended to deliver a proxy statement and form of proxy to holders of at least a percentage of Tecumseh’s voting shares required under applicable law to carry the election of directors and the submission of its shareholder proposal. On April 23, 2009, the Herrick Foundation filed preliminary proxy materials, as amended on May 3, 2009, with the Securities and Exchange Commission, in support of its slate of nominees, which include Kent B. Herrick and Steven J. Lebowski. Mr. Herrick and Mr. Lebowski are current directors; however, as discussed above, the board determined, based on the recommendation of the Governance and Nominating Committee and for the reasons described above, it is not in the best interests of the company and its shareholders to re-nominate them.

Mr. Savas and Mr. Seikel were the Herrick Foundation’s nominees in connection with the special meeting of shareholders held on November 21, 2008, in which the Herrick Foundation proposed to remove and replace two of our independent directors, Dr. Banks and Mr. Risley. Because the Herrick Foundation’s proposal did not obtain the requisite shareholder approvals, Dr. Banks and Mr. Risley were not removed from the board and Mr. Savas and Mr. Seikel were not elected as directors. The board supports its slate of highly qualified candidates, who have no ties to any particular constituencies, and recommends against the election of any of the Herrick Foundation’s nominees as directors.

The Herrick Foundation owns less than a 5% economic position in the company. If all four of the Herrick Foundation’s nominees are elected to the board, the Herrick Foundation will have nominated four of our seven directors. We do not believe that it is appropriate that the Herrick Foundation, which owns less than a 5% economic stake, should designate, appoint or otherwise nominate a majority of the directors.

In addition, the election of all four of the Herrick Foundation’s nominees to the board may trigger the “change in control” provisions under the agreement governing our $30 million secured credit facility and under employment and retention agreements we have with key senior executives. As such, the election of all of the Herrick nominees could result in adverse consequences to us.

The Credit Agreement

The election of all four of the Herrick Foundation’s nominees to the board will constitute a “change in control” under the agreement governing our $30 million secured credit facility, for which JPMorgan Chase Bank, N.A., is administrative agent. The occurrence of a change in control is an event of default under the agreement that, in addition to possibly triggering cross-default provisions under other agreements, would allow JPMorgan to terminate the agreement and terminate the stand-by letters of credit issued under the agreement to support our workers’ compensation obligations. Given current market conditions in which, we believe, banks are seeking to reduce credit risk by, among other things, restricting or eliminating credit availability, we do not know if JPMorgan would terminate the agreement rather than waive this event of default. If JPMorgan does terminate the agreement, we may not be able to secure a replacement credit facility with comparable terms — or on any terms at all. The loss of this source of liquidity could have unfavorable consequences. We have not contacted JPMorgan to ascertain the likelihood of its waiving, or the terms on which it would be willing to waive, an event of default on the occurrence of a change in control.

Employee Agreements

The election of all four of the Herrick Foundation’s nominees to the board will constitute a “change of control” under Mr. Buker’s employment agreement and his retention letter. If, following a change of control, Mr. Buker resigns for good reason or is terminated without cause (as those terms are defined in those agreements) he would be entitled to receive the same compensation as if he had terminated his employment for good reason, except that his cash payment would include two times his salary then in effect and two times his annual target bonus.

While the election of all of the Herrick Foundation nominees would not constitute a change of control under our change of control or retention letters with other senior executives, it may increase the likelihood that certain payments will be required. One of the conditions triggering such payments would be Mr. Buker’s departure from the company. A change of control may make it more likely that we will experience turnover at the senior executive level, which would increase the likelihood, under the terms of the change of control or retention letters, that we be obligated to make payments to remaining executives.

For more information, see the section “Potential Payments on Termination or Change in Control,” beginning on page 78.

Our Nominees

Set forth below is information about our nominees for the board. All of the incumbent nominees were elected by our shareholders at the 2008 annual meeting.

Name of Director	Age	Position	Director Since

Edwin L. Buker	56	Chairman of the Board of Directors, President and Chief Executive	2007
William E. Aziz	52	Director	2007
Jeffry N. Quinn	50	Director	2007
Leonard M. Anthony	54	Nominee	N/A
William R. Barker	59	Nominee	N/A
David A. Bloss	58	Nominee	N/A
Greg C. Smith	57	Nominee	N/A

Incumbent Nominees

•	Edwin L. Buker has served as our President and Chief Executive Officer since August 2007 and has served as our Chairman of the Board of Directors since February 2008. From 2002 to August 2007, Mr. Buker served as the President and Chief Executive Officer of Citation Corporation, a supplier of metal components. Prior to 2002, Mr. Buker served as Vice President and General Manager of the Chassis Systems Division at Visteon Automotive. He also served as President of Electrical Systems of The Americas for United Technologies Automotive. Mr. Buker serves on the Pension and Investment Committee.

•	William E. Aziz has served as a director since 2007. Mr. Aziz is a Chartered Accountant (Canada) and is currently the Chief Restructuring Officer of Hollinger Inc. He is a director of Canada Bread Company

Limited (Chair of the Audit Committee) and OMERS (the $44 billion Ontario Municipal Employees’ Retirement System). He has completed the Institute of Corporate Directors Governance College. He has previously been a director of Sun-Times Media Group, Inc. (NYSE), Doman Industries Limited (TSE) and Algoma Steel Inc. (TSE), among other public and private companies. He is the President of BlueTree Advisors Inc., a private advisory firm focused on restructuring and improving performance of client companies. BlueTree provides management services in connection with business recoveries, strategic planning and organizational development. Mr. Aziz is Chairman of the Governance and Nominating Committee. He also serves on the Audit Committee.

•	Jeffry N. Quinn has served as a director since 2007. Since 2004, he has been the Chairman of the Board, President and Chief Executive Officer of Solutia Inc., a specialty chemical and materials company with $4 billion in annual revenue. Mr. Quinn led Solutia through a successful restructuring under Chapter 11 of the U.S. Bankruptcy Code. Solutia emerged from bankruptcy in February 2008. Prior to that time, Mr. Quinn served as Chief Restructuring Officer of Solutia Inc. from 2003 to 2004. Mr. Quinn was an executive officer of Solutia Inc. at the time it filed for Chapter 11 protection late in 2003 having been hired in 2003 to lead our restructuring effort. Prior to joining Solutia, Mr. Quinn was an executive officer at Arch Coal Inc., the nation’s largest coal producer, and Premcor Inc., which is one of the nation’s largest independent oil refiners. Mr. Quinn is Chairman of the Compensation Committee and also serves on the Governance and Nominating Committee.

New Nominees

•	Leonard M. Anthony has served since July 2008 as the President and Chief Executive Officer of Severstal Warren (f/k/a WCI Steel), a company that focuses on producing high-quality steel with annual revenue in excess of $800 million. He had joined WCI Steel, Warren OH as Chief Executive Officer and President before completing a sale to OAO Severstal in July of 2008. Prior to that time, Mr. Leonard served as the Executive Vice President and Chief Financial Officer of Dresser-Rand Group, Inc., one of the largest global suppliers of rotating equipment solutions, including a wide range of technologically advanced centrifugal and reciprocating compressors, steam and gas turbines, expanders, multiphase turbine separators, portable ventilators and control systems. From 2003 to 2005, Mr. Leonard served as the Chief Financial Officer and Treasurer of International Steel Group, which, until its acquisition by Mittal Steel, was a Fortune 500 Company. Prior to the International Steel Group’s acquisition of Bethlehem Steel Corporation, Mr. Leonard had served as the Senior Vice President, Finance and Chief Financial Officer of Bethlehem Steel Corporation. Mr. Anthony currently sits on the board and chairs the audit committee of McJunkin Red Man Corporation, a privately owned portfolio company of Goldman Sachs.

•	William R. Barker served from 2005 until February 2009 as the Group Director, Beverage Cans, of Rexam PLC, a global consumer packaging company and beverage can-maker with annual revenues of $6.9 billion. Mr. Barker joined Rexam in 2001, and served as President and Chief Executive Officer of Rexam Beverage Cans Americas through 2004. Prior to joining Rexam, Mr. Barker was President, Textron Fastening System, for Textron Inc., a multi-industry Fortune 500 company with $14.2 billion in annual revenues. Mr. Barker also served on the board of Rexam until his departure in January of this year.

•	David A. Bloss, Sr. served from 1999 until March 2009 as Chairman of Circor International, a company that designs, manufactures and distributes valves and related fluid-control products with an annual revenue of over $790 million. During his time at Circor, Mr. Bloss also served through 2008 as Chief Executive Officer and through 2006 as President. From 1997 to 1999, Mr. Bloss acted as President and Chief Operating Officer of Watts Water Technologies (known as Watts Industries until 2003), a world leader in the design and manufacture of water valves and related products. Currently, Mr. Bloss sits on the public board of Magnetek Inc., a company specializing in the development, manufacture and marketing of digital power and motion control systems.

•	Greg C. Smith is the principal of Greg C. Smith LLC, a consulting firm focused on financial service, automotive and environmental markets. From 2005 to 2006, he served as the Vice Chairman of Ford Motor Company, one of the world’s premier producers of cars and trucks. Prior to serving as Ford’s Vice Chairman,

Mr. Smith served in varying capacities for Ford for over 30 years, including Chairman and Chief Executive Officer of Ford Motor Credit Co. from 2002 to 2004 and culminating in his position as Executive Vice President and President of the Americas of the Ford Motor Company. In addition to his long tenure at Ford, Mr. Smith has served on numerous public and private boards, including current positions on the boards of Solutia, Inc. and Penske Corp.

Board Recommendation

THE BOARD RECOMMENDS THAT HOLDERS OF CLASS B COMMON STOCK VOTE “FOR” THE ELECTION OF ALL OF OUR NOMINEES ON THE ENCLOSED WHITE PROXY CARD. (KENT B. HERRICK AND STEVE J. LEBOWSKI — BOTH OF WHOM ARE PART OF A COMPETING SLATE PROPOSED BY THE HERRICK FOUNDATION — DISSENTED FROM THIS RECOMMENDATION.)

INFORMATION CONCERNING THE BOARD OF DIRECTORS

Corporate Governance Guidelines

We are committed to sound corporate governance principles as such principles are essential to our reputation and to the ethical conduct of our business and our relationship with others. The board has adopted and adheres to corporate governance guidelines that we believe assist the board to maximize shareholder value in a manner consistent with the highest standards of integrity. We continually review and update our governance practices based on the standards of The NASDAQ Stock Market LLC, legal requirements, rules and regulations promulgated by the Securities and Exchange Commission and best practices recommended by governance authorities.

Several of our significant corporate governance practices include:

•	the board has determined that a substantial majority of the directors must be independent;

•	the Audit Committee, Governance and Nominating Committee and Compensation Committee consist solely of independent directors;

•	the board has implemented a policy that our directors may serve on a limited number of public company boards (subject to specific board approval);

•	the board has adopted a “say on pay” policy that at each annual meeting of shareholders, beginning at the 2010 annual meeting, shareholders will have the opportunity to vote on a resolution calling for a non-binding advisory vote on the executive compensation policies and procedures employed by the company and the board as described in our proxy statement. The outcome of the shareholder advisory vote will be considered by the Board and the Compensation Committee as they consider compensation policies and procedures going forward;

•	the board has at least six regularly scheduled meetings per year and holds additional special meetings as necessary;

•	the board has implemented a board and committee evaluation process to examine and discuss how the board and its committees function as groups and with our senior management; and

•	the board has also implemented an individual director evaluation process. Each of our directors complied with the board’s evaluation processes, with the exception of Kent B. Herrick and Steve J. Lebowski, neither of whom have been re-nominated.

Our corporate governance guidelines are available at the “Investor Relations” section of our website at www.tecumseh.com. We are not including information contained on or available through our web site as part of, or incorporating such information by reference into, this proxy statement/prospectus.

Board Independence

We determine director independence by applying the definition of independence contained in the applicable rules of The NASDAQ Market LLC, both for purposes of NASDAQ’s rule requiring that a majority of the board consist of independent directors and its rules requiring the Audit Committee, Governance and Nominating Committee and Compensation Committee to be made up entirely of independent directors. Applying that definition, the board determined as follows:

•	William E. Aziz, Peter M. Banks, Steve J. Lebowski, Jeffry N. Quinn and David M. Risley, each a current director, are each independent directors.

•	Neither Edwin L. Buker nor Kent B. Herrick is an independent director.

•	Mr. Buker is our Chief Executive Officer and President.

•	Mr. Herrick is a member of the board of trustees and a paid employee of the Herrick Foundation. Subsequent to his removal from all management positions of the company, he was appointed to the board pursuant to the settlement and release agreement discussed under ‘‘Background of the Proposed Recapitalization,” beginning on page 34.

•	Leonard Anthony, William Barker, David Bloss and Greg Smith, if elected at the annual meeting, will each be independent directors.

There were no transactions, relationships or arrangements considered by the board under the NASDAQ independence definition in determining the independence of the directors and nominees identified above as independent.

All directors who are or at any time during 2008 were members of the Audit Committee or the Governance and Nominating Committee were independent throughout their respective periods of service on those committees.

Board and Committee Meetings; Annual Meeting Attendance

We held 23 board meetings during 2008. The Audit Committee met 12 times, the Governance and Nominating Committee met 19 times and the Compensation Committee met 9 times. Each current director attended at least 75% of the total of all board meetings and all meetings of board committees on which such director served during 2008. We encourage the directors to attend the annual meetings of shareholders. All of the directors who held office at that time attended the 2008 annual meeting.

Communications with the Board of Directors

Shareholders may send communications to the board by mailing them to:

Board of Directors
c/o General Counsel & Secretary
1136 Oak Valley Drive
Ann Arbor, Michigan 48108

The General Counsel & Secretary will review each communication and, after consulting with the Chairman if she thinks it advisable, will forward the communication to the person she deems appropriate to deal with it. She also will provide a copy of each communication to the Lead Director.

Transactions with Related Persons

The board recognizes that related person transactions present a heightened risk of conflicts of interest and/or improper valuation (or the perception thereof) and has determined that the Audit Committee is best suited to review and approve related person transactions. Our Audit Committee’s charter requires it to review, on an ongoing basis, related party transactions required to be disclosed in our public filings for potential conflict of interest situations and requires all such transactions to be approved by the committee or another independent body of the board. The related party transactions described below have been reviewed and approved by the Audit Committee or another independent body of the board.

John H. Reilly is the non-executive-Chairman of the Board of United Refrigeration Inc., one of the largest distributors of refrigeration, air conditioning and heating parts and equipment worldwide. On March 4, 2009, Mr. Reilly filed a Schedule 13D amendment, indicating that, at that time, he was a beneficial owner of 7.3% of the outstanding shares of our Class B Common Stock (which, according to a filing he made on February 12, 2009, had previously been 6.3% of the outstanding shares of our Class B Common Stock). During 2008, in the ordinary course of business and prior to Mr. Reilly becoming a beneficial holder of more than 5% of the outstanding shares of our Class B Common Stock, sales to United Refrigeration, Inc. and its affiliates amounted to approximately $16.5 million, or approximately 1.7% of our consolidated sales. In 2009, as of March 6, 2009, prior to Mr. Reilly’s becoming a beneficial holder of more than 5% of the outstanding shares of our Class B Common Stock, sales to United Refrigeration, Inc. and its affiliates amounted to approximately $1.2 million, with an additional $0.5 million sales coming after his becoming a beneficial holder of more than 5% of the outstanding shares of our Class B Common Stock.

Committees of the Board

The board has four standing committees: an Audit Committee, a Governance and Nominating Committee, a Pension and Investment Committee and a Compensation Committee. The board has adopted, and may amend from time to time, a written charter for each of these committees.

Audit Committee

The Audit Committee assists the board with its oversight of:

•	management’s conduct of the financial reporting process;

•	the integrity of our financial statements;

•	compliance with legal and regulatory requirements, including the requirements of the Sarbanes-Oxley Act of 2002;

•	the independence and qualifications of the outside auditor; and

•	the performance of our internal audit function and outside auditor.

The board has adopted a written charter for the committee, a current copy of which can be accessed via the “Investor Relations” section of our website, located at www.tecumseh.com. We are not including information contained on or available through our web site as part of, or incorporating such information by reference into, this proxy statement/prospectus.

Under the terms of its charter, the Audit Committee is comprised of at least three directors, designated by and serving at the pleasure of the board. The Audit Committee is currently comprised of four directors. In 2008, the Audit Committee met 12 times. Mr. Risley, Mr. Aziz, Mr. Lebowski and Dr. Banks served on the Audit Committee for the duration of the year. This composition of the Audit Committee satisfied the independence requirements of the Securities Exchange Act of 1934 and the rules of the Securities and Exchange Commission, as well as the independence and experience requirements of The NASDAQ Market LLC and our Corporate Governance Guidelines. The board has also determined that the Chairman of the committee, Mr. Risley, is an “audit committee financial expert” as defined in the Securities and Exchange Commission rules.

Audit Committee Report

Our committee oversees our financial reporting process on behalf of the board and is comprised of outside directors who are independent within the meaning of, and meet the experience requirements of, the applicable SEC and Nasdaq rules. Management has primary responsibility for the financial statements, reporting processes and system of internal controls. In fulfilling our oversight responsibilities, we reviewed the audited financial statements for the fiscal year ended December 31, 2008 and discussed them with management, including a discussion of the quality, not just the acceptability, of the accounting principles, reasonableness of significant judgments and clarity of disclosures in the financial statements.

In performing our oversight function, we also discussed with the independent accountant the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, we received from the independent accountant the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and we discussed their independence with them.

Based on the reviews and discussions referred to above and such other considerations as we determined to be appropriate, we recommended to the board (and the board approved) that the audited financial statements for the fiscal year ended December 31, 2008 be included in the annual report on Form 10-K for that year.

All the current members of our committee served throughout 2008.

Presented by the members of the Audit Committee of the Board of Directors

David M. Risley, Chairman
William E. Aziz
Peter M. Banks
Steve J. Lebowski

Governance and Nominating Committee

The Governance and Nominating Committee, which is comprised of Messrs. Aziz, Mr. Risley and Mr. Quinn, met 19 times during the 2008 fiscal year.

The board has adopted a written charter for the committee, a current copy of which can be accessed via the “Investor Relations” section of our website located at www.tecumseh.com. We are not including information contained on or available through our web site as part of, or incorporating such information by reference into, this proxy statement/prospectus.

Under the terms of its charter, the mission of the Governance and Nominating Committee is to assist the board in conducting the business successfully in order to maximize long-term benefits to shareholders, including optimizing long-term financial success. Its functions include:

•	actively developing and recommending to the board strategies for achieving those goals;

•	monitoring and reporting to the board on the effectiveness of management policies and decisions;

•	annually reporting to the board the committee’s assessment of the board’s performance in light of the objectives described above;

•	annually reviewing with the board the appropriate skills and characteristics required of board members in the context of the then current composition and needs of the board, including issues of diversity, age and skills; and

•	making recommendations to the board concerning candidates for nomination to the board.

As discussed above, one function of the Governance and Nominating Committee is to make recommendations on nominations for the board. Although the committee’s charter does not set out specific minimum qualifications that must be met in order for the Governance and Nominating Committee to recommend any nominee to the board, the committee annually reviews with the board the appropriate skills and characteristics required of directors in the context of the then current composition and needs of the board as well as the circumstances of the company, including issues of diversity, independence, experience and skills, in order to recommend suitable candidates.

The committee identifies potential nominees through recommendations made by executive officers, non-management directors, third party recruiting firms and shareholders. The committee evaluates candidates based on their resumes and through references and personal interviews. During 2008, the committee engaged Korn/Ferry International to assist the committee in identifying and evaluating potential director candidates.

The committee evaluates nominees suggested by shareholders in the same manner it evaluates other nominees. In order to be considered by the committee as a board nominee at next year’s Annual Meeting, all shareholder suggestions must be received before December 31, 2009. Any shareholder who wishes to make a suggestion should submit it in writing to:

Governance and Nominating Committee
c/o General Counsel & Secretary
1136 Oak Valley Drive
Ann Arbor, Michigan 48108

Compensation Committee

The Compensation Committee met 9 times during the 2008 fiscal year.

The board has adopted a written charter for the committee, a current copy of which can be accessed via the “Investor Relations” section of our website, located at www.tecumseh.com. We are not including information contained on or available through our web site as part of, or incorporating such information by reference into, this proxy statement/prospectus.

Under the terms of its charter, the purpose of the Compensation Committee is to assist the board in its oversight of our compensation policies and procedures. The Compensation Committee’s functions include:

•	reviewing our general policies for compensating outside directors and, if appropriate, making recommendations to the full board concerning changes in those policies;

•	after consultation with our chief executive officer, establishing salaries for our executive officers other than the chief executive officer;

•	administering all plans and programs under which our executive officers or directors are compensated other than pension and welfare plans that are generally available to our salaried employees (including executive officers) other than pension and welfare plans that are generally available to our salaried employees (including executive officers);

•	periodically reviewing the operation of our executive and director compensation programs to determine whether they are fulfilling their purposes and considering and making recommendations to the board concerning changes or new compensation programs the committee believes would benefit us and shareholders; and

•	providing the board with such other recommendations as it requests about officer, employee and director compensation.

In furtherance of its purposes, the committee may form and delegate any of its responsibilities to a subcommittee, so long as such subcommittee is solely comprised of one or more members of the committee, and such delegation is not otherwise inconsistent with law and applicable rules and regulations of the Securities and Exchange Commission and The NASDAQ Stock Market LLC.

In determining the salaries of the executives other than the chief executive officer, the committee considers recommendations made by the chief executive officer. Additionally, beginning in the 2007 fiscal year and continuing in 2008, the committee has engaged Lyons, Benenson & Company Inc. to provide advice and counsel to the Compensation Committee and the board on all aspects of executive and non-employee director compensation, including providing survey data, analyzing data and assisting in the design of various elements of the compensation program. Lyons, Benenson & Company Inc. also reviews and makes recommendations on the Compensation Committee’s charter, policies, and practices. Its fees are authorized by the Compensation Committee without input from management. Lyons, Benenson & Company Inc. is responsible to the committee and conducts all of its work under the auspices of the Compensation Committee. It performs no other work for us.

Compensation Committee Interlocks and Insider Participation

Messrs. Jeffry N. Quinn (Chairman), David M. Risley and Steve J. Lebowski served on the Compensation Committee for the duration of the 2008 fiscal year. No one who served on the Compensation Committee in 2008 is or ever has been an officer or employee of Tecumseh Products Company or any of our subsidiaries. None of our executive officers has served on the board or compensation committee (or other committee serving an equivalent function) of any other entity of which executive officers have served on our board or compensation committee.

Code of Conduct

We have adopted the Tecumseh Products Company Corporate Policy, which is a code of conduct that applies to all of our directors, officers and employees. A current copy of the Corporate Policy can be accessed via the “Investor Relations” section of our website, located at www.tecumseh.com. We are not including information contained on or available through the company’s web site as part of, or incorporating such information by reference into, this proxy statement/prospectus.

Section 16(a) Beneficial Ownership Reporting Compliance

Directors, certain officers, and beneficial owners of more than 10% of the Class B shares are required to file reports about their ownership of our equity securities under Section 16(a) of the Securities Exchange Act of 1934 and to provide copies of the reports to us. Based on the copies we received and on written representations from the persons we know are subject to these requirements, we believe all 2008 filing requirements were met, except that

•	due to a clerical oversight, each of our six non-employee directors (Messrs. Aziz, Banks, Herrick, Lebowski, Quinn and Risley) filed one late Form 4, each reporting one transaction — a grant of deferred stock units effective January 1, 2008 under our Outside Directors’ Deferred Stock Unit Plan;

•	Dr. Banks filed one additional late Form 4 reporting one transaction; and

•	neither the Herrick Foundation, Todd W. Herrick, nor Toni Herrick filed a Form 5 for 2008, and none of them provided us with a representation that no Form 5 was required.

PROPOSAL NO. 2 — THE RECAPITALIZATION PROPOSAL

The description of the material terms of the recapitalization set forth below is not intended to be a complete description of the recapitalization. We urge all shareholders to read the proposed amendment to the articles of incorporation attached to this proxy statement/prospectus as Annex A in its entirety.

Structure of the Recapitalization

The recapitalization will be effected through an amendment to the articles of incorporation. The proposed amendment is included in this proxy statement/prospectus as Annex A. If the recapitalization is approved and effected, each nonvoting share of Class A Common Stock will be reclassified and converted into one Common Share, entitled to one vote per share, and each share of voting Class B Common Stock will be reclassified and converted to 1.1 Common Shares, each entitled to one vote per share. As a result of the recapitalization, we will have a single class of Common Shares, with each share entitled to one vote.

As of May 8, 2009, there were 13,401,938 shares of Class A Common Stock outstanding (which would increase to 14,792,882 shares outstanding if our former lender, Tricap Partners II L.P., fully exercised its warrant to purchase from the company all 1,390,944 shares subject to that warrant) and 5,077,746 shares of Class B Common Stock outstanding. If the recapitalization is effected, we will issue 13,401,938 shares of new Common Shares (which would increase to 14,792,882 Common Shares if Tricap Partners II L.P., fully exercised its warrant) in respect of the currently outstanding Class A Common Stock, which would be exchanged for new Common Shares at a 1.1 exchange ratio, and 5,585,521 shares of new Common Shares in respect of the currently outstanding Class B Common Stock, which would be exchanged for new Common Shares at a 1.1:1 exchange ratio.

Background of the Proposed Recapitalization

We currently have a dual-class capital structure, consisting of Class A Common Stock, which does not have voting rights, except as required by law or the articles of incorporation, and Class B Common Stock, which has one vote per share in the election of directors and other corporate matters requiring a shareholder vote. We believe that this dual-class capital structure is no longer in the best interests of all shareholders.

The dual-class capital structure was established on April 22, 1992. It was implemented to provide the company with additional flexibility while balancing the control and liquidity concerns of the Herrick Foundation and other Herrick family interests, our largest shareholders at the time. Specifically, the dual-class capital structure was intended to allow:

•	us to issue equity securities in connection with acquisitions and to raise equity capital or to issue convertible debt or convertible preferred stock as a means to finance future growth without diluting the voting power of the Herrick family interests and other Class B shareholders; and

•	holders of our common stock to sell or otherwise dispose of shares of common stock while maintaining their voting positions.

At the time the dual-class structure was implemented, the board determined that the potential benefits that it believed would result from the structure would outweigh any potential disadvantages.

In early 2007, our then-current board, after careful consideration and extensive deliberations, determined that it had to replace our President and Chief Executive Officer, Todd W. Herrick, and remove Kent B. Herrick from his senior management position with the company. The board determined that in order to preserve, and to try and restore, shareholder value and confidence, a change in management was necessary. Shortly thereafter, the board removed Todd W. Herrick as Chairman of the Board and appointed Mr. Risley to replace him. Thereafter, the board installed new leadership, including a new acting President and Chief Operating Officer and began to search for new permanent leadership.

On March 6, 2007, the Herrick Foundation and Todd W. Herrick commenced a lawsuit in the Circuit Court of Lenawee County, Michigan against the company and three of our directors (Dr. Banks, Mr. Koch and Mr. Risley) seeking to overturn the resolution passed by the board on February 28, 2007 that increased the size of the board to seven directors. The basis of the claim was that the resolution increasing the size of the board was an improper use of the corporate franchise to disenfranchise shareholders of the right to elect members of the board.

On March 15, 2007, we commenced a lawsuit in federal court against the Herrick Foundation, two Herrick family trusts, Todd W. Herrick and certain other individuals, requesting that the court suspend the voting rights attached to the shares held by those individuals and entities. In the lawsuit, we claimed that the Herrick Foundation and its related parties formed a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, thereby triggering the Class A Protection Provision, which would prohibit the Herrick Foundation and its related parties from exercising the voting rights of their Class B Common Stock.

On April 2, 2007, a settlement and release agreement was executed by the company, the three directors named in the Herricks’ lawsuit, Todd W. Herrick, the Herrick Foundation, the Herrick family trusts and certain other persons associated with the Herrick Foundation and the Herrick family trusts, including Kent B. Herrick. Among other things, the settlement and release agreement provided for the resignations of Todd W. Herrick and Albert A. Koch from the board, the appointment to the board of Kent B. Herrick and one other director selected by the Herrick Foundation and its affiliates, the nomination of Dr. Banks and Mr. Risley as candidates for reelection to the board and the initiation of a director search for two other independent directors and of an executive search for a new chief executive officer, who would also serve on the board as Chairman. The settlement and release agreement also obligated all the parties to the agreement to vote in favor of the directors identified in, or selected pursuant to, the settlement and release agreement at our 2007 and 2008 annual meetings of shareholders.

On April 10, 2007, pursuant to the settlement and release agreement, Todd W. Herrick resigned from the board, and the board appointed Kent B. Herrick to the board to fill the vacancy created by Todd W. Herrick’s resignation. On August 13, 2007, Steve J. Lebowski, the designee of Herrick family interests under the settlement and release agreement, became a director. On the same day, William E. Aziz and Jeffry N. Quinn became directors after being selected pursuant to the processes set forth in the settlement and release agreement, and Edwin L. Buker became Chief Executive Officer and a director, also pursuant to the settlement and release agreement. Mr. Buker was subsequently elected as Chairman of the board.

In early 2008, representatives of the Herrick Foundation approached our representatives regarding a potential transaction involving the Herrick Foundation’s shares. In response, the board authorized our legal and financial advisors to engage in discussions with the Herrick Foundation’s advisors about a possible purchase or redemption of the Herrick Foundation’s shares of Class B Common Stock or another transaction involving the Herrick Foundation’s shares of Class B Common Stock. After several discussions regarding potential transactions, the Herrick Foundation’s advisors informed us that it was not interested in pursuing such a transaction.

On March 10, 2008, the Herrick Foundation sent a letter to the board, requesting that, among other things, the board (i) seek a sale of the company, (ii) make a recommendation to shareholders to vote to remove the Class A Protection Provision at the 2008 annual meeting and (iii) redeem the Class A and B Shareholder Rights Plans. The March 10 letter also stated that the Herrick Foundation intended to seek buyers for its shares of Class B Common Stock and the company.

The next day, Mr. Buker, on behalf of the board, responded to the Herrick Foundation in writing and explained that the board would consider each of the Herrick Foundation’s requests consistent with the directors’ fiduciary duties. Mr. Buker also advised the Herrick Foundation that it was not authorized to seek a sale of the company. Because of Kent B. Herrick’s position as one of three trustees of the Herrick Foundation, our board determined that Kent B. Herrick should not participate in discussions regarding the Herrick Foundation’s requests.

Therefore, the board determined that the Governance and Nominating Committee, which was comprised solely of independent directors, should consider the Herrick Foundation’s request and make a recommendation to the full board. Over the next several months, the Governance and Nominating Committee carefully considered the Herrick Foundation’s requests, as well as all strategic alternatives available to us. In the course of its deliberations, the committee met with our senior management team and our outside legal and financial advisors and regularly updated the full board, as appropriate, given Kent B. Herrick’s conflict of interest.

After extensive review and deliberation, the committee determined that, in light of, among other things, the state of the mergers and acquisitions and credit markets generally, the interest of potential bidders in exploring an acquisition of the company at that time and the fact that we were in the early stages of executing our business plan (which, the board believed, would substantially improve our business, operations and financial outlook), pursuing a sale of the company at that time was not in our best interests. The committee also considered other potential strategic alternatives, including a cash dividend, a share repurchase or strategic acquisition or joint venture, and concluded that we should not pursue them at that time. However, the committee also concluded that it would continue to consider, from time-to-time, whether any of these strategic alternatives would be appropriate to explore further in light of changes in the market, the interest of potential buyers and the status of the execution of management’s business plan, as well as our financial and operational performance.

As a result of its review of strategic alternatives, together with information that we were receiving from some of our larger shareholders, the committee determined that it should pursue a recapitalization that would result in the elimination of our dual-class share structure. The Governance and Nominating Committee also determined, after extensive deliberations, that it would not be in the best interests of our shareholders to redeem the shareholder rights plans and eliminate the Class A Protection Provision from our articles of incorporation at that time, because they served to protect all of our shareholders. Without the shareholder rights plans and the Class A Protection Provision, the Herrick Foundation and its affiliates, given their voting power, could agree to or engage in a transaction that might be in their best interests (for example, by enabling them to obtain a control premium), but not be in the best interests of other shareholders or the company. The committee made these recommendations to the full board, which (except for Kent B. Herrick) adopted the committee’s recommendations. In particular, the board determined that the recapitalization was in the best interests of the company and its shareholders, and that we should pursue the recapitalization as quickly as reasonably practicable.

On June 13, 2008, the Herrick Foundation brought a lawsuit against us, in Lenawee County, Michigan Circuit Court, seeking to invalidate a bylaw amendment adopted by the board on April 4, 2008. The bylaw amendment changed from 50% to 75% the minimum number of voting shares required for shareholders to call a special meeting of shareholders. The board, on the recommendation of the Governance and Nominating Committee, adopted this lawful change in order to preserve the possibility that holders of a significant number of shares of Class B Common Stock could call such a meeting without exposing us and our shareholders to the calling of such a meeting by only the Herrick Foundation and a few other shareholders, thereby not representing the will of the majority of the economic interests in the company. The Herrick Foundation also requested that the court order us to call a special meeting of shareholders for the purpose of acting on a proposal of the Herrick Foundation to remove two of our independent directors — Mr. Risley and Dr. Banks — without cause and replace them with candidates nominated by the Herrick Foundation. In an agreement incorporated into an order entered by the court on August 11, 2008, we agreed to call a special meeting of shareholders to consider and vote on the Herrick Foundation proposal to remove either or both of Dr. Banks and Mr. Risley from the board without cause and, if removed, to replace them with individuals properly nominated and elected at the special meeting.

At the board’s request, the Governance and Nominating Committee carefully considered the Herrick Foundation’s proposal to remove either or both of Dr. Banks and Mr. Risley and to replace each of them with individuals selected by the Herrick Foundation and its affiliates. The committee determined, after careful review and deliberation that it would not be in the best interests of the company and its shareholders to remove either or both of Dr. Banks or Mr. Risley. The committee also determined, after meetings with our senior management and advisors, that we should continue executing on our business plan, which had previously been reviewed with and approved by the board, and should implement the recapitalization as soon as practicable. Our board (with directors Kent B. Herrick and Steve J. Lebowski — both of whom were selected to serve on the board by the Herrick Foundation and/or its affiliates - dissenting) voted to recommend to shareholders that they vote against the Herrick Foundation proposal.

On November 21, 2008, we held the special meeting of shareholders to consider a proposal by the Herrick Foundation to remove two of our independent directors — Mr. Risley and Dr. Banks - without cause and replace them with candidates nominated by the Herrick Foundation. The Herrick Foundation’s proposal failed to obtain the necessary votes for approval. Class B shareholders who were not affiliated with the Herrick Foundation or its affiliates and not recipients of the Herrick Foundation’s charitable contributions, voted by a substantial majority against the Herrick Foundation’s proposal.

Both the Herrick Foundation and the company publicly announced their support for a recapitalization in their respective proxy materials for the special meeting. The primary distinction between our recapitalization plan and the Herrick Foundation’s recapitalization plan was the number of shares of voting common stock to be exchanged for each outstanding share of Class B Common Stock. The Herrick Foundation publicly supported a recapitalization transaction whereby 1.1 shares of voting common stock would be issued for each share of Class B Common Stock outstanding, while the board supported a recapitalization transaction whereby one share of voting common stock would be issued for each share of Class B Common Stock outstanding. In addition, all of the third party proxy advisory firms, RiskMetrics Group, Glass Lewis and Proxy Governance, fully supported a recapitalization transaction.

We believed that a recapitalization had broad support, including, based on its public statements, from the Herrick Foundation and its affiliates (though the Herrick Foundation supported a different exchange ratio at that time). As such, on November 23, 2008, the Governance and Nominating Committee met, together with its legal advisors, to consider alternatives with respect to a recapitalization. The Governance and Nominating Committee discussed implementing a recapitalization by way of a stock dividend that would result in the automatic conversion of our dual-class capital structure into a single class of stock under the terms of our articles of incorporation. In these discussions, the committee considered the shareholder support for a recapitalization, including public statements by the Herrick Foundation, and the delay and expense associated with preparing a registration statement and submitting a recapitalization transaction to shareholders for approval. The Governance and Nominating Committee also discussed whether the recapitalization by way of a dividend could be implemented with an exchange ratio other than one share of common stock for each share of Class B Common Stock, but was informed by its legal advisors that, due to provisions in our articles of incorporation, any dividend recapitalization would have to be implemented on a share for share basis.

On December 4, 2008, the Governance and Nominating Committee met, together with its legal and financial advisors, to consider a possible recapitalization transaction, to be effectuated by the payment of a dividend of two shares of Class A Common Stock on each outstanding share of Class A Common Stock and Class B Common Stock, which would trigger an automatic conversion of the outstanding Class A shares into Class B shares pursuant to a provision of our articles of incorporation. The Governance and Nominating Committee was advised by the board’s financial advisor that the exchange ratio of the recapitalization was fair, from a financial point of view, to the holders of shares of the Class A Common Stock and Class B Common Stock. After considering all of the information presented, having had an opportunity to ask questions and receive answers from its financial advisor, Rothschild, and after discussing the merits of the proposed transaction in detail, the Governance and Nominating Committee unanimously agreed to recommend that the board approve the recapitalization.

On the same day, the board held a special meeting, with its legal and financial advisors to discuss, among other things, a possible recapitalization transaction. At this meeting, the Governance and Nominating Committee presented to the board the recapitalization proposal that the committee had unanimously agreed to recommend to the board. Rothschild rendered its oral opinion (subsequently confirmed in writing) to the board and the Governance Committee that as of that date and, based upon and subject to certain matters described to the directors and stated in the formal written opinion, the exchange ratio of the proposed recapitalization transaction was fair, from a financial point of view, to the holders of shares of Class A Common Stock and shares of Class B Common Stock.

After considering all of the information presented, including the presentations and recommendation made by the Governance and Nominating Committee and our legal and financial advisors, having had an opportunity to ask questions of and receive answers from each of them, and after discussing the merits of the proposed recapitalization in detail, the board approved the recapitalization and recommended the shareholders approve the proposed recapitalization. Kent B. Herrick and Steve J. Lebowski, both of whom were selected to serve on the board by the Herrick Foundation and its affiliates, dissented from this recommendation.

After assessing the circumstances, which included the Herrick Foundation’s public support for a recapitalization, the fact that all three proxy advisory firms endorsed our recapitalization, the benefits of a single class capital structure and the cost of continued disputes with the Herrick Foundation, and after again receiving advice from its legal and financial advisors (including a fairness opinion), and after extensive deliberation, the board exercised its business judgment and determined that the recapitalization was in the best interests of Tecumseh and all of its shareholders.

Accordingly, the board approved a resolution authorizing a dividend of two shares of Class A Common Stock for each existing share of Class A Common Stock and Class B Common Stock. The board did so with the understanding and intention that, upon payment of the dividend, all outstanding shares of Class A Common Stock would convert automatically into shares of Class B Common Stock on a share-for-share basis pursuant to our articles of incorporation. After the conversion, the Class B Common Stock would have been our only class of common stock and all shares would have had voting rights.

On December 8, 2008, although it had publicly announced that it supports a recapitalization, the Herrick Foundation initiated litigation in Lenawee County Circuit Court to block the recapitalization, which led to the issuance of a preliminary injunction on December 23, 2008, enjoining us from completing the recapitalization at that time without the consent or vote of the majority of the outstanding shares of Class B Common Stock. While we continue to litigate this lawsuit, the board continues to believe that the timely implementation of the recapitalization is fair and advisable to, and in the best interests of, the company and its shareholders. As such, the board asked the Governance and Nominating Committee to consider alternative methods for implementing the recapitalization.

In the weeks that followed, the Governance and Nominating Committee considered different alternatives to implement a recapitalization, including the proposed recapitalization by means of an amendment to our articles of incorporation, which would require the approval of holders of both classes of stock. The committee concluded that the proposed recapitalization was the best means of implementing a recapitalization transaction under the circumstances. The committee believed that a number of Class B shareholders would only support the proposed recapitalization if a premium was paid in respect of the Class B Common Stock. After meetings with senior management and its advisors, the committee determined that in order to increase the likelihood that we obtain the requisite shareholder approvals for the proposed recapitalization, we would need to offer Class B shareholders a premium in the recapitalization transaction.

On February 21, 2009, the Governance and Nominating Committee held a special meeting, with its legal and financial advisors present, to consider, among other things, a possible recapitalization transaction. At this meeting, Rothschild provided a presentation on the financial considerations of the recapitalization. Rothschild reviewed the potential benefits of undertaking a recapitalization transaction, as well as the pricing and trading dynamics of the shares in our dual-class structure. Rothschild revisited information about comparable transactions in which two classes of publicly traded common shares were combined into one and explained that, while in the majority of instances, shares were exchanged on a one-to-one basis, precedent transactions provided justification for a higher exchange ratio for voting shares, particularly where the benefits of a recapitalization transaction to holders of nonvoting shares outweighed the modestly dilutive effects from the issuance of additional shares. Specifically, Rothschild noted that, based on its analyses, an increase in the exchange ratio for Class B Common Stock from 1:1 to 1.1:1 represented modest dilution to all of the holders of Class A Common Stock. Rothschild discussed the benefits of the recapitalization transaction to holders of Class A Common Stock, including a broader investor base, a simplified share structure, and reductions in our professional fees, as a result of a lower likelihood of conflict with the Herrick Foundation. In addition, the Governance and Nominating Committee reviewed the profile of our shareholder base, and observed that a significant portion of our Class A shareholders were also Class B shareholders, who would therefore benefit from any premium paid to the holders of Class B Common Stock. Rothschild then rendered its oral opinion to the Governance and Nominating Committee that as of such date and, based upon and subject to certain matters described by Rothschild and stated in its written opinion dated February 21, 2009, the exchange ratios of the proposed recapitalization of (i) 1.1 new Common Shares issued to holders of Class B Common Stock for each share of Class B Common Stock outstanding and (ii) one new Common Share issued to holders of Class A Common Stock for each share of Class A Common Stock outstanding were fair, from a financial point of view, to the holders of Class A Common Stock and the holders of Class B Common Stock. After considering all of the information presented, having had an opportunity to ask questions of and receive answers from Rothschild and after discussing the merits of the proposed recapitalization in detail, the Governance and Nominating Committee unanimously agreed to recommend that the board approve the proposed recapitalization.

Also on February 21, 2009, the board held a special meeting to discuss among other things, a possible recapitalization transaction. At this meeting, the Governance and Nominating Committee presented to the board the recapitalization proposal that the Governance and Nominating Committee had unanimously agreed to recommend to the board. Following the conclusion of the Governance and Nominating Committee’s presentation, Rothschild provided a presentation on the financial considerations of the recapitalization. Rothschild revisited information about comparable transactions in which two classes of publicly traded common shares were combined into one and explained that, while in the majority of instances, shares were exchanged on a one-to-one basis, precedent transactions provided justification for a higher exchange ratio for voting shares, particularly where the benefits of a recapitalization transaction to holders of nonvoting shares outweighed the modestly dilutive effects from the issuance of additional shares. Specifically, Rothschild noted that, based on its analyses, an increase in the exchange ratio for Class B Common Stock from 1:1 to 1.1:1 represented modest dilution to all of the holders of Class A Common Stock. Rothschild discussed the benefits of the recapitalization transaction to holders of Class A Common Stock, including a broader investor base, a simplified share structure, and reductions in our professional fees, as a result of a lower likelihood of conflict with the Herrick Foundation. In addition, the board reviewed the profile of our shareholder base, and observed that a significant portion of our Class A shareholders were also Class B shareholders, who would therefore benefit from any premium paid to the holders of Class B Common Stock. Rothschild then rendered its oral opinion to the board that as of such date and, based upon and subject to certain matters described by Rothschild and stated in its written opinion dated February 21, 2009, the exchange ratios of the proposed recapitalization transaction were fair, from a financial point of view, to the holders of Class A Common Stock and the holders of Class B Common Stock. After considering all of the information presented, including the presentations and recommendation made by the Governance and Nominating Committee and our legal and financial advisors, having had an opportunity to ask questions of and receive answers from each of the foregoing, and after discussing the merits of the proposed recapitalization in detail, the board, by a vote of 5 to 2, approved the recapitalization and recommended that holders of Class A Common Stock and holders of Class B Common Stock approve the proposed recapitalization. Kent B. Herrick and Steve J. Lebowski dissented from the board’s decision.

If the prior recapitalization, to be effectuated by way of a dividend, had been implemented, then current holders of Class A Common Stock would have controlled 72.5% of the resulting voting shares and then current holders of Class B Common Stock would have controlled 27.5% of the resulting voting shares. By comparison, under the current recapitalization proposal, which contemplates the exchange of 1.1 shares of new Common Shares for each share of Class B Common Stock outstanding and one new Common Share for each share of Class A Common Stock outstanding, will result in current holders of Class A Common Stock receiving 70.6% of the new Common Shares issued in the recapitalization and current holders of Class B Common Stock receiving 29.4% of the new Common Shares issued in the recapitalization.

Reasons for the Proposed Recapitalization

This summary of the factors that the Governance and Nominating Committee and the board considered in making their decisions with respect to the proposed recapitalization is not intended to be exhaustive but includes all of the material factors considered by them. In view of the wide variety of factors considered in connection with the evaluation of the recapitalization and the complexity of these matters, the Governance and Nominating Committee and the board did not find it necessary to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, in considering the factors described below, individual directors may have given different weight to different factors.

Governance and Nominating Committee

As described above, the Governance and Nominating Committee has:

•	unanimously determined that the proposed recapitalization is in the best interests of the company and is fair and advisable to, and in the best interests of, the holders of Class A Common Stock and Class B Common Stock;

•	unanimously recommended that the board approve the proposed recapitalization; and

•	unanimously recommended that the board recommend that the holders of both Class A Common Stock and Class B Common Stock approve the proposed recapitalization.

In reaching these conclusions, the Governance and Nominating Committee consulted with our management and legal and financial advisors, considered and relied upon the analyses and presentations by Rothschild and the

Rothschild opinion, and unanimously voted to recommend that the board approve the recapitalization for the following reasons:

•	Closer Alignment of Economic Interests and Voting Rights. Currently, the holders of Class B Common Stock control 100% of the voting power yet represent less than 30% of the economic interest in the company. If the two classes of shares are combined, all of the holders of the newly designated Common Shares will have voting rights that are directly proportional to their economic interests.

In addition, the Herrick Foundation, one of our largest shareholders, advised in a letter to the board which was filed with the SEC on March 10, 2008 as an exhibit to Todd W. Herrick’s amended Schedule 13D, that it wishes to liquidate its holdings in Tecumseh. The committee believes that elimination of the Class A Protection Provision, together with a more liquid trading market for the Common Shares, will facilitate the Herrick Foundation’s ability to dispose of its stock.

•	Increased Liquidity. The committee believes (after consultation with our financial advisor) that the recapitalization will result in greater trading volume for the Common Shares than the historical trading volume of either of our existing two classes. The committee believes this increased liquidity will make it easier for investors to buy and sell our shares if we wish to attract new investors. The committee believes the Class B Common Stock has often traded at a historic discount to our Class A Common Stock as a result of the lack of liquidity for the shares. The recapitalization may eliminate the discounted price associated with the Class B Common Stock.

•	Elimination of Confusion Among Investors. The proposed recapitalization will result in a simplified single class, one share/one vote capital structure that will be consistent with the capital structure of the vast majority of publicly traded American corporations, which the committee believes will eliminate confusion about our capital structure among investors.

•	Creation of a More Attractive Financing Vehicle. The committee believes the change to a single, more liquid class of common stock and the elimination of the historical disparity in trading prices and voting rights of our two existing classes of common stock will make the company a more attractive financing vehicle.

•	Elimination of Class A Protection Provision as Impediment to Sale. The Class A Protection Provision in our articles of incorporation protects Class A shareholders because it generally requires a person who acquires more than 10% of the Class B Common Stock to make a tender offer for Class A Common Stock on specified terms. As a result of the recapitalization and proposed amendment to our articles of incorporation, the Class A Protection Provision will be eliminated.

•	Improved Corporate Governance and Increased Acceptance by Institutional Investors. The committee believes the recapitalization is consistent with corporate governance best practices and will result in our increased acceptance by institutional investors. This could lead to further improvements in stock liquidity.

The Governance and Nominating Committee also considered the following factors relating to the recapitalization and believes that each supports its determination that the proposed recapitalization is in the best interests of and is fair to the holders of our Class A Common Stock and Class B Common Stock:

•	The opinion of Rothschild that, subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken as described in the opinion, as of the date of the opinion, the exchange ratios of the proposed recapitalization of (i) 1.1 new Common Shares issued to holders of Class B Common Stock for each share of Class B Common Stock outstanding and (ii) one new Common Share issued to holders of Class A Common Stock for each share of Class A Common Stock outstanding were fair, from a financial point of view, to the holders of our Class A Common Stock and Class B Common Stock;

•	The analysis performed by Rothschild in connection with rendering its fairness opinion, including its analyses of historical recapitalization transactions, the benefits and costs to holders of each class of stock from the proposed recapitalization, dual-class publicly traded companies, acquisitions of companies with dual-class structures, the historical trading activity of each of our existing classes of common stock and the relative rights and preferences of each of our existing classes of common stock;

•	The current and historical trading prices and volumes of the Class A Common Stock compared to the current and historical trading prices and volumes of the Class B Common Stock;

•	The trading price differentials between two classes of stock of other similarly situated companies; and

•	The exchange ratios utilized by other companies that have completed recapitalization transactions that combined two classes of common stock into a single class.

The Governance and Nominating Committee also considered that the recapitalization may not produce all of the potential benefits to the company and its shareholders set forth above. Specifically, the Governance and Nominating Committee took into account that the proposed recapitalization and/or conversion of all shares of Class A Common Stock and Class B Common Stock into shares of Common Shares may not enhance value for all shareholders or improve the liquidity and marketability of our stock, particularly in the short-term.

In addition, the Governance and Nominating Committee considered that it is possible that the recapitalization will, due to an increased number of total shares outstanding, result in a reduction in the market value of shares held by the current Class A shareholders, or even the shares held by the current Class B shareholders, and that it is possible that combining our two classes of common stock may in the long-term produce no benefit to our shareholders or may produce a benefit to the current holders of Class B Common Stock at the expense of current holders of Class A Common Stock.

In addition, factors unrelated to our stock or business, such as the general perception of the recapitalization by the investment community, may cause a decrease in the value of the resulting class of Common Shares and impair their liquidity and marketability. Furthermore, securities markets worldwide have recently experienced significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could cause a reduction in the market price and liquidity of the resulting class of Common Shares, particularly if the recapitalization is not viewed favorably by the investment community.

If the proposed recapitalization is consummated, current holders of Class B Common Stock will suffer dilution of their voting power. Holders of voting Class B Common Stock currently control 100% of our voting power. If the recapitalization is consummated, the Common Shares held by current holders of Class B Common Stock would represent only 29.4% of the voting power (in the event that Tricap Partners II L.P. fully exercised its warrant, such percentage would fall to 27.4%). However, the Governance and Nominating Committee believes that notwithstanding the dilution of voting power for holders of Class B Common Stock, the recapitalization transaction is in their best interest because of the resulting closer alignment of economic interests and voting rights, increased liquidity, elimination of confusion among investors, creation of a more attractive financing vehicle, the elimination of the Class A Protection Provision as an impediment to a sale, and improved corporate governance and increased acceptance by institutional shareholders, as well as the premium being offered to the holders of Class B Common Stock.

The Governance and Nominating Committee also considered that if the recapitalization is consummated, current holders of Class A Common Stock will be subject to dilution of their economic ownership interests. Holders of Class A Common Stock currently control 72.5% of the economic ownership interests of the company. If the recapitalization is consummated, due to the economic premium offered to holders of Class B Common Stock, holders of Class A Common Stock will control a lower percentage of our ownership interests and will have their economic interests diluted. After the recapitalization, the Common Shares held by current holders of Class A Common Stock would represent only 70.6% of the resulting ownership interests (assuming Tricap Partners II L.P. does not exercise its warrant). However, the board believes that notwithstanding the modest dilution of economic interests to holders of Class A Common Stock, the recapitalization transaction is in their best interests because of the resulting alignment of economic interests with voting power in the Company, together with the other benefits of the recapitalization, which include increased liquidity, elimination of confusion among investors, creation of a more attractive financing vehicle, the elimination of the Class A Protection Provision as an impediment to a sale, and improved corporate governance and increased acceptance by institutional shareholders.

The Governance and Nominating Committee determined that, in light of all of the factors that it considered, the proposed recapitalization is in the best interests of the company and is in the best interests of and is fair to the holders of Class A Common Stock and Class B Common Stock. Accordingly, the Governance and Nominating Committee unanimously recommended that the board approve the proposed recapitalization, and it unanimously recommended that the board recommend that the holders of both our Class A Common Stock and our Class B Common Stock approve the proposed recapitalization.

Board of Directors

As described above, having determined that the proposed recapitalization is in the best interests of, and is fair and advisable to, the holders of Class A Common Stock and Class B Common Stock, in light of all of the factors that it considered, the board (with only Kent B. Herrick and Steve J. Lebowski dissenting) has approved the recapitalization and recommends that the holders of Class A Common Stock and Class B Common Stock approve the recapitalization. In reaching these conclusions, the board consulted with members of the Governance and Nominating Committee, our management and its legal and financial advisors and based its determination primarily on the conclusions and recommendation of the Governance and Nominating Committee, as well as on the factors that were considered by the Governance and Nominating Committee and substantially adopted by the board, as described above. By adopting the exchange ratios, the board has proposed a structure for the recapitalization that is not only in the best interests of all of our shareholders, but also one that it believes addresses the issues previously raised by the Herrick Foundation. THE BOARD RECOMMENDS THAT HOLDERS OF CLASS A COMMON STOCK AND HOLDERS OF CLASS B COMMON STOCK VOTE “FOR” APPROVAL OF THE RECAPITALIZATION PROPOSAL. (KENT B. HERRICK AND STEVE J. LEBOWSKI — BOTH OF WHOM WERE SELECTED TO SERVE ON THE BOARD BY THE HERRICK FOUNDATION AND ITS AFFILIATES — DISSENTED FROM THIS RECOMMENDATION.)

Rothschild Opinion

On December 20, 2007, Tecumseh engaged Rothschild to act as its financial advisor with respect to Tecumseh’s review of strategic alternatives and any subsequent transactions resulting from such review, which includes the recapitalization proposal.

Rothschild rendered its oral opinion to the Governance and Nominating Committee on February 21, 2009 and delivered an oral presentation and the written opinion to the board and the Governance and Nominating Committee on February 21, 2009 stating that as of such date, subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken as described in the opinion, as of the date of the opinion, the exchange ratios of the proposed recapitalization of (i) 1.1 new Common Shares issued to holders of Class B Common Stock for each share of Class B Common Stock outstanding and (ii) one new Common Share issued to holders of Class A Common Stock for each share of Class A Common Stock outstanding were fair, from a financial point of view, to the holders of the company’s Class A Common Stock and Class B Common Stock.

The full text of Rothschild’s written opinion, dated February 21, 2009, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included in this proxy statement/prospectus as Annex B. We encourage you to read this opinion in its entirety. Rothschild’s opinion, provided for the information of the Governance and Nominating Committee and the board in connection with their evaluation of the recapitalization proposal, is limited to the fairness, from a financial point of view, to the shareholders, of the exchange ratios of the proposed recapitalization of 1.1 new Common Shares issued to holders of Class B Common Stock for each share of Class B Common Stock and one new Common Share issued to holders of Class A Common Stock for each share of Class A Common Stock outstanding. Rothschild’s opinion is not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to any matters relating to the recapitalization proposal or any related transactions. Rothschild has consented to the inclusion of its opinion and the disclosures under the heading “Rothschild Opinion” in this proxy statement/prospectus.

In arriving at its opinion, Rothschild, among other things:

•	reviewed Tecumseh’s Restated Articles of Incorporation, as amended;

•	discussed the terms of the proposed recapitalization with the management of Tecumseh;

•	reviewed certain of publicly available business and financial information relating to Tecumseh;

•	reviewed certain audited and unaudited financial statements of Tecumseh, and certain other financial and operating data with respect to Tecumseh;

•	reviewed the current and historical market prices and trading volumes of the Class A Common Stock and the Class B Common Stock from February 2004 to February 18, 2009;

•	reviewed the relative rights and preferences of the shareholders as of February 18, 2009;

•	reviewed the current and historical market prices of the capital stock of certain other companies with two classes of publicly traded stock which Rothschild believed to be comparable to Tecumseh’s situation;

•	reviewed the financial terms and conditions of certain transactions that Rothschild deemed relevant in which two classes of capital stock of public companies were exchanged, reclassified or otherwise converted into a single class of capital stock;

•	reviewed the financial terms and conditions of certain transactions that Rothschild deemed relevant in which companies with two or more classes of traded stocks were acquired; and

•	considered such other factors and information, and conducted such other analyses, as Rothschild deemed appropriate.

In rendering its opinion, Rothschild did not assume any responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Tecumseh, including, without limitation, any financial information or assumptions considered by it in connection with the rendering of its opinion. In the course of performing its analyses and for purposes of its opinion, Rothschild relied upon the accuracy and completeness of all such information and assumptions. Rothschild did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Tecumseh. Rothschild did not make any review of or seek or obtain advice of legal counsel regarding legal matters relating to Tecumseh. In rendering its opinion, Rothschild did not consider any forward-looking information prepared by us or assess the tax implications of the proposed recapitalization.

Rothschild assumed that there had not occurred any material change in our assets, financial condition, results of operations, business or prospects of Tecumseh since the respective dates on which the most recent financial statements or other information, financial or otherwise, relating to Tecumseh were made available to Rothschild. Rothschild’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Rothschild as of February 18, 2009. Accordingly, although subsequent developments may affect Rothschild’s opinion, Rothschild has not assumed any obligation to update, revise or reaffirm its opinion.

Rothschild’s opinion was addressed to and was for the use and benefit of, the Governance and Nominating Committee and the board in connection with their evaluation of the proposed recapitalization and does not constitute a recommendation to the board or the shareholders to approve the proposed recapitalization. Rothschild did not express any view as to, and its opinion does not address, the merits of the underlying decision to engage in the proposed recapitalization or as to any other aspect of the proposed recapitalization nor the prices at which the post-reclassification Common Shares or any other securities of the company will trade upon the consummation of the proposed recapitalization, or at any time thereafter; the fairness of the proposed recapitalization to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the company; or the fairness of the amount or nature of any compensation to be paid or payable to any of our officers, directors or employees, or any class of such persons.

In preparing its opinion, Rothschild performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a comprehensive description of all analyses and factors considered by Rothschild. The preparation of a fairness opinion is a complex analytical process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Rothschild believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

Rothschild employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion reached by Rothschild. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Rothschild is based on all analyses and factors taken as a whole and also on application of Rothschild’s experience and judgment, which conclusion may involve significant elements of subjective judgment and qualitative analysis. Rothschild therefore gives no opinion as to the value or merit standing alone of any one or more parts of the analyses it performed. In its analyses, Rothschild considered market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Tecumseh. No company, transaction or business used in those analyses as a comparison is identical to Tecumseh or the proposed recapitalization, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The following is a summary of the material financial analyses performed by Rothschild in connection with the rendering of its oral opinion on February, 21 2009 to the Governance and Nominating Committee and on February 21, 2009 to the board, as confirmed by its written opinion dated February 21, 2009.

Analysis of the Historical Trading Activity of Common Stock of the Company

Rothschild analyzed the historical trading activity of shares of the Class A Common Stock, which have no voting rights other than as required by law, and shares of the Class B Common Stock, which are entitled to one vote per share. This analysis included an examination of the price and volume of each class of publicly traded stock as well as the average percentage by which the price per share of Class A Common Stock exceeded the price per share of Class B Common Stock over various periods of time beginning February 2004 to February 18, 2009. Rothschild examined the trading activity of the two classes of publicly traded stock individually and relative to one another over the entire period from February 2004 to February 2009.

Rothschild noted that the shares of Class A Common Stock have traded at an average premium of approximately 7% over the shares of Class B Common Stock over a five year period ended February 18, 2009. Rothschild also noted that the average daily trading volumes of shares of Class A Common Stock were approximately 70 times those of shares of Class B Common Stock over both a one-year period and a five-year period. However, since mid-November 2008, Rothschild observed a significant convergence in the trading value of the two classes.

Analysis of Historical Recapitalization Transactions

Rothschild identified and analyzed 21 recapitalization transactions that occurred from 1997 to present. In selecting its sample, Rothschild focused on selected transactions with situations similar to ours, by establishing the following criteria for precedent transactions: (i) no single shareholder had more than 50% of the voting control prior to the recapitalization transaction or (ii) a shareholder with higher voting stock who controlled over 50% of the voting before the transaction suffered voting power dilution as a result of the recapitalization. Rothschild reviewed transactions dating back to 1997 in order to capture a full 10 years of data from when Rothschild began its review of recapitalization transactions for us in 2008. In its view, older data may have proven less relevant or reliable. In each recapitalization transaction, two classes of capital stock of a single company with differential voting rights were reclassified or combined into a single class of common stock. Of the 21 transactions, 19 involved companies with two classes of publicly traded shares. Of the 21 transactions, 13 involved instances where the shares with lower or no voting rights traded at a premium to the shares with higher voting rights over a one-year and a one-month period prior to the recapitalization. For each of the 21 transactions, Rothschild examined the number of new shares received in the reclassification for each share of the higher voting stock and the number of new shares received in the reclassification for each share of the lower voting stock.

Of the 21 transactions identified and analyzed, 17 transactions (81%) were announced with an exchange ratio of 1:1, with the remaining four transactions announced with exchange ratios ranging from 1.09 and 1.15 to one for shares with higher voting rights to shares with lower voting rights.

Based on the analyses of the publicly traded companies and the historical recapitalization transactions, Rothschild recognized that the facts and circumstances of each situation were an essential element in understanding and evaluating the dynamics surrounding the two classes of publicly traded securities.

Please see the below table for more information on the precedent transactions reviewed by Rothschild and the premiums paid in historical recapitalization transactions.

Precedent recapitalization analysis

Premium trading history

		Exchange
		Ratio		Significant Shareholder			Total Class
Annc.		per Vote		Pre Econ.	Voting Interest		Voting Interest		Economic Interest
Date	Company	Low	High	Interest	Pre	Post	High Vote	Low Vote	High Vote	Low Vote

6/16/1997	Laidlaw Inc.	1	1.15	16.2%	47.2%	16.9%	100.0%	0.0%	14.8%	85.2%
7/26/1999	Info Usa	1	1	41.0%	41.6%	41.0%	90.8%	9.2%	49.6%	50.4%
5/4/1999	Pacificare Health Systems	1	1	13.5%	39.8%	13.5%	100.0%	0.0%	32.3%	67.7%
2/2/2000	PMA Capital Corporation	1	1	44.9%	37.5%	24.5%	92.9%	7.1%	56.6%	43.4%
11/9/1999	Dairy Mart	1	1.10	13.5%	36.1%	14.4%	81.3%	18.7%	30.3%	69.7%
2/27/2003	Florida East Coast Industries	1	1	32.7%	32.7%	32.7%	53.5%	46.5%	53.5%	46.5%
7/23/1998	Scott Technologies	1	1	14.7%	30.0%	14.7%	87.2%	12.8%	72.9%	24.9%
4/25/2003	Commonwealth Telephone	1	1.09	4.3%	29.3%	4.6%	58.4%	41.6%	8.6%	91.4%
5/19/2003	Jo-Ann Stores	1	1.15	18.2%	21.6%	18.5%	100.0%	0.0%	52.5%	47.5%
2/28/2002	Freeport McMoRan Copper & Gold	1	1	12.4%	12.4%	12.4%	61.5%	38.5%	61.5%	38.5%
2/7/2007	Gamestop Corp.	1	1	10.8%	15.8%	10.8%	86.7%	13.3%	39.4%	60.6%
7/18/2001	Conoco Inc	1	1	11.3%	14.9%	11.3%	92.1%	7.9%	70.0%	30.0%
12/5/2008	Mueller Water Products, Inc.	1	1	10.7%	13.8%	10.7%	95.9%	4.1%	74.3%	25.7%
10/22/2003	Alberta-Culver	1	1	8.8%	13.7%	8.8%	92.4%	7.6%	55.0%	45.0%
3/28/2001	AmSurg Corp.	1	1	8.9%	12.9%	8.9%	76.5%	23.5%	24.6%	75.4%
9/29/2003	MIPS Technologies	1	1	12.3%	12.3%	12.3%	61.8%	38.2%	61.8%	38.2%
7/14/2000	JM Smucker Company	1	1	11.4%	12.0%	11.4%	100.0%	0.0%	50.3%	49.7%
12/8/2000	Waddell & Reed Financial	1	1	10.4%	11.8%	10.4%	82.2%	17.8%	48.1%	51.9%
4/11/2006	Eagle Materials	1	1	6.2%	6.2%	6.2%	48.3%	51.7%	51.7%	48.3%
2/10/2005	Agere	1	1	9.6%	9.6%	9.6%	52.4%	47.6%	52.4%	47.6%
2/1/2001	Raytheon Company	1	1	3.4%	9.1%	3.4%	80.1%	19.9%	29.5%	70.5%
	High	1.00	1.15	44.9%	47.2%	41.0%	100.0%	51.7%	74.3%	91.4%
	Mean	1.00	1.02	15.0%	21.9%	14.1%	80.7%	19.3%	47.1%	52.8%
	Median	1.00	1.00	11.4%	14.9%	11.4%	86.7%	13.3%	51.7%	48.3%
	Low	1.00	1.00	3.4%	6.2%	3.4%	48.3%	0.0%	8.6%	24.9%
Source: Capital IQ, public filings and press reports

Analysis of Price and Volume of Dual-class Publicly Traded Companies

Rothschild identified and analyzed a group of 49 companies which, as of the time of the analysis had two classes of publicly traded common stock with different voting rights. Rothschild analyzed the average trading differential between the high vote shares and the low vote shares during various time periods during the prior 12 months and the liquidity of the two classes of stock in the aggregate and relative to one another during the same period.

Rothschild found that based on 20-day average prices, in the instances (41 of 49) where companies with shares with lower voting rights were more liquid, the shares with lower voting rights traded in line with the shares with higher voting rights. Rothschild also found that in the instances (8 of 49) where companies with shares with higher voting rights were more liquid, such shares with higher voting rights traded at a median premium of 17.5% based on 20-day average prices. Rothschild chose the 20-day average price in order to avoid fluctuations and volatility that might occur on a day-to-day basis throughout the month.

Please see the below tables for more information on the price and volume data on dual-class publicly traded companies reviewed by Rothschild.

Publicly traded dual class company analysis

Analysis based on 49 companies dual class stock, where both classes are publicly traded

High Voting Class Trading Premium/(Discount)	Current	20 Day Average	Relative Liquidity(1)

Low Vote More Liquid(2)
High	151.2%	145.0%	1436.6%
Mean	10.0%	7.4%	257.9%
Median	0.7%	0.2%	182.3%
Low	(29.4)%	(33.8)%	0.7%
Tecumseh	0.8%	(0.6)%	247.2%

High Vote More Liquid
High	139.8%	167.8%	(2.9)%
Mean(3)	22.4%	21.0%	(206.3)%
Median	21.3%	17.5%	(214.7)%
Low	(2.2)%	(1.7)%	(351.5)%

Sources: Capital IQ
Notes:

(1)	Relative Liquidity equals (LTM trading volume of Low Vote shares divided by low shares outstanding) less (LTM trading volume of High Vote shares divided by High Vote shares outstanding)

(2)	Figures adjusted to exclude Aaron Rents

(3)	Mean adjusted to exclude Public Storage (REIT)

Detailed dual class premium analysis

				High Vote
	LTM Training Volume/			Premium/(Discount)
	Shares Outstanding		Relative	to Low Vote
Company	High Vote	Low Vote	Liquidity	Current	20D AVG

Aaron Rents	5%	3758%	3753%	(12.8)%	(16.7)%
Lennar	112%	1548%	1437%	(24.8)%	(24.3)%
Chipotle Mexican Grill	266%	1170%	904%	(7.4)%	(5.7)%
Blockbuster	91%	852%	760%	(29.4)%	(33.8)%
Bel Fuse	11%	516%	505%	(8.3)%	(9.5)%
Federal Agricultural Mortgage	51%	500%	449%	(18.1)%	(22.8)%

				High Vote
	LTM Training Volume/			Premium/(Discount)
	Shares Outstanding		Relative	to Low Vote
Company	High Vote	Low Vote	Liquidity	Current	20D AVG
Liberty Media	3%	402%	400%	0.9%	(0.6)%
KV Pharmaceutical	12%	398%	387%	100.0%	66.8%
Greif	7%	390%	383%	(1.1)%	(0.3)%
Watsco	6%	357%	351%	0.6%	(0.0)%
News Corp.	68%	403%	334%	10.8%	10.5%
CBS	20%	344%	325%	0.2%	(0.7)%
Constellation Brands	10%	292%	281%	0.1%	1.7%
Haverty Furniture Companies	6%	273%	267%	1.7%	0.5%

Tecumseh Products	58%	305%	247%	0.8%	(0.6)%

International Speedway	2%	244%	242%	(0.5)%	(0.7)%
Advanta	87%	320%	233%	(26.2)%	(24.8)%
Forest City Enterprises	13%	243%	231%	(3.0)%	(0.0)%
Molson Coors	2%	227%	226%	(0.9)%	(1.4)%
Brown-Forman	3%	199%	196%	1.4%	4.5%
McCormick & Co.	4%	188%	184%	(0.4)%	(0.1)%
Kelly Services	1%	181%	180%	27.7%	34.3%
Gray Television	8%	187%	179%	151.2%	145.0%
Playboy Enterprises	8%	184%	176%	123.2%	95.4%
Astronics	5%	172%	166%	11.2%	2.2%
Hubbell	14%	180%	166%	(0.5)%	(3.6)%
Bio-Rad Laboratories	2%	143%	141%	3.2%	0.4%
Viacom	52%	190%	139%	7.8%	9.3%
Rush Enterprises	71%	206%	136%	(7.5)%	(4.4)%
Moog	13%	129%	116%	1.0%	0.7%
John Wiley & Sons	9%	108%	99%	0.6%	(0.1)%
PHI	7%	96%	89%	54.1%	33.8%
Discovery Holding	1%	85%	84%	1.4%	1.5%
IDT	142%	220%	78%	0.0%	(1.5)%
Bernihana	71%	147%	76%	1.3%	(1.7)%
Baldwin & Lyons	3%	53%	50%	3.6%	(7.8)%
Donegal Group	2%	43%	40%	17.6%	11.7%
Berkshire Hathaway	25%	56%	31%	2.0%	1.5%
Artesian Resources	0%	25%	25%	25.0%	27.7%
Seneca Foods	13%	16%	2%	(1.5)%	6.5%
Embotelladora Andina	1%	1%	1%	(19.0)%	(17.2)%
Reading International	9%	6%	(3)%	27.7%	21.3%
Crawford & Co.	124%	37%	(88)%	55.6%	54.2%
Central Garden & Pet	317%	194%	(123)%	(2.2)%	(1.7)%
Telephone & Data Systems	213%	46%	(168)%	14.9%	13.8%
Molex	338%	76%	(262)%	8.8%	9.5%
Public Storage	347%	28%	(319)%	139.8%	167.8%
Urstadt Biddle Properties	344%	8%	(336)%	10.2%	13.1%
Heico	444%	92%	(352)%	42.1%	37.3%
			41

	Premium/(Discount)
	Current	20D AVG

High	151.2%	167.8%
Mean	11.1%	9.4%
Median	1.0%	0.6%
Low	(29.4)%	(33.8)%

Note
Stock prices as of 2/18/08

Analysis of Acquisitions of Dual-class Structure Companies

Rothschild identified 71 transactions since 1995 in which companies with dual-class capital structures had been acquired and the acquisitions involved aggregate consideration of over $250 million. Of these 71 transactions, eight involved the payment of a higher premium for the shares of the target that carried higher voting rights, and in those instances the shares with higher voting rights did not trade publicly.

Additional Considerations

In addition to the foregoing, Rothschild considered several qualitative factors in rendering its fairness opinion. Rothschild considered the potential effects of the recapitalization on the liquidity of the Common Shares, on the corporate governance of Tecumseh as well as the perspective of institutional investors regarding an investment in the Common Shares and on the ongoing relationship between Tecumseh and the Herrick Foundation.

Investment Banker Fees

We selected Rothschild based on its reputation, experience and expertise as independent investment bankers. As part of its investment banking business, Rothschild regularly provides financial advice in the valuation of businesses and their securities in connection with strategic alternative reviews, mergers and acquisitions, restructurings, recapitalizations, private placements and other transactions.

Under the terms of its engagement, we have agreed to pay Rothschild for its financial advisory services a quarterly advisory fee of $150,000, an opinion fee of $375,000 and a transaction fee of $1.25 million payable upon consummation of the recapitalization transaction. We have also agreed to reimburse Rothschild for reasonable expenses incurred by Rothschild in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Rothschild and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement. The terms of Rothschild’s fee arrangements were negotiated at arm’s length between ourselves and Rothschild.

While Rothschild is not currently engaged on any other advisory assignments with Tecumseh or any of its respective affiliates, Rothschild in the past provided financial advisory services to Tecumseh and received customary fees for such services. In the past two years, Rothschild has served as our financial advisor with respect to: (i) the sale of the Fasco and Automotive & Specialty business, for which Rothschild received $3.3 million in transaction fees, (ii) the sale of the Engine and Power Train business, for which Rothschild received $1.75 million in transaction fees, (iii) advisory services in connection with balance sheet and liquidity consulting and other restructuring activities, for which Rothschild received $1.78 million in aggregated monthly advisory fees, and (iv) the evaluation of various recapitalization alternatives available to us, for which Rothschild received $1.95 million in fees (and for which it is entitled to the additional contingency fee referenced above of $1.25 million upon consummation of the recapitalization transaction).

In addition, Rothschild or its affiliates may, in the future, provide financial advisory or other services to us and/or our affiliates and may receive fees for such services. In the ordinary course of business, Rothschild and its affiliates may trade in our securities for Rothschild and/or their own accounts or for the accounts of customers and may, therefore, at any time hold a long or short position in such securities. Rothschild and its affiliates also may maintain relationships with us and/or our affiliates.

Interests of Certain Persons in the Recapitalization

According to the Schedule 13D amendment that Todd W. Herrick filed on February 20, 2009, the Herrick Foundation and its affiliates own approximately 33% of the outstanding shares of Class B Common Stock, and Kent B. Herrick, a Tecumseh director, is a director and paid employee of the Herrick Foundation and a beneficiary of the Herrick family trusts. The proposed recapitalization will substantially reduce the combined voting power of the Herrick Foundation and its affiliates, bringing it into alignment with their economic interests in the company. In its preliminary proxy materials filed with the Securities and Exchange Commission on April 23, 2009, as amended on May 8, 2009, the Herrick Foundation indicated it would oppose the recapitalization. As a result of their significant voting interests, Todd W. Herrick, Kent B. Herrick, the Herrick Foundation and the Herrick family trusts may have interests in the recapitalization that may be different from, or in addition to, the interests of holders of Class A Common Stock and other holders of Class B Common Stock.

This table shows the shares of Class B Common Stock held by persons or groups we know to be beneficial owners of more than 5% of the class. We obtained all of the information in the table from Schedules 13D and 13G filed with the SEC. Unless otherwise indicated, the information is as of December 31, 2008.

	Amount and Nature of Beneficial Ownership
	Sole	Sole	Shared	Shared
	Voting	Investment	Voting	Investment		Percent
	Power	Power	Power	Power	Total	of Class

Todd W. Herrick(1) 3970 Peninsula Drive Petoskey, MI 49770	21,906	21,906	1,657,539	1,657,539	1,679,445	33.1%
Toni L. Herrick(2) 7028 Foxmoor Court E P.O. Box 19555 Kalamazoo, MI 49009			888,113	888,113	888,113	17.5%
Herrick Foundation c/o Michael Indenbaum 2290 First National Bldg. 660 Woodward Ave. Detroit, MI 48226	769,426	769,426			769,426	15.2%
Tricap Partners II L.P. Brookfield Place Suite 300 181 Bay Street P.O. Box 762 Toronto, Ont. M5J 2T3	500,000	500,000			500,000	9.8%
Scott L. Barbee(3) 1100 North Glebe Road Suite 1040 Arlington, VA 22201	486,576	486,576			486,576	9.6%
Donald Smith & Co., Inc. 152 W. 57th St. New York, NY 10019	368,496	422,858			422,858	8.3%
Franklin Resources, Inc.(4) One Franklin Parkway San Mateo, CA 94403	322,799	322,799			322,799	6.4%
John H. Reilly, Jr.(5) c/o United Refrigeration, Inc. 11401 Roosevelt Blvd. Philadelphia, PA 19154	372,006	372,006			372,006	7.3%

(1)	Todd W. Herrick is one of three members of the board of trustees of the Herrick Foundation. The other two are Kent B. Herrick and Michael A. Indenbaum. Mr. Herrick is also one of four trustees of family trusts for the benefit of himself, his sister, Toni L. Herrick, and their descendants. The other three trustees are Toni M. Herrick, Michael A. Indenbaum and National City Bank. Under the terms of the trust documents, as amended, Mr. Indenbaum and National City Bank possess no voting or investment power over the trusts’ shares. The shares for which Mr. Herrick is shown as having shared voting and investment power consist of 769,426 shares owned by the Herrick Foundation and 888,113 shares owned by the Herrick family trusts. The information about Mr. Herrick’s beneficial ownership is based on a Schedule 13D amendment he filed on December 11, 2008.

(2)	The shares for which Toni L. Herrick is shown as having shared voting and investment power consist of the 888,113 shares owned by the Herrick family trusts described in note (1). The information about Ms. Herrick’s beneficial ownership is based on a Schedule 13D amendment she and Todd W. Herrick filed jointly on March 10, 2008.

(3)	The Schedule 13G filed by Scott L. Barbee was a joint filing with Aegis Financial. Mr. Barbee reported sole voting and investment power over all the shares shown in the table, and Aegis Financial Corporation reported having sole voting and investment power over 472,576 shares.

(4)	The Schedule 13G filed by Franklin Resources, Inc. was a joint filing with its affiliates, Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisory Services, LLC. It was last amended on February 13, 2006.

(5)	Mr. Reilly reported this beneficial ownership in a Schedule 13D amendment filed March 4, 2009.

Management’s Beneficial Ownership

The table below shows the Class A and Class B shares beneficially owned by each of our current directors and director nominees, each executive officer named in the Summary Compensation Table, and all current directors and executive officers as a group.

	Shares Beneficially Owned as of May 14, 2009
	Class of	Sole Voting and	Shared Voting and
	Common	Investment	Investment
	Stock	Power	Power	Total	Percentage

Edwin L. Buker	Class B	21,333	-0-	21,333	*
	Class A	-0-	-0-	-0-	-0-
William E. Aziz	Class B	-0-	-0-	-0-	-0-
	Class A	-0-	-0-	-0-	-0-
Peter M. Banks	Class B	-0-	-0-	-0-	-0-
	Class A	-0-	-0-	-0-	-0-
Kent B. Herrick	Class B	-0-	-0-	-0-	-0-
	Class A	-0-	-0-	-0-	-0-
Steve J. Lebowski	Class B	2,500	-0-	2,500	-0-
	Class A	-0-	-0-	-0-	-0-
Jeffry N. Quinn	Class B	-0-	-0-	-0-	-0-
	Class A	-0-	-0-	-0-	-0-
David M. Risley	Class B	-0-	-0-	-0-	-0-
	Class A	1,200	-0-	1,200	*
James S. Nicholson	Class B	1,200	-0-	1,200	*
	Class A	800	-0-	800	*
James Wainright	Class B	200	-0-	200	*
	Class A	-0-	-0-	-0-	-0-
All current directors and current executive officers as a group (9 persons)	Class B	22,733	-0-	22,733	*
	Class A	2,000	-0-	2,000	*

*	less than 1%

Nasdaq Listing

Our Class A Common Stock and Class B Common Stock are both currently listed and traded on the Nasdaq Global Market. We anticipate that, following the recapitalization described in this proxy statement/prospectus, the Common Shares will be listed on the Nasdaq Global Market and will be traded under the symbol, “TECU.”

Accounting Treatment

Immediately following the completion of the recapitalization, each outstanding share of Class A Common Stock will be reclassified and converted into one Common Share and each outstanding share of Class B Common Stock will be reclassified and converted into 1.1 Common Shares. The additional 0.1 share realized from the conversion of Class B Common Stock will result in approximately an additional 507,775 shares (approximately 3%) of common stock being issued. There will be no change to the overall amount of stockholders’ equity. In accordance with Michigan law, the new Common Shares will have no par value.

The higher number of common shares outstanding after the recapitalization will increase the outstanding shares and the weighted average shares outstanding used in the calculation of basic and fully diluted earnings per share. The increased number of common shares outstanding will lower the book value per share, and basic and fully diluted earnings per share will be reduced.

United States Federal Income Tax Consequences of the Recapitalization

The following is a general summary of the U.S. federal income tax consequences of the recapitalization to holders of shares of Class A Common Stock and Class B Common Stock. This discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that may be relevant to shareholders. The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial decisions and administrative rulings, all as in effect as of the date of this proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect. The summary does not address all of the U.S. federal income tax consequences that may be relevant to particular shareholders in light of their individual circumstances or to holders who are subject to special rules (e.g., non-U.S. persons, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, mutual funds, pass-through entities and investors in such entities, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax or who acquired their shares upon the exercise of employee stock options or otherwise as compensation), nor does it address the U.S. federal income tax consequences to holders of Class A Common Stock or Class B Common Stock who do not hold the shares as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment).

We believe that the recapitalization of shares of Class A Common Stock and Class B Common Stock into Common Shares through an amendment of the articles of incorporation will constitute a tax-free recapitalization for U.S. federal income tax purposes pursuant to Section 368(a) and an exchange described in Section 1036(a) of the Code. Accordingly:

•	holders of Class A Common Stock and Class B Common Stock will not recognize any income, gain or loss upon receipt of the Common Shares in exchange for shares of Class A Common Stock or Class B Common Stock;

•	the basis of the Common Shares owned immediately following the recapitalization (including any fractional Common Shares deemed received and redeemed) will be the same as the shareholder’s basis in the Class A Common Stock or Class B Common Stock, as the case may be, owned immediately before the recapitalization;

•	the holding period of each Common Share received in the recapitalization (including any fractional Common Shares deemed received and redeemed) will include that shareholder’s holding period for the Class A Common Stock or Class B Common Stock, as the case may be, owned immediately before and exchanged in connection with the recapitalization; and

•	the receipt of a cash payment in lieu of fractional Common Shares will likely be treated as received in redemption of such fractional Common Shares and generally result in capital gain or loss measured by the difference between the cash received and the basis in the fractional shares surrendered, and any such capital gain or loss will be long-term capital gain or loss if the holding period of the Class B Common Stock is more than one year at the time of the recapitalization.

The summary of U.S. federal income tax consequences set forth above is based on the law in effect on the date of this proxy statement/prospectus. Holders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the recapitalization.

Dissenters’ Rights

Neither holders of Class A Common Stock nor holders of Class B Common Stock have the right to dissent and receive payment for their shares (sometimes referred to as appraisal rights) under Michigan law in connection with the recapitalization.

Federal Securities Law Consequences

None of the Common Shares received in the recapitalization by the holders Class A Common Stock or by the holders of Class B Common Stock will be “restricted securities” within the meaning of Securities and Exchange Commission Rule 144 under the Securities Act of 1933. Nevertheless, persons who are deemed to be our “affiliates” under Rule 144 are advised to sell our common stock, including Common Shares received in the recapitalization, only in transactions that comply with Rule 144 or in other transactions that are exempt from the registration requirements or are otherwise permitted under the Securities Act. Persons who may be deemed to be our affiliates for such purposes generally include individuals or entities that control, are controlled by, or are under common control with us and include our directors and some of our officers.

Regulatory Matters

A shareholder who owns Class A Common Stock that, in the recapitalization, will be converted into Common Shares valued at $63.1 million or more may have a pre-merger notification filing obligation under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, unless the shareholder qualifies for an exemption to the filing requirements under the act.

A shareholder who will beneficially own 5% or more of the outstanding Common Shares after the recapitalization may be required to file a report or an amended report under Section 13(d) or 13(g) of the Securities Exchange Act of 1934.

A shareholder who will beneficially own 10% or more of the outstanding Common Shares after the recapitalization may be required to file a report or an amended report under Section 16(a) of the Securities Exchange Act of 1934 and may be subject to liability for short-swing profits under Section 16(b) of that act.

Shareholders who believe they may be subject to any of these requirements should consult with their own counsel for further information.

DESCRIPTION OF COMMON SHARES

The following description of the Common Shares, no par value, that our shareholders will own following the recapitalization is not intended to be complete. We urge all shareholders to review the Michigan Business Corporation Act and the applicable provisions of our articles of incorporation as they will be amended by the recapitalization proposal, if approved. Copies of the current articles of incorporation will be forwarded to you upon request. See “Where You Can Find More Information,” beginning on page 86. A copy of the proposed amendments to the articles of incorporation are attached as Annex A to this proxy statement/prospectus.

Authorized Capital Stock

Following the recapitalization, we will have one class of authorized stock, entitled Common Shares. There will be 100,000,000 shares of Common Shares authorized. Immediately after the recapitalization, assuming for the purposes of this calculation that there are no fractional shares resulting from the recapitalization, 18,987,459 shares of Common Shares will be issued and outstanding, and Tricap Partners II L.P. will hold a warrant to purchase 1,390,944 shares from us at $6.05 per share.

Terms of Shares

Dividend Rights.  Holders of Common Shares will be entitled to receive dividends if and as declared by the board. We have no current expectation of paying dividends.

Voting Rights.  Following the recapitalization:

•	each share of Common Shares will be entitled to one vote;

•	in general, approval of matters submitted to a vote, other than the election of directors, will require a majority of the votes cast by the record holders of shares entitled to vote on the action, unless a greater vote is required in the articles of incorporation or by the Michigan Business Corporation Act; and

•	directors will be elected by a plurality of the Common Shares voted.

Liquidation Rights.  In the event of any liquidation, dissolution or winding up of the company, after payments to creditors, our remaining assets will be divided among holders of Common Shares.

Preemptive or Other Subscription Rights.  Holders of Common Shares will not have any preemptive rights to subscribe to any additional issue or sale of capital stock or to acquire any security convertible into capital stock.

Conversion, Redemption, Sinking Fund and Other Rights.  No conversion, redemption or sinking fund provisions will apply to Common Shares, and Common Shares will not be liable to further call or assessment by us. All issued and outstanding Common Shares will be fully paid and nonassessable.

Restrictions on Alienability.  There will be no restrictions on the alienability of Common Shares.

EXISTING SHAREHOLDER PROTECTIVE PROVISIONS

Rights Plans

We currently have two shareholder rights agreements of the type sometimes referred to as “poison pills” — one for each of our two classes of common stock. One right under the applicable agreement is currently attached to each share of outstanding Class A Common Stock and Class B Common Stock.

If the recapitalization is approved, the board, consistent with its objective of adhering to corporate governance best practices and increasing liquidity, intends to redeem immediately before implementing the recapitalization, the shareholder rights currently attached to the Class A Common Stock and the shareholder rights currently attached to the Class B Common Stock. Shareholders will receive a nominal payment ($0.0025 for each share of Class A Common Stock and Class B Common Stock) if the recapitalization is approved and we redeem the rights.

We believe that a consolidated capital structure with significantly increased outstanding voting shares will make it more costly for an unsolicited potential buyer to acquire control of the company. Nevertheless, there can be no assurance that it would not occur. If the recapitalization proposal is approved, we expect to redeem our “poison pill” shareholder rights, and our rights plans will no longer provide any protection against a transaction of this type.

The likelihood of an acquisition without the board’s approval is reduced somewhat by the possibility of our opting into an antitakeover provision available under Michigan law, which is described in more detail below. In addition, if an unwanted buyer did emerge, the board subject to its fiduciary duties, could adopt provisions in our governing documents which would make an unsolicited takeover less likely to succeed.

Michigan Business Corporation Act Chapter 7A

Chapter 7A of the Michigan Business Corporation Act is a business combination statute. By imposing a supermajority shareholder vote requirement when an “interested shareholder” (generally, any beneficial owner of 10% or more of the corporation’s voting common stock-with beneficial ownership very broadly defined) seeks to engage in a “business combination” with a covered corporation or one of its subsidiaries, Chapter 7A makes it impracticable for the transaction to occur until at least five years after the 10% ownership threshold was reached (and sometimes even longer), unless the transaction at issue already was approved by the corporation’s board of directors before the 10% threshold was reached.

Chapter 7A “business combinations” cover a wide range of transactions that a prospective acquiror might want to engage in after obtaining majority control of a company, including mergers, significant asset transfers, disproportionate share issuances and recapitalizations. Because of its effect on subsequent business combinations, Chapter 7A encourages a prospective acquiror to negotiate the terms of its acquisition with the target’s board of directors before the acquiror becomes an interested shareholder. It also may discourage some attempts at a hostile takeover altogether, particularly if the prospective acquiror needs or wants to leverage the acquisition on the assets of the target or cannot abide living with any minority shareholders.

Chapter 7A currently does not apply to us because we had an interested shareholder at the time the chapter first became effective. We could opt in, however, by a resolution of the board of directors, in whole or in part, as to specifically identified or unidentified interested shareholders.

Potential Antitakeover Effects

Chapter 7A of the Michigan Business Corporation Act, which can be made applicable to us by board action, also is likely to encourage potential acquirors to seek to initiate acquisition transactions through negotiations with the board since it need not interfere with a proposed acquisition determined by the board to be in the best interest of the company and its shareholders. Under certain circumstances, however, the provisions of Chapter 7A (or those provisions combined with the rights) may prevent, hamper or discourage persons unwilling or unable to negotiate acceptable acquisition terms with the board from undertaking or succeeding in an unfriendly takeover attempt. Thus, under such circumstances, Chapter 7A also may have the effect of preserving incumbent management in office.

We are not aware of any current or planned effort on the part of any person to acquire control of us by means of a merger, tender offer, solicitation of proxies or consents in opposition to management, or otherwise or to change the board or management, except for the Herrick Foundation’s effort to change the board as discussed elsewhere in this proxy statement/prospectus.

COMPARISON OF SHAREHOLDERS RIGHTS

Following the recapitalization, the rights of each holder of Common Shares will be identical in all material respects to the rights of each holder of shares of Class A Common Stock and Class B Common Stock before the recapitalization, except with respect to the matters specified below.

	Pre-Recapitalization	Pre-Recapitalization	Post-Recapitalization
	Class A Common Stock	Class B Common Stock	Common Shares

Capital structure	One of two classes of common stock; provisions for conversion of Class A to Class B in certain circumstances	One of two classes of common stock; provisions for conversion of Class A to Class B in certain circumstances	Only class of common stock
Voting	No voting rights in most cases; right to vote as class where required by Michigan law	Full voting rights	Full voting rights
Class A Protection Provision	Protected from acquiror acquiring more than 10% of Class B without acquiring same percentage of Class A	Acquiror who acquires more than 10% of Class B must make tender offer to acquire same percentage of Class A at same price; cannot vote until does so	Not applicable-only one class of common stock; provision will be eliminated by articles of incorporation amendment that effects recapitalization
“Poison Pill” Purchase Rights	In effect to deter takeover not approved by board	In effect to deter takeover not approved by board	No longer in effect

LEGAL MATTERS

The validity of the Common Shares to be issued in connection with the recapitalization will be passed on by Miller, Canfield, Paddock and Stone, P.L.C. Miller, Canfield, Paddock and Stone, P.L.C.’s address is 840 West Long Lake Road, Suite 200, Troy, Michigan 48098-6358.

Certain United States federal income tax matters will be passed on by Weil, Gotshal & Manges LLP. Weil, Gotshal & Manges LLP’s address is 767 Fifth Avenue, New York, NY 10153.

PROPOSAL NO. 3 — RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANT

Grant Thornton LLP was our independent accounting firm for the fiscal year ended December 31, 2008, and the Audit Committee has selected the same firm as our independent accountant for the fiscal year ending December 31, 2009. As a matter of good corporate governance, the Audit Committee has determined to submit its selection to shareholders for ratification. In the event the committee’s selection is not ratified by a majority of votes cast by the record holders of Class B Common Stock, we will ask the Audit Committee to reconsider its selection. Even if the selection is ratified, the Audit Committee in its discretion may select a different public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and its shareholders.

Change in Independent Accountant During 2007

On April 16, 2007, our Audit Committee approved the dismissal of PricewaterhouseCoopers LLC as our independent registered public accounting firm, effective immediately. PricewaterhouseCoopers LLC’s reports on our financial statements for the fiscal years ended December 31, 2005 and 2006 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except for an explanatory paragraph in the report of PricewaterhouseCoopers LLC on our financial statements as of and for the year ended December 31, 2006, which disclosed that we had suffered recurring losses from operations and that management’s plans in regard to this matter were discussed in the footnotes. This explanatory paragraph was subsequently removed from the report of PricewaterhouseCoopers LLC on the financial statements as of and for the year ended December 31, 2006 when it was reissued for inclusion in our 2007 Annual Report on Form 10-K.

During the fiscal years ended December 31, 2006 and 2005 and through April 16, 2007, there were no disagreements with PricewaterhouseCoopers LLC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLC, would have caused PricewaterhouseCoopers LLC to make reference to the subject matter of the disagreements in connection with its reports on our financial statements for those years.

During the fiscal years ended December 31, 2006 and 2005 and through April 16, 2007, there were no “reportable events,” as defined in item 304(a)(1)(v) of Regulation S-K, except for a material weakness related to interim period income taxes included in our Annual Report on Form 10-K for the year ended December 31, 2006 and a material weakness related to inadequate design of access security policies and segregation of duties requirements, as well as a lack of independent monitoring of user access to financial application programs and data, included in our Annual Report on Form 10-K for the year ended December 31, 2005. As a result of the material weakness related to interim period income taxes, we restated the interim information (though not the full-year information) in the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005, and we restated the financial statements included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006. Our Audit Committee discussed the subject matter of each of these reportable events with PricewaterhouseCoopers LLC, and we authorized PricewaterhouseCoopers LLC to respond fully to the inquiries of the successor accountant concerning the subject matter for each of these reportable events.

On April 16, 2007, our Audit Committee engaged Grant Thornton LLP as our independent registered public accounting firm. During the fiscal years ended December 31, 2006 and 2005 and through April 16, 2007, we did not consult with Grant Thornton LLP regarding either (1) the application of accounting principles to any specific completed or proposed transaction, (2) the type of audit opinion that might be rendered on our financial statements, or (3) any matters or reportable events as set forth in Item 304(a)(1)(iv) or (v) of Regulation S-K.

Attendance at Annual Meeting

A representative of Grant Thornton LLP will be present at the annual meeting and available to respond to appropriate questions from shareholders. The representative will have an opportunity to make a statement if he or she so desires.

Audit and Non-Audit Fees

The table below shows the fees billed to us for the last two fiscal years by PricewaterhouseCoopers LLP, our independent registered public accounting firm until April 16, 2007, and by Grant Thornton LLP, our independent registered public accounting firm since April 16, 2007. All of the services were performed under engagements approved by our Audit Committee before we entered into them. The fees included in the Audit category are fees billed for the fiscal years for the audit of our annual consolidated financial statements included in our annual report to shareholders on Form 10-K and review of our consolidated financial statements included in Forms 10-Q and related matters within that category. The fees included in each of the other categories are fees billed in the fiscal years.

	PricewaterhouseCoopers LLP		Grant Thornton LLP
	2007	2008	2007	2008

Audit fees	$113,500	$105,215	$1,446,000	$1,879,489
Audit-related fees	—	—	—	—
Tax fees	—	—	—	—
All other fees	—	—	—	—
Total	$113,500	$105,215	$1,446,000	$1,879,489

Audit fees were for professional services rendered for the audits of our consolidated financial statements, quarterly reviews of the financial statements included in our quarterly reports on Form 10-Q, for auditing our internal controls, and assistance with and review of documents we filed with the SEC.

Audit-related fees were for foreign pension and other regulatory services.

Tax fees were for services related to U.S. customs law and foreign tax compliance and consulting services.

All other fees were for software licensing fees for accounting research software.

The Audit Committee’s current policy provides the committee (or its chairman) with the sole authority to pre-approve all audit engagement fees and terms. In addition, the committee (or its chairman) has the authority to pre-approve any audit-related and non-audit services provided to us by our outside auditor.

Board Recommendation

THE BOARD RECOMMENDS THAT HOLDERS OF CLASS B COMMON STOCK VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP AS OUR INDEPENDENT ACCOUNTING FIRM FOR 2009.

PROPOSAL NO. 4 — ADVISORY VOTE ON COMPENSATION PROPOSAL

Advisory Vote on Compensation Proposal

The Herrick Foundation, a Michigan nonprofit corporation whose address is c/o Michael Indenbaum, 2290 First National Building, 660 Woodward Avenue, Detroit Michigan, 48226-3506, as a beneficial owner and holder of record of 769,426 shares of our Class B Common Stock, has given notice of its intention to introduce the proposal below at the annual meeting. The following proposal will be voted on at the annual meeting only if properly presented by or on behalf of the Herrick Foundation. The following shareholder proposal contains assertions about us that we believe are incorrect. We have not attempted to refute all of the inaccuracies. However, the board has recommended a “no” vote on the proposal for the reasons set forth below.

RESOLVED, that shareholders of Tecumseh Products Company (“Tecumseh”) recommend that Tecumseh’s Board adopt a policy to give shareholders the opportunity at each annual meeting of shareholders to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers (“NEOs”) set forth in the proxy statement’s Summary Compensation Table (“SCT”) and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Shareholder’s supporting statement:

Investors are increasingly concerned about mushrooming executive pay which often appears to be insufficiently aligned with the creation of shareholder value. In our view, senior executive compensation at our Company has not always been structured in ways that best serve shareholders’ interests.

For example, on November 20, 2008, Tecumseh amended its agreement with its CEO providing him with change of control severance if Herrick Foundation was successful in replacing directors at the 2008 Special Shareholders Meeting and his employment terminated without cause or he quit for good reason. It also agreed to make $1,500,000 in retention payments and award $1,500,000 in phantom shares, not for performance, but for staying employed for 18 to 21 months (or, for phantom shares, being terminated without cause or quitting for good reason). He was already being paid for staying employed and already had a severance arrangement. Other executives received enhanced severance arrangements recently too.

While the Board was aware well before the meeting that the CEO’s amendment was imminent, because the amendment was not actually executed until the day before the meeting, Tecumseh did not disclose it to shareholders before the meeting. The shareholders, therefore, were not able to consider the propriety of this new compensation arrangement in deciding how to vote at the meeting.

Currently, stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, give compensation committees substantial discretion in making awards and establishing performance thresholds. We believe shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages.

Similarly, performance criteria submitted for shareholder approval to allow a company to deduct compensation in excess of $1,000,000 are broad and do not significantly constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection to the Board is a blunt and insufficient instrument for registering dissatisfaction with the way the committee administered compensation plans and policies in the previous year.

Accordingly, we urge our Company’s Board to allow shareholders to express their opinion about senior executive compensation at our Company by establishing an annual referendum process. The results of such a vote would, we think, provide our Company with useful information about whether shareholders view Tecumseh’s senior executive compensation practices, as reported each year, to be in shareholders’ best interest.

Our Response:

The board fully agrees that our shareholders should have the opportunity for an advisory vote on the compensation of the named executive officers, and has already implemented a “say on pay” policy. Pursuant to the board’s “say on pay” policy (which is set forth in our Corporate Governance Guidelines available at the “Investor Relations” section of our website at www.tecumseh.com) beginning at the 2010 annual meeting, shareholders will have a non-binding advisory vote at each annual meeting on the executive compensation policies and procedures established by the Compensation Committee and the board as described in our proxy statement. The Herrick Foundation’s proposal is unnecessary in that it asks for action already taken.

The board recognizes the importance of executive compensation to our shareholders and is strongly committed to positioning Tecumseh as a market leader in responsible corporate governance practices, including by giving shareholders appropriate and meaningful tools to communicate with the board and to hold the board accountable in setting executive pay. For these reasons, the board adopted the following amendment to our Corporate Governance Guidelines, to be effective beginning with the 2010 annual meeting of shareholders:

“It is the Company’s policy to present at the annual meeting of shareholders a resolution calling for an advisory (non-binding) vote on the executive compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) contained in the Company’s Proxy Statement. The outcome of the shareholder advisory vote will be considered by the Board and the Compensation Committee as they consider compensation policies and procedures going forward.”

Because the board has already adopted a policy providing for an advisory vote by shareholders on the compensation of the named executive officers at future annual meetings, the policy recommended by this shareholder proposal has already been substantially implemented.

Vote Required

The affirmative vote of the majority of the votes cast by the record holders of Class B shares on this proposal is required for the approval of this proposal.

Board Recommendation

THE BOARD RECOMMENDS THAT HOLDERS OF CLASS B COMMON STOCK VOTE AGAINST THIS ADVISORY VOTE SHAREHOLDER PROPOSAL SUBMITTED BY THE HERRICK FOUNDATION SINCE THE BOARD HAS ALREADY ADOPTED A “SAY ON PAY” POLICY GIVING THE SHAREHOLDERS AN ADVISORY VOTE ON COMPENSATION POLICIES AND PROCEDURES BEGINNING IN 2010. (KENT B. HERRICK AND STEVE J. LEBOWSKI — BOTH OF WHOM WERE SELECTED TO SERVE ON THE BOARD BY THE HERRICK FOUNDATION AND ITS AFFILIATES — DISSENTED FROM THIS RECOMMENDATION.)

EXECUTIVE OFFICERS

The following table sets forth information about our executive officers.

Name	Age	Title	Period Position Held

Edwin L. Buker	56	President and Chief Executive Officer and Chairman of the Board	President and Chief Executive Officer since August 2007; Chairman of the Board since February 2008
James S. Nicholson	47	Vice President, Treasurer and Chief Financial Officer	Since March 2004
James Wainright	54	Vice President of Global Operations	Since February 2008

Edwin L. Buker’s biographical information is provided in the section entitled “The Nominees.”

James S. Nicholson was appointed as our Vice President, Treasurer and Chief Financial officer in 2004. He had been Corporate Controller since 2002. Mr. Nicholson holds both a Bachelor of Business Administration and Masters of Accounting from the University of Michigan. Prior to joining us, he was a partner at the professional services firm of PricewaterhouseCoopers, where he served as leader of a business process and performance improvement unit in the Midwest. He is a certified public accountant.

James E. Wainright has been our Vice President of Global Operations since he joined us in October 2007. From 2001 to October 2007, he served as Senior Vice President of Operations of A.O. Smith Corporation — Electrical Products Division.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

2008 was the first full year for our new management team and the new compensation practices begun during 2007. We believe the executive compensation procedures and structures now in place will serve us well as management moves forward to implement its new business model. But we intend to monitor those procedures and structures closely and adjust them as appropriate if we conclude that doing so would better serve our shareholders. As part of this commitment, the board has implemented a policy that at each annual meeting of shareholders, beginning at the 2010 annual meeting, shareholders will have the opportunity to vote on a resolution calling for a non-binding advisory vote on the executive compensation policies and procedures employed by the company and the board as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) contained in the company’s proxy statement. The outcome of the shareholder advisory vote will be considered by the board and the Compensation Committee as they consider compensation policies and procedures going forward.

The Compensation Committee’s process of reviewing the executive compensation program and setting the compensation levels of the executive officers named in the Summary Compensation Table (who are sometimes referred to as “named executive officers” or “NEOs”) involves several components. Typically, during the first quarter of each year, the committee reviews each NEO’s total compensation. The committee members also meet regularly with the NEOs at various times throughout the year, both formally within board and committee meetings and informally outside of board and committee meetings, which allows the committee members to assess each NEO’s performance. The committee also typically solicits input from all non-employee directors as to the Chief Executive Officer’s performance. This was done in November 2008 before the modification of Mr. Buker’s employment agreement (discussed below) as well as in the first quarter of 2009 in connection with the general review of NEO compensation. In addition, the CEO annually presents his evaluation of each NEO to the committee, which includes a review of each officer’s contributions and performance over the past year, strengths, opportunities for improvement, development plans, and succession potential. The CEO also presents compensation recommendations for the committee’s review and consideration. Following this presentation and an assessment of competitive market data for each position, the committee assesses all information in its possession and makes decisions on each element of compensation (discussed below) for each of the NEOs.

The main elements of the named executive officers’ compensation are salary, cash incentives under our Annual Incentive Plan, stock appreciation rights (SARs) and restricted stock units (all settleable in cash only) awarded under our Long-Term Incentive Cash Award Plan, and retirement benefits.

•	Base Salary. During the first quarter of each year, the committee reviews and establishes the base salaries of the NEOs. We have established and maintain base salary ranges for various executive positions that fall within the market ranges identified in compensation survey data compiled and reviewed by management, our consultant, and the committee’s consultant. For each NEO, the committee takes into account the scope of each incumbent’s responsibilities and individual performance and then balances these factors with competitive practices. In making base salary decisions, the committee is mindful of the issues inherent in maintaining internal pay equity while also ensuring that our compensation program remains competitive. As we are committed to the principles of pay-for-performance, the committee generally manages base salary, a non-variable element of compensation, to the market median of our peer group. In view of current economic conditions, management has recommended, and the committee has agreed, that NEO salaries not be increased at the beginning of 2009. Management will review and evaluate this decision later in the year and report back to the committee. The base salaries paid to the NEOs during 2008 are shown in the Summary Compensation Table under the “Salary” column.

•	Annual Incentive Opportunity. During the first quarter of each year, the committee establishes an annual cash incentive opportunity for each NEO under the company’s Annual Incentive Plan. At that time, the committee approves:

•	the overall company performance measures, goals, and funding formulas for the year;

•	the individual performance measures and goals for each NEO for the year; and

•	the target annual incentive opportunity for each NEO.

We structure annual incentive compensation opportunities to be competitive with market medians. Actual performance results, both company and individual, can yield incentive compensation results that fall below or above market medians. Stated another way, for example, the compensation program can yield higher than market median compensation for higher than market median performance. We discuss the performance measures, goals and results for 2008 and the performance measures and goals for 2009 later in this Compensation Discussion and Analysis.

•	Long-Term Incentives. The long-term incentive element of our compensation program is structured to:

•	motivate and reward the NEOs for performance aimed at increasing shareholder value over periods longer than one year;

•	link executives’ interests with those of shareholders; and

•	retain executives over the longer term.

•	Retirement Benefits. We provide retirement benefits to attract and retain employees and to encourage employees to save money for their retirement.

The Long-Term Cash Incentive Plan currently uses cash-settled SARs, which are the functional equivalent of stock options, and restricted stock units, which are the functional equivalent of restricted stock, as the long-term incentive and retention vehicles. Later this year, we plan to consider adopting a long-term incentive plan that would permit the use of equity in addition to contingent cash as a replacement for the Long-Term Cash Incentive Plan.

Each year, the committee establishes a target long-term incentive opportunity for each NEO, which is expressed as a percent of the NEO’s annual cash compensation opportunity. During the first quarter of each year, the committee determines the aggregate dollar value of the long-term incentive opportunity for each NEO and then makes annual grants of SARs and RSUs. These grants are made following the committee’s consideration and review of our results for the prior year and at the same time the committee is making other compensation decisions for the NEOs. In setting the long-term target opportunity for each NEO, the committee considers competitive data and strives to set target opportunities at market medians. The 2008 and 2009 grants for the NEOs are discussed later in this Compensation Discussion and Analysis.

Peer Group Comparisons

We use a peer group of companies to determine the range of competitive compensation practices for our named executive officers and certain other key executives. We began using this peer group in 2007. The companies in the peer group are Encore Wire Corporation, Federal Signal Corporation, FreightCar America, Inc., Gardner Denver, Inc., Mettler-Toledo International Inc., Monaco Coach Corporation, Park-Ohio Holdings Corp., Regal Beloit Corporation, Sauer-Danfoss Inc., Tredegar Corporation, Wabash National Corporation, and Watsco, Inc. While these peer group companies do not represent a perfect match for us in terms of products manufactured, the nature and size of their businesses place them in competition with us for executive and managerial talent. These are companies to which we could lose people and from which we could recruit people. Through the last fiscal year, the revenues of the peer group companies ranged from $817 million to $1.9 billion, with a median of just under $1.3 billion. Tecumseh’s revenues for the comparable period were $1.1 billion.

We use the peer group data to determine competitive total compensation levels and competitive compensation levels for each element of total compensation — base salary, annual incentives and long-term incentives. We review these data in making decisions on each element of compensation for each executive, but we do not rigidly apply the competitive data in any way. In making compensation decisions for our executives, we consider company performance, individual performance and potential, prevailing market conditions and the competitive compensation data. We do not, however, formally tie any specific elements of compensation to a benchmark.

The 2007 total compensation of Mr. Edwin Buker, our Chairman, President and CEO, was 92% and 73% of the peer group’s median and mean 2007 CEO total compensation, respectively. The 2008 peer group compensation data has not been analyzed yet, but Mr. Buker’s 2008 total compensation was 138% and 110% of the peer group’s 2007 CEO median and mean total compensation, respectively. The 2007 total compensation of Mr. James Nicholson, our Vice President, Treasurer and CFO, was 64% and 56% of the peer group’s 2007 CFO median and mean total compensation, respectively. Mr. Nicholson’s 2008 total compensation was 88% and 76% of the peer group’s 2007 CFO median and mean total compensation, respectively. The 2008 total compensation of Mr. James Wainright, our Vice President — Operations was 59% of the peer group” 2007 COO median and mean total compensation.

Mr. Buker’s Employment Agreement

Before Mr. Buker joined us in August 2007, we negotiated a three-year employment agreement with him, which was later amended. On November 20, 2008, we entered into a retention letter agreement with Mr. Buker to induce him to remain employed if the Herrick family were to succeed in reasserting control over the company at the special meeting of shareholders to be held the following day. We have summarized the principal terms of his employment agreement and the retention letter agreement below in the discussion following the Summary Compensation Table.

Under his employment agreement, as amended, Mr. Buker receives an annual base salary of $750,000 per year and has an annual target incentive opportunity of 100% of his salary (the actual incentive may range from zero to 200% of salary), subject to the terms of our Annual Incentive Plan, except that for 2007 and 2008 his annual incentive could not be less than $375,000. The employment agreement also provides that he will receive annual long-term equity-based incentive grants equal to one times his annual salary plus his target incentive then in effect.

Mr. Buker’s 2008 compensation was principally established by the terms of his employment agreement, which was recommended by the Compensation Committee and approved by the board in July 2007 in connection with our hiring of Mr. Buker, and the terms of the November 20, 2008 retention letter agreement, which was also recommended by the Compensation Committee and approved by the board.

The elements and initial levels of Mr. Buker’s compensation were first established in the July — August 2007 time period when we began recruiting to the fill the vacancy that had recently occurred in the position of Chief Executive Officer. Mr. Buker emerged as the leading candidate for the position through an independent executive search effort conducted by Korn/Ferry International. Our board members interviewed the finalist candidates presented by Korn/Ferry International and decided to offer the position to Mr. Buker, who was then serving as the Chief Executive Officer of another company. Negotiations with Mr. Buker began with the search firm ascertaining Mr. Buker’s requirements and reporting them to the Compensation Committee. During this period, the Compensation Committee retained Lyons, Benenson & Company Inc. to serve as its independent compensation consultant and requested that it compile and analyze competitive compensation data and assist the Committee in structuring the terms of an offer to Mr. Buker. Lyons, Benenson & Company Inc. constructed the peer group described above under “Peer Group Comparisons” and collected data on CEO compensation among the peer group companies. The peer group median CEO base salary at that time was $705,000, and the median annual bonus paid was 134% of salary. Through a process of negotiation with Mr. Buker, a base salary of $750,000 and an annual target bonus of 100% of base salary were agreed upon. As a test of reasonableness, the Compensation Committee compared these numbers to the peer group data and determined that the negotiated levels of salary, bonus and total cash compensation were well within the range of competitive practice. Through a similar process, Mr. Buker and the company agreed that his target annual long-term incentive grants over the term of the agreement should have a grant date present value equal to one times the sum of his base salary rate then in effect plus his target cash incentive.

As part of their deliberations, the committee and the board considered the importance of aligning Mr. Buker’s interests with the interests of our shareholders and, to that end, allocated a large portion of Mr. Buker’s compensation to awards tied to our stock price. The committee and the board believed that weighting Mr. Buker’s compensation package heavily with equity awards or their contingent cash equivalents would align Mr. Buker’s interests with the interests of our shareholders by motivating him to increase shareholder value and rewarding him when shareholder value increases.

The market data analysis from our consultants showed that the base salary component of Mr. Buker’s compensation was at the 58th percentile of market practice, which placed it 6% above the market median. The market data analysis also indicated that Mr. Buker’s annual incentive opportunity was at the 75th percentile of market practice, which placed it at 166% of the market median. The present value of Mr. Buker’s annual equity compensation grants registered at the 65th percentile of market practice or 155% of the market median. This significant allocation of his compensation to performance-oriented elements emphasizes the importance of Mr. Buker’s meeting specific performance objectives and increasing shareholder value. For Mr. Buker’s total compensation package to actually exceed the market median for similarly situated officers of the group of companies used for comparison, specific performance targets must be achieved and the value of our stock must rise significantly.

In connection with Mr. Buker’s 2007 employment agreement, the Compensation Committee and the board also reviewed the potential effect on and cost of severance and change-in-control scenarios under Mr. Buker’s employment agreement. In particular, the committee and the board were advised by the executive search firm that the base salary and short- and long-term incentive compensation elements of Mr. Buker’s employment agreement, as well as its severance and change-in-control facets, were essential requirements for us to be able to recruit him or any other candidate during a period of significant transition under very challenging market conditions and governance circumstances.

For 2008, Mr. Buker’s salary was maintained at the rate of $750,000 as negotiated under his employment agreement. Mr. Buker’s annual cash incentive payment was based on the company’s performance in operating profit before interest, taxes and restructuring charges (weighted at 55%), moving production of compressor lines to India (weighted at 20%), achieving specified cost reductions across all operations (weighted at 15%), and increasing sales of specified compressors (weighted at 10%). We achieved 105.9% of the operating profit goal, 108.9% of the moving production goal, and 128.8% of the achieving cost reductions goal and failed to achieve the increasing sales goal. The weighted average performance was 101.3% percent of goals. Mr. Buker’s annual cash incentive was determined entirely on the basis of company-wide performance, so his cash incentive payout was 101.3% of his target bonus, which translated into a cash incentive payment of $759,750 ($750,000 x 1.013).

Mr. Buker’s long-term incentive award for 2008 in the form of stock appreciation rights and restricted stock units was required under the terms of his employment agreement and had a combined grant date present value of $1.5 million.

In September 2008, following the Herricks’ decision to seek a special meeting of shareholders for the purpose of replacing two members of the board, Mr. Buker alerted the board to certain concerns he had regarding the possible change in board composition. Mr. Buker indicated that in his view, under the terms of his employment agreement, a change of two directors at that time would meet the criteria for a change of control which, in turn, would trigger his right to resign with good reason and receive the severance specified in his agreement. While this was acknowledged by several directors to have been their original intent, it was not clear to all that the language of his agreement matched this intent. Through a series of discussions it became evident that absent a clear articulation that that was the original intent and was specifically provided for in his agreement, we risked the possible loss of Mr. Buker, even prior to the vote on changing directors. This risk was exacerbated by additional unanticipated management challenges related to the investigation of possible anti-competitive practices that may have occurred at the company in the past.

The Compensation Committee and most members of the board valued Mr. Buker and his contributions greatly. Several directors indicated that Mr. Buker had undertaken a major restructuring of the company, lowering recurring SG&A expenses, rationalizing manufacturing operations, building a revitalized top management team, making the company more competitive and improving company-wide strategic and operational integration, communications, and morale. As a result, the directors wanted to take action ensuring that Mr. Buker would not leave us prematurely. The committee then asked Lyons, Benenson & Company Inc. to review what other companies had done to induce executives to remain in their employ under a variety of circumstances. Lyons, Benenson & Company Inc. reported to the committee on what retention devices had been adopted by companies both in and beyond the peer group companies. On the basis of the competitive data, the committee, with the advice and counsel of its consultant and outside legal counsel, crafted a program to induce Mr. Buker to remain with us. One aspect of this program was to amend his employment agreement to make it clear, as the parties originally intended, that selection of a majority of the board by a person conducting an election contest — as would have been the case if the Herricks had been successful in electing two directors at the special meeting — would be a “change of control” under the employment agreement but would not entitle Mr. Buker to voluntarily resign thereafter and receive compensation based on good reason for change of control. Under the amended agreement, however, if following such a change of control, Mr. Buker resigns for good reason or is terminated without cause, he would be entitled to the compensation payable under the employment agreement based on such events. The committee recommended the program to the board, which adopted the committee’s recommendation. The company and Mr. Buker then entered into the agreement, which is described below under “Mr. Buker’s Retention Letter Agreement,” which provides for certain payments and awards to Mr. Buker in consideration of his agreeing to a modification of his employment agreement eliminating the “single-trigger” change-of-control provision in favor of the double-trigger change-of-control provision. The incentives provided to Mr. Buker under this letter agreement were three cash payments of $500,000 each payable on the 6th, 12th and 18th month anniversaries of entering into the agreement plus a total of $1.5 million in restricted stock units payable in cash that would vest in thirds on the 9-, 15- and 21-month anniversaries of entering into the agreement. The payouts and vesting were structured so as to represent amounts that Mr. Buker would be disinclined to abandon earlier than each of the next vesting dates, which would only be three months away throughout the 21-month period.

2008 Salaries

Mr. Buker’s 2008 salary was as specified in his employment agreement. Mr. Nicholson’s 2008 salary was recommended by Mr. Buker, and Mr. Wainright’s salary was specified in the employment letter we signed when he joined us late in 2007. The salaries of all the NEOs fall within the range of competitive practice.

2008 Cash Incentives

Beginning in 2008, our executive officers had the opportunity to earn cash incentives based on performance during the year under our new Annual Incentive Plan, which replaced the Key Employee Bonus Plan used in 2007. Under the Annual Incentive Plan, each participating executive is eligible to earn a cash incentive based on the company’s and the executive’s performance during a given calendar year. Early in 2008, the Compensation Committee established a target incentive for each participating employee, expressed as a percentage of his or her salary. We use a target incentive approach because it is a formal, goals-oriented method of determining incentives that is responsive to changing internal and external business conditions from year to year. The target company incentive pool was the sum of all target incentives for all employees participating in the plan. The actual company incentive pool was determined based on our 2008 performance measured against the following goals for the following performance measures:

•	operating profit before interest, taxes and restructuring charges (55% weighting);

•	moving production of compressor lines to India from less competitive locations (20% weighting);

•	achieving specified cost reductions across all operations (15% weighting); and

•	increasing sales in the most profitable portions of our commercial business segment (10% weighting).

In adopting these performance measures and setting the goals and funding formulas applicable to each performance measure, the committee sought to ensure that the NEOs would be focused on:

•	maximizing earnings and shareholder value;

•	repositioning us to be more competitive;

•	preparing us to improve our operating effectiveness and become the low cost producer;

•	trimming unnecessary expense from the budget; and

•	growing the business strategically during this redirection phase of our development.

For each performance measure, attaining a specified threshold level of performance would have yielded a 50% payout, achieving the target level would have yielded a 100% payout and achieving better than target would have yield up to a 200% payout. The table below provides information about the 2008 corporate goals and our actual performance relative to the goals:

				Results
	Goals				Unweighted
	Threshold	Target	Maximum	Actual	Payment		Weighted
Performance Measure	(50% Payout)	(100% Payout)	(200% Payout)	Performance	Percentage	Weighting	Percentage

Operating profit before interest, taxes and restructuring charges	$24.4 million	$30.5 million	$54.9 million	$32.2 million	105.9%	55%	59.1%
	90% of identified	100% of identified	100% India sourcing	100% India sourcing
Moving production of compressor lines to India	product sourced from India	product sourced from India	occurs six months early	occurred 0.5 months early	108.9%	20%	21.8%
Achieving specified cost reductions across all operations	*	*	*	*	128.8%	15%	20.4%
Increasing sales in the most profitable portions of commercial business segment	*	*	*	*	0.0%	10%	0.0%
Total							101.3%

*	We are not disclosing the numeric goals or actual performance for this performance measure because they are confidential information that, if disclosed, would result in competitive harm to us. Our Compensation Committee believed when it established the target incentive goals that they were aggressive yet achievable financial goals and that they would provide our eligible executive officers motivation to achieve them. We intended them as genuine goals to serve as incentives to our executives, and we did not believe any of them could properly be characterized as “modest” or that their achievement was by any means assured. As these goals were only established in 2008, there is not yet sufficient long-term data to demonstrate our belief that these goals strike the proper balance between being aggressive yet achievable.

Based on these results, the actual incentive pool amounted to 98.7% of the target incentive pool. We allocated the actual incentive pool among all participants based in part on company performance relative to the goals described above and in part on an evaluation of the individual’s performance. The actual incentive percentage could not exceed 200% of the participant’s target incentive percentage, and the total of all incentives under the plan (including incentives for participants who are not executive officers) could not exceed the total company incentive pool for that year calculated as described above.

Mr. Buker’s incentive was based 100% on company performance. Under his employment agreement, his 2008 incentive could not be less than $375,000.

Under the terms of his severance agreement, Mr. Forman received his 2008 target incentive without regard to company or individual performance.

All individual goals the Compensation Committee established were based on Mr. Buker’s recommendations, and the committee also adopted his findings as to the individuals’ actual performance relative to their individual goals.

Mr. Nicholson’s incentive was based 90% on company performance and 10% on individual performance. His had five individual goals relating to creating global financial performance processes and five relating to improving board, shareholder, and analyst communications, with each goal counting for 1% of the 10% total. He accomplished three of the first group and partially accomplished a fourth (3.5%) and accomplished three of the second group

(3.0%) for a total individual performance score of 6.5%. During 2008, Mr. Nicholson was required to devote substantial time and attention to managing matters not foreseen at he beginning of the year when the committee established these goals, including the proxy contest with the Herricks and the international investigation of alleged anticompetitive activities that may have occurred during the tenure of our previous management team. Because these activities detracted from his ability to pursue individual plan goals and in recognition of his accomplishments in managing the unforeseen matters, the committee awarded him a discretionary bonus equal to 16.4% of his 2008 salary in addition to his incentive award under the plan.

Mr. Wainright’s incentive also was based 90% on company performance and 10% on individual performance. His had four individual goals relating to global manufacturing processes (1% each), two relating to sales, inventory, and operational planning (1.5% each), and two relating to transitioning manufacturing operations to lower cost countries (1.5% each). He accomplished all of the first group (4.0%), accomplished one and partially accomplished the other of the second group (2.25%), and accomplished both of the third group (3.0%) for a total individual performance score of 9.25%.

The 2008 target incentive percentages for our executive officers and the portions allocated to them based on these calculations were:

	Target Incentive	Company	Individual	Actual Incentive
Executive Officer	Percentage	Performance	Performance	Percentage

Edwin L. Buker	100% of salary	100%	0%	101.3% of salary
James S. Nicholson	60% of salary	90%	10%	58.6% of salary
James Wainright	75% of salary	90%	10%	75.3% of salary
Michael R. Forman	25% of salary	90%	10%	25.0% of salary (1)

(1)	Under the terms of his severance agreement, Mr. Forman received his target incentive percentage without regard to actual performance.

Regular 2008 Equity-Based Awards

The third major component of our executives’ compensation consists of awards under our Long-Term Incentive Cash Incentive Plan. These awards, settleable only in cash, tie executives’ compensation to the long-term market performance of our Class A shares. For 2008, we awarded SARs (economically equivalent to stock options) and restricted stock units (economically equivalent to restricted stock) in the amounts shown in the Summary Compensation Table.

The 2008 award to Mr. Buker was required under the terms of his employment agreement. For more information about the analysis we performed before entering into that employment agreement, please see the discussion under “Mr. Buker’s Employment Agreement.”

The award to Mr. Wainright was specified under the terms of his employment letter, and Mr. Nicholson’s award was recommended by Mr. Buker, both subject to approval by the Compensation Committee.

Special 2008 Retention Restricted Stock Unit Award to Mr. Buker

To induce Mr. Buker to remain with us in light of the circumstances described above in this Compensation Discussion and Analysis under “Mr. Buker’s Employment Agreement,” pursuant to the November 20, 2008 retention letter agreement we made a one-time award to him of 183,375 restricted stock units, valued at $1,500,000. One-third of the restricted stock units will vest on each of the 9-, 15-, and 21-month anniversaries of November 20, 2008. For more information about the analysis we performed before entering into the retention letter agreement, please see the discussion under “Mr. Buker’s Employment Agreement” above.

Retention Bonus Letter Agreements with Other Named Executive Officers

During September 2008, following a request by some shareholders for a special shareholders’ meeting for the purpose of replacing two sitting members of the board of directors, concerns were raised about management continuity as it was believed that a change in the membership of the board could constitute a change of control, as that term was defined in Edwin Buker’s employment agreement, which could have led to Mr. Buker’s departure. While it was not universally understood that a change in board membership would have triggered Mr. Buker’s departure, the board determined that there was a credible risk that Mr. Buker might leave the company before or after the special shareholders’ meeting. In order to ensure that the company would be able to retain the other key management team members following a possible departure by Mr. Buker, the board enacted a program to pay retention bonuses equal to one year’s base salary to key executives who would remain with the company for at least one year following a possible departure by Mr. Buker. In addition, if any executives covered by this program were to be terminated without cause following Mr. Buker’s departure, their outstanding awards under our Long-Term Incentive Cash Award Plan would immediately vest in full and any severance benefits they were otherwise entitled to receive would be increased by amounts equal to six months of base salary. In structuring this program, the Compensation Committee was aware of retention programs in other companies that have faced similar risks. The Compensation Committee and the board of directors believed that the possible loss of several key executives posed a serious risk to the success of our business and elected to mitigate that risk by entering into retention bonus letter agreements with some of our executives. The amounts and provisions of these agreements were believed to be sufficient to induce the affected executives to remain with the company in the event Mr. Buker’s employment terminated for any reason. Messrs. Nicholson and Wainright, two of our named executive officers, were covered by these agreements. They are described below under “Potential Payments on Termination or Change in Control — Retention Bonus Letter Agreements.”

Retirement Benefits

Our named executive officers participate in our Retirement Savings Plan (a 401(k) plan) and our defined benefit plan on the same basis as other salaried employees. The Compensation Committee considers the value of benefits under these plans when determining other compensation.

2009 Executive Compensation Arrangements

Mr. Buker’s 2009 salary is specified by his employment agreement and is the same as for 2008. In view of current economic conditions, management recommended, and the committee agreed, that other NEOs’ salaries not be increased at the beginning of 2009. Management will review and evaluate this decision later in the year and report back to the committee.

For 2009, the Compensation Committee has established a target incentive for each participating employee, expressed as a percentage of his or her salary. We use a target incentive approach because it is a formal, goals-oriented method of determining incentives that is responsive to changing internal and external business conditions from year to year. The target company incentive pool will be the sum of all target incentives for all employees participating in the plan, however, the pool will only be funded based upon meeting minimum performance levels of free cash flow, and the pool cannot exceed 12.5% of free cash flow.

Subject to remaining within the parameters established by performance against free cash flow, the actual company incentive pool will be determined based on our 2009 performance measured against targets for the following corporate measures:

•	earnings before interest, taxes, depreciation, amortization and restructuring charges (40% weighting);

•	working capital (40% weighting); and

•	global footprint modification (20% weighting).

For each goal, attaining a specified threshold level of performance will yield a 50% payout, achieving the target level will yield a 100% payout and achieving better than target will yield up to a 200% payout.

The actual incentive pool will then be allocated among all participants based in part on company performance relative to the goals described above and in part on an evaluation of the individual’s performance. The 2009 target incentive percentages for our current executive officers and the portions that will be allocated to them based on company and individual performance are:

		Portion of Award Based on
		Company	Individual
Executive Officer	Target Incentive	Performance	Performance

Edwin L. Buker	100% of salary	100%	0%
James S. Nicholson	65% of salary	90%	10%
James Wainright	75% of salary	90%	10%

The actual incentive percentage cannot exceed 200% of the participant’s target incentive percentage, and the total of all incentives under the plan for a given year (including incentives for participants who are not executive officers) cannot exceed the total company incentive pool for that year calculated as described above.

In addition, for 2009 the Compensation Committee has awarded SARs and restricted stock units shares to our current executive officers under our Long-Term Incentive Cash Award Plan as follows:

•	Mr. Buker: SARs corresponding to 120,192 shares of Class A stock (a Black-Scholes value of $750,000) and 74,479 restricted stock units (a face value of $750,000);

•	Mr. Nicholson: SARs corresponding to 21,484 shares of Class A stock (a Black-Scholes value of $134,060) and 13,313 restricted stock units (a face value of $134,060); and

•	Mr. Wainright: SARs corresponding to 28,045 shares of Class A stock (a Black-Scholes value of $175,000) and 17,378 restricted stock units (a face value of $175,000).

The strike price for all the SARs is $10.07 per share, which was the closing price of one Class A share on the date of grant. One-third of each SAR award will become exercisable on the first anniversary of the grant date, one-third on the second anniversary and one-third on the third anniversary. All of the SARs will expire on the seventh anniversary of the grant date. The restricted stock units will vest and become payable on the third anniversary of the grant date.

The 2009 award to Mr. Buker was required under the terms of his employment contract. The awards to Mr. Wainright and Mr. Nicholson were recommended by Mr. Buker.

Finally, we will pay Mr. Buker $500,000 on May 20, 2009 as required by the November 20, 2008 retention letter agreement.

Compensation Philosophy

The Compensation Committee has adopted the following compensation philosophy statement:

•	We are a globally recognized brand driven by our people around the world.

•	We want to be a results driven organization guided by global business processes and culture that help us attract and retain talented people.

•	We will offer total compensation that is competitive within each of our local markets and awarded based on level of performance.

•	We want to become the employer of choice through continual job challenge, development and recognition.

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code limits to $1 million per year the federal income tax deduction to public corporations for compensation paid for any fiscal year to the company’s Chief Executive Officer and each of the other named executive officers unless the compensation meets specified requirements that render the compensation performance-based. While the Compensation Committee believes it is generally desirable to structure compensation plans and programs so as to qualify for the performance-based exemption from non-deductibility afforded under Section 162(m), the committee retains the discretion to establish executive compensation arrangements that it believes are consistent with its principles described earlier, and in the best interests of our company and shareholders, even if those arrangements are not fully deductible under Section 162(m). Mr. Buker’s actual cash compensation in 2008 exceeded the $1 million threshold. Accordingly, Section 162(m) of the Code limited the tax deduction available to us in 2008.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on that review and those discussions, the committee recommended to the board that the Compensation Discussion and Analysis be included in this proxy statement/prospectus.

Presented by the members of the Compensation Committee of the Board of Directors:

Jeffry N. Quinn, Chairman
David M. Risley
Steve J. Lebowski

Summary Compensation Table

This table provides compensation information for all of our executive officers who served during 2008.

2008 SUMMARY COMPENSATION TABLE

							Change in
							Pension Value
							and
						Non-Equity	Nonqualified
						Incentive Plan	Deferred
				Stock	Option	Compensation	Compensation	All Other
		Salary (1)	Bonus	Awards(2)	Awards(3)	(4)	Earnings(5)	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)

Edwin L. Buker	2008	$750,000	$0	$378,103	$809,169	$759,750	$15,886	$38,170(7)	$2,751,078
Chairman, President, and	2007	289,915	875,000	—	—	—	5,803	15,469	1,839,388
Chief Executive Officer (principal executive officer)(6)
James S. Nicholson	2008	$325,000	$53,294	$10,806	$10,398	$190,457	$34,724	$28,522(9)	$653,201
Vice-President, Treasurer and	2007	291,261	50,000	—	—	115,141	11,346	9,252	477,000
Chief Financial Officer	2006	280,000	20,000(8)			36,400	15,583	7,500	359,483
(principal financial officer)
James Wainright	2008	$400,000	$—	$14,542	$13,997	$301,260	$14,383	$28,750(11)	$772,932
Vice President — Operations (10)
Michael R. Forman	2008	$92,526	$—	$—	$—	$39,655	$83,423	$73,283(13)	$288,887
Vice-President & Director of	2007	154,006	—	—	—	39,978	32,451	9,067	235,502
Corporate Human Resources(12)	2006	150,000	1,500	—	—	30,000	45,344	4,728	231,572

(1)	Salary includes any amounts deferred at the officer’s election and contributed on his behalf to our Retirement Savings Plan (a 401(k) plan).

(2)	Amount recognized for 2008 financial statement reporting purposes in accordance with FAS 123R with respect to restricted stock units, settleable only in cash, awarded under Long-Term Cash Incentive Plan. See note 12 of the notes to consolidated financial statements in our 2008 Annual Report on Form 10-K for assumptions made in valuing restricted stock units.

(3)	Amount recognized for 2008 financial statement reporting purposes in accordance with FAS 123R with respect to SARs, settleable only in cash, awarded under Long-Term Cash Incentive Plan. See note 12 of the notes to consolidated financial statements in our 2008 Annual Report on Form 10-K for assumptions made in valuing SARs.

(4)	Non-equity incentive plan compensation consists of cash awards under Annual Incentive Plan for 2008, Key Employee Bonus Plan for 2007 and Management Incentive Plan for 2006.

(5)	The material assumptions we used in computing the changes in pension value shown in the Summary Compensation Table are listed after the Pension Benefits Table below.

(6)	Mr. Buker joined us as President and Chief Executive Officer on August 13, 2007. He became Chairman on February 5, 2008.

(7)	Required contribution to Retirement Savings Plan ($8,050), discretionary contribution to Retirement Savings Plan related to termination of old retirement plan ($20,700), and cost of life insurance ($9,420).

(8)	Bonus paid in 2006 for 2005 services and not reported in 2005 summary compensation table.

(9)	Required contribution to Retirement Savings Plan ($7,822) and discretionary contribution to Retirement Savings Plan related to termination of old retirement plan ($20,700).

(10)	Mr. Wainright became an executive officer February 5, 2008.

(11)	Required contribution to Retirement Savings Plan ($8,050) and discretionary contribution to Retirement Savings Plan related to termination of old retirement plan ($20,700).

(12)	Mr. Forman ceased to be an executive officer in February 2008, and his employment terminated in July 2008.

(13)	Severance pay ($66,094), required contribution to Retirement Savings Plan, ($4,227), unused vacation ($2,962).

Grants of Plan-Based Awards

This table provides information about the cash incentive targets we established early in 2008 under our Annual Incentive Plan for the executive officers named in the Summary Compensation Table and the restricted stock unit and SAR awards we made to them during 2008 under our Long-Term Incentive Cash Award Plan.

2008 GRANTS OF PLAN-BASED AWARDS

					All Other	All Other
					Stock	Option
					Awards:	Awards:
					Number of	Number of	Exercise or	Grant Date
		Estimated Future Payouts Under			Shares of	Securities	Base Price of	Fair Value of
		Non-Equity Incentive Plan Awards(1)			Stock or Units	Underlying	Option	Stock and
		Threshold	Target	Maximum	(2)	Options (3)	Awards	Option
Name	Grant Date	($)	($)	($)	(#)	(#)	($/Sh)	Awards(4)

Edwin L. Buker		$375,000 (5)	$750,000	$1,500,000
	Mar. 4, 2008				89,552 (6)			$2,580,889
	Mar. 4, 2008					325,002 (6)	$28.82 (7)	$4,927,030
	Mar. 4, 2008				26,023			$750,000
	Mar. 4, 2008					49,472	$28.82 (7)	$750,000
	Nov. 20, 2008				183,375 (8)			$150,000
James S. Nicholson		$97,500	$195,000	$390,000
	Mar. 4, 2008				4,060			$117,000
	Mar. 4, 2008					7,718	$28.82 (7)	$117,000
James Wainright		$150,000	$300,000	$600,000
	Mar. 4, 2008				5,465			$157,000
	Mar. 4, 2008					10,389	$28.82 (7)	$157,000
Michael R. Forman		$19,828	$39,655	$79,310

(1)	Potential incentives our executives could have earned for 2008 under our Annual Incentive Plan. The actual amounts they earned are reported in the Summary Compensation Table. There will be no further payouts for 2008.

(2)	Restricted stock units, settleable only in cash, awarded under Long-Term Cash Incentive Plan. Each unit is the economic equivalent of one Class A share.

(3)	SARs, settleable only in cash, awarded under Long-Term Cash Incentive Plan. Each SAR is the economic equivalent of an option to purchase one Class A share.

(4)	Computed in accordance with FAS 123R.

(5)	Mr. Buker was entitled to a minimum 2008 incentive of $375,000 under the terms of his employment agreement. There is no minimum for 2009 or future years.

(6)	Initial award required under terms of employment agreement, as amended.

(7)	Specified by Compensation Committee as higher of (a) closing price of one Class A share on date of grant ($22.75 on Mar. 4, 2008), or (b) closing price of one Class A share on the third business day after 2007 Form 10-K filed ($28.82 on Mar. 19, 2008)

(8)	Awarded under Nov. 20, 2008 retention letter agreement.

Additional Information about the Summary Compensation Table and Grant of Plan-Based Awards

Shareholders should review the information in the Summary Compensation Table and the Grants of Plan-Based Awards Table, as well as the additional tables that follow, in conjunction with our Compensation Discussion and Analysis. The Compensation Discussion and Analysis provides detailed information about, and analysis of, our annual and long-term incentive plan compensation programs and compensation decisions for 2008 and includes a discussion of our compensation philosophy, objectives and policies that guide these decisions. In order to better understand the terms of our plans and programs under which the compensation shown in the Summary Compensation Table was earned, shareholders should also consider the additional information we provide below about arrangements with our executives.

Mr. Buker’s Employment Agreement

On August 31, 2007, we entered into an employment agreement with Edwin L. Buker providing for his employment as President and Chief Executive Officer for a three-year period. We signed an amendment to the agreement on March 8, 2008. The following is a summary of the principal terms of the agreement, as amended.

Compensation.  Mr. Buker’s is entitled to compensation as follows:

•	$750,000 annual salary, which may be increased but not decreased during the agreement’s term;

•	annual cash incentive targeted at 100% of salary, but that may vary between zero and 200% of salary (and must be at least $375,000 in each of 2007 and 2008), based on achievement of performance objectives;

•	participation in benefit plans and programs on the same terms as similarly situated executives;

•	$5,000,000 of term life insurance;

•	reimbursement for relocation expenses if approved in advance;

•	reimbursement for up to $20,000 in attorney fees incurred in connection with the employment agreement;

•	reimbursement for up to $500,000 of payments he would be ineligible to receive from his former employer as a result of accepting employment with us, subject to presentation of appropriate documentation; and

•	the following grants under our Long-Term Incentive Cash Award Plan:

•	an initial grant of SARs corresponding to 325,002 Class A shares with a strike price of $28.82 per share, one-third of which vest on August 13 in each of the years 2008, 2009, and 2010, exercisable until August 13, 2014;

•	an initial restricted stock unit award corresponding to 89,552 Class A shares, vesting on August 13, 2010; and

•	annual grants, valued at the time of grant, equal to the sum of his then current salary and target cash incentive.

Termination Payments.  Mr. Buker may terminate his employment with good reason, good reason on change of control, or voluntarily. We may terminate his employment due to his disability, for cause, or without cause. The payments and other benefits to which Mr. Buker would be entitled if his employment terminates under various scenarios is described below.

If Mr. Buker voluntarily terminates his employment without good reason or without good reason on change of control, then he will be entitled to receive:

•	a cash payment equal to the total of his unpaid salary and unused vacation days;

•	settlement of any then vested restricted stock unit awards; and

•	the ability to exercise any then vested SARs.

In this event, all unvested SARs and restricted stock unit awards will be canceled.

If Mr. Buker terminates his employment for good reason, then:

•	He will be entitled to receive a cash payment equal to the total of —

•	his unpaid salary,

•	his unused vacation days,

•	his target incentive on a pro rata basis through the termination date,

•	one and one-half times his salary then in effect, and

•	one times his annual target incentive.

•	If his good reason termination occurs within the first twelve months of employment, 50% of his initial and any annual SAR and restricted stock unit grants will become immediately vested, and he will have 180 days from his termination date to exercise the vested SARs. If his good reason termination occurs after the first twelve months of employment, 100% of his initial and annual SAR and restricted stock unit grants will become immediately vested, and he will have 180 days from his termination date to exercise the vested SARs.

•	He will be entitled to continuation of company-paid health insurance for one year to the extent we are then providing health insurance.

If we terminate Mr. Buker’s employment for cause, then he will be entitled to receive a cash payment equal to the total of his unpaid salary and unused vacation days. All SARs and restricted stock units, whether or not vested, will be forfeited and immediately canceled.

If we terminate Mr. Buker’s employment without cause, then he will be entitled to receive:

•	a cash payment equal to the total of —

•	his unpaid salary,

•	his unused vacation days,

•	his target incentive on a pro rata basis through the termination date,

•	one and one-half times his salary then in effect; and

•	one times his annual target incentive;

•	the ability to exercise any then vested options for up to 180 days after his termination date; and

•	continuation of company-paid health insurance for one year to the extent we are then providing health insurance.

If a change of control occurs, 50% (if the change of control occurs during the first twelve months of employment) or 100% (if it occurs later) of Mr. Buker’s SARs and restricted stock units will become immediately vested. In addition, if Mr. Buker is terminated without cause on a change of control or he terminates his employment for good reason on a change of control, then he will be entitled to receive the same compensation as if he had terminated his employment for good reason, except that his cash payment will include two (rather than one and one-half) times his salary then in effect and two (rather than one) times his annual target incentive.

If we terminate Mr. Buker due to his disability, then he will be entitled to receive:

•	a cash payment equal to the total of —

•	his unpaid salary,

•	his unused vacation days, and

•	his target incentive on a pro rata basis through the termination date;

•	settlement of any then vested restricted stock unit awards;

•	the immediate vesting of the next tranche of SARs that would have vested after the termination date; and

•	the ability to exercise any then vested SARs.

In this event, all of his unvested SARs and restricted stock units will be canceled.

Noncompetition Agreement.  Mr. Buker agrees that he will not engage in competitive activities while employed and, in the event his employment is terminated voluntarily by him or without cause by us, for a period after his employment terminates equal to the longer of twelve months or the period during which he receives salary and benefits under the agreement.

Mr. Buker’s Retention Letter Agreement

On November 20, 2008, we entered into a letter agreement with Mr. Buker to induce him to remain in our employ if the Herrick family were to succeed in reasserting control over the company at the special meeting of shareholders to be held the following day. The principal terms of the letter agreement are:

•	Mr. Buker’s employment agreement was amended to make it clear, as the parties originally intended, that selection of a majority of the board of directors by a person conducting an election contest — as would have been the case if the Herricks had been successful in electing two directors at the special meeting of shareholders held November 21, 2008 — would be a “change of control” under the employment agreement, but the “single trigger” change of control protection that Mr. Buker had under his employment agreement would be changed to “double trigger” change of control protection. Thus, any change of control, in itself, would not give Mr. Buker good reason to resign and receive severance. If following such a change of control, however, Mr. Buker’s job responsibilities are materially changed or his employment is terminated without cause, he would be entitled to the severance payments set forth in the employment agreement under resignation for good reason or termination without cause.

•	We agreed to make cash retention payments to Mr. Buker in the amount of $500,000 on each of the 6-, 12-, and 18-month anniversaries of November 20, 2008 if, on each of those dates, his employment has not terminated for any reason. If his employment terminates for any reason before August 13, 2010, any retention payments he has received will be deducted from any termination payment to which he is entitled.

•	We awarded Mr. Buker $1.5 million of restricted stock units under our Long-Term Incentive Cash Award Plan, of which one-third vest and become payable on each of the 9-, 15- and 21-month anniversaries of November 20, 2008. Vesting and payment is contingent on his continuing to be employed on each vesting and payment date, except that all of the restricted stock units will vest and become payable if we terminate his employment without cause or if he resigns for good reason. This award is in addition to any annual awards to which Mr. Buker may be entitled.

Mr. Forman’s Severance Agreement

Mr. Forman’s employment terminated on July 31, 2008. We had previously entered into a change in control and severance agreement with him substantially identical to those we have with our current executive officers, as described below under “Change of Control and Severance Agreements with Other Executive Officers,” beginning on page 79. When his employment terminated, he became entitled to the benefits specified in the agreement.

Annual Incentive Plan

Our Annual Incentive Plan replaced our Key Employee Bonus Plan beginning in 2008. Under the plan, each participating executive is eligible to earn a cash incentive based on our and the executive’s performance during a given calendar year. Before or within the first 90 days of each year, the Compensation Committee determines:

•	performance measures and goals and a calculation methodology to be used for calculating a total company incentive pool for the year based on our performance;

•	the executives who will participate for that year;

•	a target incentive percentage for each participant; and

•	our performance and individual performance measures and goals to be used for determining each participant’s actual incentive percentage for the year and the methodology to be used for calculating his or her actual incentive percentage after the year is completed based on our actual performance and the participant’s actual performance relative to those performance measures and goals.

After the year is completed, each participant’s actual incentive percentage is computed on the basis of our actual performance and actual individual performance using the performance measures and goals and the calculation methodology established by the committee at the beginning of the year. Each participant then receives a cash incentive equal to his or her salary for the year multiplied by his or her actual incentive percentage as so calculated. The actual incentive percentage cannot exceed 200% of the participant’s target incentive percentage, and the total of all incentives under the plan for a given year cannot exceed the total company incentive pool for that year calculated in the manner prescribed by the Compensation Committee at the beginning of the year.

Performance measures used in determining the incentive of any participant subject to Section 162(m) of the Internal Revenue Code must consist only of performance measures specified for that purpose in the plan, and the incentive for any such participant for any year cannot exceed $3,000,000. Cash incentives paid under the plan cannot qualify as performance based for Section 162(m) purposes until the performance measures are approved by shareholders. We have not yet submitted the plan for shareholder approval because the Herricks advised us they would oppose it, and we believe that the potential benefits do not outweigh the cost and distraction of another dispute with the Herricks at this time.

Key Employee Bonus Plan

In April 2007, we adopted a Key Employee Bonus Plan providing for annual performance-based cash bonuses for key employees. The Key Employee Bonus Plan replaced our Management Incentive Plan, which had been in effect for several years and under which employees could receive both cash bonuses and restricted phantom shares of Class A common stock. The Key Employee Bonus Plan was only in effect for 2007. For 2008 and later years, we replaced it with the Annual Incentive Plan described above and the Long-Term Incentive Cash Award Plan described below.

Under the Key Employee Bonus Plan, in April 2007 we established a potential bonus amount and personalized 2007 goals for each participating employee. At the same time, we established three corporate goals for the year:

•	Compressor Group operating profit before interest, taxes and restructuring charges;

•	North American liquidity; and

•	Compressor Group revenue per employee.

Each participating employee’s actual bonus was computed on the basis of our 2007 results measured against these three corporate goals (20% each) and on achievement of his or her personal goals (40%). For the executive officers listed in the Summary Compensation Table, that computation resulted in the cash awards shown in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table for 2007.

Management Incentive Plan

Under the Management Incentive Plan as implemented for 2006, our executive officers and other plan participants had the opportunity to earn awards valued at up to 80% of their 2006 salaries. Early in 2006, the Governance, Compensation, and Nominating Committee established two sets of criteria for awards that would be made to executive officers and other plan participants in 2007 based on 2006 performance, one for executives in the corporate office group, which included Mr. Nicholson (the only executive officer named in the Summary Compensation Table who participated in the plan), and another for business unit executives.

Under these criteria, executives in the corporate office group had the opportunity to earn:

•	phantom stock awards valued at up to 20% of salary based on company-wide return on equity, both in absolute terms and in relation to historical performance;

•	phantom stock awards valued at up to 40% of salary based on four functional metrics (achievement of purchase savings target, improvement in net days of accounts receivable less accounts payable, improvement in total cost of quality, and successful implementation of schedule Oracle go-live sites); and

•	cash awards of up to 20% of salary based on achievement of individual goals and objectives.

Applying the performance criteria established at the beginning of the year to the measures of actual 2006 performance resulted in the cash award to Mr. Nicholson shown in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table for 2006 and no phantom stock award.

No phantom stock units awarded in previous years remained outstanding at the beginning of 2008.

Retirement Savings Plan Contributions

Our Retirement Savings Plan (a 401(k) plan) requires us to make annual contributions to each employee’s account in an amount computed by reference to federal income tax laws and regulations. In addition, we are using a portion of the funds that reverted to us on termination of our previous salaried retirement plan to make discretionary contributions during the seven-year period 2008 through 2014. Making these contributions results in more favorable federal income tax treatment for us with respect to the reversion than would otherwise be the case.

Outstanding Equity Awards

This table provides information about our named executive officers’ outstanding restricted stock unit and SARs under the Long-Term Incentive Cash Award Plan.

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR-END

	Option Awards(1)
	Number of	Number of			Stock Awards(2)
	Securities	Securities			Number of	Market Value
	Underlying	Underlying			Shares or	of Shares or
	Unexercised	Unexercised			Units of Stock	Units of Stock
	Options	Options	Option	Option	That Have	That Have
	(#)	(#)	Exercise Price	Expiration	Not Vested	Not Vested(3)
Name	Exercisable	Unexercisable	($)	Date	(#)	($)

Edwin L. Buker	108,334	216,668 (9)	$28.82	Aug. 13, 2014	61,125 (4)	$585,578
	-0-	49,472 (10)	$28.82	Mar. 4, 2015	61,125 (5)	$585,578
					89,552 (6)	$857,908
					26,023 (7)	$249,300
					61,125 (8)	$585,578
James S. Nicholson	-0-	7,718 (10)	$28.82	Mar. 4, 2015	4,060 (7)	$38,895
James Wainright	-0-	10,389 (10)	$28.82	Mar. 4, 2015	5,465 (7)	$52,355
Michael R. Forman	-0-	-0-			-0-

(1)	SARs, settleable only in cash, awarded under Long-Term Cash Incentive Plan. Each SAR is the economic equivalent of an option to purchase one Class A share.

(2)	Restricted stock units, settleable only in cash, awarded under Long-Term Cash Incentive Plan. Each unit is the economic equivalent of one Class A share.

(3)	Based on the closing price of one Class A shares on The Nasdaq Stock Market on the last trading day of 2008 ($9.58).

(4)	Restricted stock units vesting and payable on Aug. 20, 2009.

(5)	Restricted stock units vesting and payable on Feb. 10, 2010.

(6)	Restricted stock units vesting and payable on Aug. 13, 2010.

(7)	Restricted stock units vesting and payable on Mar. 4, 2011.

(8)	Restricted stock units vesting and payable on Aug. 20, 2011.

(9)	One-half become exercisable on Aug. 13, 2009 and remainder on Aug. 13, 2010.

(10)	One-third become exercisable on each of Mar 4, 2009, Mar. 4, 2010 and Mar. 4, 2011.

Retirement Plans

Our retirement plan is a broad-based, noncontributory, tax-qualified defined benefit plan, and our supplemental retirement plan (commonly referred to as a SERP) is a nonqualified defined benefit plan covering certain executives. Both plans provide benefits in the event of normal (i.e., at age 65), early, deferred or disability retirement. Upon a participant’s death, these plans provide a surviving spouse pension. Participants are vested after five years of credited service.

As of April 30, 2007 our previous qualified defined benefit plan was terminated and replaced with a new qualified defined benefit plan. The new plan provides two separately defined pension benefits. The first is a retirement benefit in the form of a lifetime pension that is actuarially equivalent to the lump sum value of 10.5% of the participant’s average base salary over the 60 months immediately before his or her retirement date, multiplied by years of credited service after April 30, 2007 (up to a maximum of 35 years in total, from both the terminated plan and the new plan) payable at age 65. The second retirement benefit under the new plan is a pension equal to the amount by which the benefit under the terminated plan would have been higher based on subsequent pay increases (without any additional service credits).

As of April 30, 2007 the SERP was frozen. Benefits accrued as of April 30, 2007 will be payable to participants upon retirement under the provisions of the plan. Of the current named executive officers, only Mr. Nicholson has accrued a benefit under the SERP.

The automatic form of benefit for a married participant under the qualified defined benefit plan is a joint and 55% survivor benefit. However, the participant, with the consent of his or her spouse, may elect to have his benefit paid in the form of an actuarially equivalent joint-and-75% or joint-and-100% survivor annuity or as a single-life annuity with 120 payments certain or as a single lump sum. The financial effect of these alternate payment forms on the amount of the participant’s monthly benefit payment depends upon the ages of the participant and his or her spouse. The automatic payment form for an unmarried participant is the single life annuity. Alternatively, the participant may elect to have his benefit paid in the form of an annuity with 120 payments certain or a single lump sum (qualified plan only). If the benefit is paid in the form of an annuity with 120 payments certain rather than a single life annuity, the monthly benefit will be reduced.

SERP benefits commence either on that first date on which Mr. Nicholson is entitled to commence a retirement or deferred benefit under the qualified defined benefit plan (whether or not he actually commences his defined benefit plan benefit at that time), or on that date on which he has a “separation from service” (as determined in accordance with Code Section 409A), whichever of those two dates is later, and is payable in one of the following three forms, whichever form applies to him, commencing on the later of those two dates:

•	if he is unmarried at the benefit commencement date, the benefits will be paid in the form of a single-life annuity;

•	if at the benefit commencement date he has attained age 55, has accrued 10 or more Years of Service under the qualified defined benefit plan and is married, the benefits will be paid in the form of a joint-and-surviving spouse annuity using the “95%-55%” formula found in the qualified defined benefit plan; or

•	if at the benefit commencement date he is married but does not meet the other criteria in the previous item above, the benefits shall be paid in the form of a joint-and-surviving spouse annuity using the “50% survivor option” formula found in qualified defined benefit plan.

The table below shows benefit information under the plans for each executive officer named in the Summary Compensation Table.

2008 PENSION BENEFITS TABLE

			Present Value of	Payments
		Number of Years	Accumulated	During Last
		Credited Service	Benefit	Fiscal Year
Name	Plan Name	(#)	($)	($)

Edwin L. Buker	Former Pension Plan	—	$—	$—
	New Pension Plan	1.4	21,689	—
James S. Nicholson	Former Pension Plan	5.2	$—	$68,899
	New Pension Plan	1.7	24,062	—
	Frozen SERP	5.2	5,450	—
James Wainright	Former Pension Plan	—	$—	$—
	New Pension Plan	1.3	18,466	—
Michael R. Forman	Former Pension Plan	17.2	$—	$363,050
	New Pension Plan	1.7	54,345	—

The material assumptions we used in computing the present values of pension benefits shown in the table above and the changes in pension value shown in the Summary Compensation Table were:

•	2008 discount rate: 6.25%

•	2008 mortality table: 2008 statutory annuitant and non-annuitant tables

•	2007 discount rate: 6.27%

•	2007 mortality table: RP-2000 Combined Healthy Table

•	No turnover

More information about the assumptions we used to calculate pension benefits is provided in note 6, “Pension and Other Postretirement Benefit Plans,” in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2008.

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL

Termination of Mr. Forman’s Employment

In July 2008, we terminated Mr. Forman’s employment without “cause” as defined in his change of control and severance agreement. As provided in that agreement, we continued his salary and medical insurance coverage for one year after termination. He did not receive any other termination benefits. Amounts paid in 2008 are included in the Summary Compensation Table, and the table below shows the balance, all of which is payable in 2009:

REMAINING TERMINATION BENEFITS
PAYABLE TO MR. FORMAN UNDER CHANGE OF CONTROL
AND SEVERANCE AGREEMENT

Salary	Cost of Seven
Continuation	Months of
for Seven	Medical
Months	Insurance	Total

$92,532	$4,096	$96,628

Potential Payments on Specified Events Including Termination or Change in Control

Mr. Buker’s Employment Agreement

As described above under “Mr. Buker’s Employment Agreement,” beginning on page 72, his employment agreement, as amended, provides for payments and benefits of various types if his employment terminates in specified circumstances.

Change in Control and Severance Agreements with Other Executive Officers

We have entered into change in control and severance agreements with some of our executives, including all current executive officers named in the Summary Compensation Table other than Mr. Buker. All of the agreements are substantially identical. Among other things, each provides for the following payments and benefits if the executive’s employment terminates in the circumstances described:

•	Voluntary termination without good reason on change in control:

•	cash payment equal to the sum of —

•	accrued but unpaid salary, and

•	unused vacation days;

•	ability to exercise any vested SARs for period of 180 days; and

•	all unvested SAR and restricted stock unit awards canceled.

•	Involuntary termination without cause:

•	cash payment equal to the sum of —

•	accrued but unpaid salary,

•	unused vacation days,

•	one year’s base salary (paid in installments over twelve-month period), and

•	one times executive’s then applicable annual target incentive under Annual Incentive Plan (paid at same time other incentives paid);

•	ability to exercise any vested SARs for period of 180 days;

•	all unvested SAR and restricted stock unit awards canceled; and

•	one year of medical insurance coverage for executive and family.

•	Involuntary termination without cause following change in control, or voluntary termination for good reason following change in control:

•	cash payment equal to the sum of —

•	accrued but unpaid salary,

•	unused vacation days,

•	one year’s base salary (paid in lump sum), and

•	one times executive’s then applicable annual target incentive under Annual Incentive Plan (paid in lump sum);

•	immediate vesting of 100% of existing SAR and restricted stock unit awards;

•	ability to exercise vested SARs for period of 180 days; and

•	one year of medical insurance coverage for executive and family.

•	Involuntary termination with cause:

•	cash payment equal to the sum of —

•	accrued but unpaid salary, and

•	unused vacation days; and

•	all unvested SAR and restricted stock unit awards, and all vested but unexercised SARs, canceled.

•	Termination on disability:

•	cash payment equal to the sum of —

•	accrued but unpaid salary,

•	unused vacation days,

•	pro rata portion of executive’s then applicable annual target incentive under Annual Incentive Plan (paid in lump sum);

•	immediate vesting of next tranche of any SAR or restricted stock unit award that would have vested after termination date;

•	ability to exercise vested SARs in accordance with their terms; and

•	one year of medical insurance coverage for executive and family.

•	Special termination:

•	Applies if —

•	the executive is terminated without cause within one year following the election of any individual as a director between November 1, 2008 and the date of our 2010 shareholders meeting, as a result of an actual or threatened proxy or consent solicitation or otherwise by or on behalf of any person other than the board, including by reason of any agreement intended to avoid or settle such an election contest,

•	following that election at least a majority of the directors on the board would have been nominated, appointed, or otherwise selected by the person who solicited proxies or consents in connection with the election contest or that person’s affiliates, and

•	either in connection with the election contest or under an agreement intended to avoid or settle an election contest, and during the one-year period following the election, the Chief Executive Officer immediately before the election contest is no longer employed by us (other than as a result of us terminating the Chief Executive Officer for cause).

•	If the special termination provision applies, the executive will be entitled to the same payments described above under “Involuntary termination without cause following change of control, or voluntary termination for good reason following change of control.”

Each agreement has a three-year term and will renew automatically for successive three-year terms unless we give the executive notice of non-renewal at least 60 days before the scheduled expiration date. Each agreement contains confidentiality, noncompetition, and non-disparagement provisions.

Retention Bonus Letter Agreements

On November 12, 2008, we entered into retention bonus letter agreements with some of our executives, including Mr. Nicholson and Mr. Wainright. Under each retention bonus letter agreement:

•	We will pay the executive a retention bonus in an amount equal to one year’s base salary if —

•	at any time during the term of the agreement (which ends twelve months after the date of our 2010 shareholders meeting) our current Chief Executive Officer, Mr. Buker, is no longer employed by us (other than as a result of his death, disability, or termination for cause under the terms of his employment agreement), and

•	the executive is employed by us on the one-year anniversary of Mr. Buker’s termination.

•	If, during the term of the agreement and after Mr. Buker is no longer employed by us (other than as a result of his death, disability, or termination for cause under the terms of his employment agreement), the executive’s employment is terminated by us without cause (as defined) or by him with good reason (as defined), the executive will be entitled to —

•	a retention severance benefit of six months of his base salary in addition to any severance payments he is entitled to under any other severance arrangement he has with us,

•	full vesting of all outstanding awards under our Long-Term Cash Incentive Plan, and

•	the lesser of 180 days from the date of his termination or the expiration of the term of the award to exercise any outstanding awards under the Long-Term Cash Incentive Plan.

Hypothetical Termination Benefits Tables

The tables below show the estimated amounts of benefits each current executive officer named in the Summary Compensation Table would have received under the applicable agreement if his employment had terminated on December 31, 2008 in various circumstances.

HYPOTHETICAL DECEMBER 31, 2008 TERMINATION BENEFITS
PAYABLE TO MR. BUKER UNDER EMPLOYMENT AGREEMENT

						Value of
				Value of	Value of	Unvested
			Cost of One	Vested,	Unvested SARs	Restricted Stock
			Year of Medical	Unexercised	Vesting on	Units Vesting on
Type of Termination	Cash Payment		Insurance	SARs(1)	Termination(1)	Termination(1)	Total

Voluntary, without good reason (whether or not there is a change in control)	$-0-		n/a	$-0-	n/a	n/a	$-0-
Voluntary, with good reason (no change in control)	$1,875,000	(2)	$7,022	$-0-	$-0-	$2,863,941	$4,745,963
Involuntary, for cause	$-0-		n/a	n/a	n/a	n/a	$-0-
Involuntary, without cause (no change in control)	$1,875,000	(2)	$7,022	$-0-	n/a	n/a	$1,822,022
Involuntary, without cause, on change in control	$3,000,000	(3)	7,022	$-0-	$-0-	$2,863,941	$5,870,963
Voluntary, with good reason, on change in control	$3,000,000	(3)	$7,022	$-0-	$-0-	$2,863,941	$5,870963
Disability	$-0-		n/a	$-0-	$-0-	n/a	$-0-

(1)	Amounts in these columns are computed based on the closing price of our Class A shares on the last trading day of 2008 ($9.58 per share) and, in the case of SARs, the strike price of $28.82 per share.

(2)	1.5 times then current salary ($750,000) plus 1.0 times 2008 target incentive ($750,000).

(3)	2.0 times then current salary ($750,000) plus 2.0 times 2008 target incentive ($750,000).

HYPOTHETICAL DECEMBER 31, 2008 TERMINATION BENEFITS
PAYABLE TO MR. NICHOLSON UNDER CHANGE OF CONTROL
AND SEVERANCE AGREEMENT

						Value of
				Value of	Value of	Unvested
			Cost of One	Vested,	Unvested SARs	Restricted Stock
			Year of Medical	Unexercised	Vesting on	Units Vesting on
Type of Termination	Cash Payment		Insurance	SARs	Termination	Termination	Total

Voluntary, without good reason, on change in control	$-0-		n/a	$-0-	n/a	n/a	$-0-
Involuntary, without cause (Mr. Buker still employed or no longer employed due to death, disability, or termination for cause)	$520,000	(1)	$8,966	$-0-	n/a	n/a	$528,966
Involuntary, without cause (Mr. Buker no longer employed except due to death, disability, or termination for cause)	$682,500	(2)	$8,966	$-0-	n/a	n/a	$691,466
Involuntary, without cause, following change in control; or voluntary, for good reason, following change in control; or “special termination” as described above (Mr. Buker still employed or no longer employed due to death, disability, or termination for cause)	$520,000	(1)	$8,966	$-0-	$-0-	$38,895	$567,861
Involuntary, without cause, following change in control; or voluntary, for good reason, following change in control; or “special termination” as described above (Mr. Buker no longer employed except due to death, disability, or termination for cause)	$682,500	(2)	$8,966	$-0-	$-0-	$38,895	$730,361
Involuntary, with cause	$-0-		n/a	n/a	n/a	n/a	$-0-
Disability	$-0-		$8,966	$-0-	n/a	n/a	$8,966

(1)	1.0 times then current salary ($325,000) plus 1.0 times 2008 target incentive $195,000).

(2)	1.5 times then current salary ($325,000) plus 1.0 times 2008 target incentive $195,000).

HYPOTHETICAL DECEMBER 31, 2008 TERMINATION BENEFITS
PAYABLE TO MR. WAINRIGHT UNDER CHANGE OF CONTROL
AND SEVERANCE AGREEMENT

						Value of
				Value of	Value of	Unvested
			Cost of One	Vested,	Unvested SARs	Restricted Stock
			Year of Medical	Unexercised	Vesting on	Units Vesting on
Type of Termination	Cash Payment		Insurance	SARs	Termination	Termination	Total

Voluntary, without good reason, on change in control	$-0-		n/a	$-0-	n/a	n/a	$-0-
Involuntary, without cause (Mr. Buker still employed or no longer employed due to death, disability, or termination for cause)	$700,000	(1)	$8,584	$-0-	n/a	n/a	$708,584
Involuntary, without cause (Mr. Buker no longer employed except due to death, disability, or termination for cause)	$900,000	(2)	$8,584	$-0-	n/a	n/a	$908,584
Involuntary, without cause, following change in control; or voluntary, for good reason, following change in control; or “special termination” as described above (Mr. Buker still employed or no longer employed due to death, disability, or termination for cause)	$700,000	(1)	$8,584	$-0-	$-0-	$52,355	$760,939
Involuntary, without cause, following change in control; or voluntary, for good reason, following change in control; or “special termination” as described above (Mr. Buker no longer employed except due to death, disability, or termination for cause)	$900,000	(2)	$8,584	$-0-	$-0-	$52,355	$960,939
Involuntary, with cause	$-0-		n/a	n/a	n/a	n/a	$-0-
Disability	$-0-		$8,584	$-0-	n/a	n/a	$8,584

(1)	1.0 times then current salary ($400,000) plus 1.0 times 2008 target incentive $300,000).

(2)	1.5 times then current salary ($400,000) plus 1.0 times 2008 target incentive $300,000).

Director Compensation

We do not pay employees any separate compensation for serving as directors. We reimburse all directors for reasonable travel expenses.

The annual retainer fee for non-employee directors is $80,000, payable one-half in cash and one-half in deferred stock units. Our Lead Director is entitled to an additional annual retainer fee of $20,000, payable one-half in cash and one-half in deferred stock units. Chairs and members of the following committees are entitled to the following additional annual cash retainer fees:

Audit Committee:
Chair	$20,000
Other members	$10,000
Other standing committees:
Chair	$10,000
Other members	$5,000

We will not pay meeting fees for up to ten board meetings per calendar year and up to six meetings of each committee per calendar year. If a non-employee director attends more than ten board meetings in a calendar year, he or she will receive a cash meeting fee in the amount of $1,500 for each meeting attended in excess of ten. If a non-employee director who is a member of a standing committee attends more than six meetings of that committee in a calendar year, he or she will receive a cash meeting fee in the amount of $1,500 for each meeting of the committee attended in excess of six.

The deferred stock units are awarded under our Outside Directors’ Deferred Stock Unit Plan. Effective on January 1 of each year, each non-employee director then in office receives an allocation of deferred stock units under the plan in a dollar amount equal to one-half of his or her annual retainer fee, as specified above. A new non-employee director who takes office after January 1 receives a pro rata allocation of deferred stock units. In each case, the number of deferred stock units is determined by dividing the dollar amount the director is entitled to receive by the average of the high and low sale prices for a share of our Class A stock on the last trading day before the allocation date. If dividends are paid on the Class A stock, each non-employee director’s account under the plan will be credited with a number of additional deferred stock units having a corresponding value based on the then current market value of the stock. Each award under the plan is fully vested when made, except that a director will forfeit his or her account if the director’s service on the Board is terminated, voluntarily or otherwise, for any “reason,” as defined in the plan. We will pay out the deferred stock units in a director’s account in cash, based on the then current market value of the Class A stock, promptly after he or she ceases to be a non-employee director for any reason.

Deferred Compensation Plan

Our non-employee directors can elect to defer receipt of a portion of their retainers and meeting fees under our Outside Directors’ Voluntary Deferred Compensation Plan. The plan provides that deferred amounts are to be recorded in bookkeeping accounts we maintain and that the amount in each account will be adjusted from time to time to reflect the results of a hypothetical investment in our Class A shares or based on the current yield of the Dow Jones Corporate Bond Index, as selected by the director. Amounts payable to directors under the plan are general unsecured claims against us. No director had any balance in an account under the plan at any time during 2008.

Director Compensation Table

The table below shows the compensation received by each director who served during 2008 other than Edwin L. Buker, whose compensation for service as director is fully reflected in the Summary Compensation Table and other executive compensation information provided above.

2008 DIRECTOR COMPENSATION TABLE

	Fees Earned
	or Paid	Stock
	in Cash(1)	Awards(2)	Total
Name	($)	($)	($)

William E. Aziz	$106,500	$40,000	$146,500
Peter M. Banks	$87,000	$40,000	$127,000
Kent B. Herrick	$64,500	$40,000	$104,500
Steve J. Lebowski	$88,000	$40,000	$128,000
Jeffry N. Quinn	$92,500	$40,000	$132,500
David M. Risley	$131,000	$50,000	$181,000

(1)	Retainer and meeting fees paid in cash

(2)	Retainer fees paid in deferred stock units under Outside Directors’ Deferred Stock Unit Plan, valued at amount recognized for financial statement reporting purposes. The deferred stock unit grants are made on January 1 of each year, and the grant date fair value is the number of units multiplied by the closing price of our Class A Common Stock on the last trading day of the preceding year, which was $23,375 on December 31, 2008. The directors had the following numbers of deferred stock units outstanding at 2008 year-end; Mr. Aziz (1,711.2299), Dr., Banks (1,711.2299), Mr. Herrick (1,711.2299), Mr. Lebowski (1,711.2299), Mr. Quinn (1,711.2299), and Mr. Risley (2,139.0374). In addition, at December 31, 2008, the following directors had the following numbers of phantom shares of Class A Common Stock outstanding under our now-discontinued Director Retention Phantom Stock Plan: Dr. Banks (883.9148) and Mr. Risley (851.4721).

EXPERTS

The consolidated balance sheet of Tecumseh and our subsidiaries as of December 31, 2007 and December 31, 2008, the related consolidated statements of operations, cash flows and shareholders’ equity for the years then ended, and internal control over financial reporting as of December 31, 2007 and December 31, 2008 appearing in our Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in its reports included in that filing. Those consolidated financial statements have been incorporated into this proxy statement/prospectus by reference in reliance upon that firm’s reports given on the authority of that firm as experts in accounting and auditing.

The financial statements for the year ended December 31, 2006 incorporated in this proxy statement/prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SUBMISSION OF SHAREHOLDER PROPOSALS

Rule 14a-8

In order for shareholder proposals for the 2010 annual meeting of shareholders to be eligible to be included in our proxy statement under Rule 14a-8 of the Securities Exchange Act of 1934, they must be received at our principal executive offices no later than [          ]. We retain the right to omit any proposal if it does not satisfy the requirements of Rule 14a-8 of the Securities Exchange Act of 1934.

Advance Notice Requirements

Our bylaws contain advance notice procedures which a shareholder must follow to nominate a person for election to the board or to present any other proposal at an annual meeting of shareholders. In general, these provisions require notice of a nomination or other proposal expected to be made at an annual meeting to be in writing, to contain specified information about the nominee or other proposal and the shareholder proponent, and to be delivered or sent by first class U.S. mail to our Secretary and received at our principal office.

Except when an annual meeting is called for a date that is not within 20 days before or after the first anniversary of the prior year’s annual meeting (in which case other time limits apply), we must receive the nomination or proposal no later than 60 days nor earlier than 90 days before the first anniversary of the prior year’s annual meeting. This means that any nomination or proposal for next year’s annual meeting must be received no later than [          , 2010] and no earlier than [          , 2010.]

Management proxies for the 2010 annual meeting may confer discretionary authority to vote on an untimely proposal without express direction from shareholders giving the proxies.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information, including the registration statement of which this proxy statement/prospectus is a part, can be read and copied at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. The Securities and Exchange Commission maintains an internet site at http://www.sec.gov that contains reports, proxy statements, and other information regarding companies that file electronically with the Securities and Exchange Commission, including us.

The Securities and Exchange Commission allows “incorporation by reference” into this proxy statement/prospectus of information that we file with the Securities and Exchange Commission. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this proxy statement/prospectus, and any information we file with the Securities and Exchange Commission after the date of this proxy statement/prospectus will automatically be deemed to update and supersede this information. This proxy statement/prospectus incorporates important business and financial information about our company that is not included in or delivered with this proxy statement/prospectus. We incorporate by reference the documents set forth below that have been filed with the Securities and Exchange Commission:

•	Annual Report on Form 10-K for the year ended December 31, 2008, as amended on April 30, 2009;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009; and

•	Current Reports on Form 8-K filed on February 23, 2009, February 26, 2009, March 19, 2009, March 23, 2009, April 15, 2009, April 30, 2009, May 8, 2009 and May 12, 2009.

We incorporate into this proxy statement/prospectus by reference also, all filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 between the date of the proxy statement/prospectus and the date of the annual meeting.

You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at Tecumseh Products Company, 1136 Oak Valley Drive, Ann Arbor, Michigan 48108, telephone (734) 585-9500. You can also find information about us at our Internet website at http://www.tecumseh.com. Information contained on our website is not part of this proxy statement/prospectus, and you should not consider it a part of this proxy statement/prospectus.

If you would like to request documents, including any documents we may subsequently file with the Securities and Exchange Commission before the annual meeting, please do so by [          ], 2009 so that you will receive them before the annual meeting.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

OTHER MATTERS

The board has not received valid notice of any other business that will be presented at the annual meeting. If any other business is properly brought before the annual meeting, proxies in the enclosed form will be voted in respect thereof as the proxy holders deem advisable.

IMPORTANT OTHER INFORMATION

Your vote is important. Please use the WHITE proxy card TODAY to vote by telephone, by Internet or by signing, dating and returning the WHITE proxy card in the envelope provided.

If our shares you own are held in the name of a broker, bank or nominee, only it can vote a proxy card with respect to your shares and only upon specific instructions from you. Please contact the person responsible for your account and give instructions for a WHITE proxy card to be signed representing your Tecumseh shares. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to our proxy solicitor, Georgeson Inc., at the address indicated below so that it can attempt to ensure that your instructions are followed. If you have any questions about executing your proxy or require assistance, please contact:

Georgeson Inc.
199 Water Street, 26th Floor, New York, New York 10038
SHAREHOLDERS CALL TOLL-FREE: (866) 203-1198
BANKS AND BROKERS CALL: (212) 440-9800

Annex A

Article IV of the Company’s Restated Articles of Incorporation, as amended, is proposed to be amended to read in its entirety as follows:

ARTICLE IV

The total number of shares of capital stock which the corporation shall have authority to issue is 100,000,000 shares, all of which shall be of a single class known as “Common Shares,” having full voting rights and powers, all other rights and powers, and no qualifications, limitations, or restrictions. No holder of any shares of the corporation shall have a preemptive right to acquire the corporation’s unissued shares.

No holder of any shares of the capital stock of the corporation shall be entitled as such, as a matter of right, to subscribe for or purchase any part of any new or additional issue of shares of the capital stock of the corporation of any kind or class whatsoever, or of any stock or other securities convertible into or otherwise affording any right to acquire any shares of capital stock of any kind or class whatsoever, whether now or hereafter authorized, and whether issued for cash or any other consideration, or by way of dividend or other distribution, and the corporation may issue shares of capital stock, or other securities convertible into shares of capital stock, or warrants, options or other rights to acquire shares of capital stock, without first offering the same or any of the same to the holders of shares of capital stock of any kind or class, in such manner, upon such terms and conditions, for such consideration and to such persons, natural or other, as the Board of Directors of the corporation shall from time to time determine and decide.

At the time that the Certificate of Amendment of the Restated Articles of Incorporation amending this Article IV to create the Common Shares becomes effective pursuant to the Business Corporation Act of the State of Michigan, as amended (the date on which the Certificate of Amendment so becomes effective being referred to in this Article IV as the “Effective Date”), and without any further action on the part of the corporation or its shareholders, each share of the corporation’s existing Class A Common Stock then issued and outstanding shall automatically be reclassified and converted into one fully paid and nonassessable Common Share, and each share of the corporation’s existing Class B Common Stock then issued and outstanding shall automatically be reclassified and converted into 1.1 fully paid and nonassessable Common Shares. Share certificates previously representing shares of Class A Common Stock and Class B Common Stock so reclassified and converted shall thereafter represent the Common Shares into which such shares of Class A Common Stock and Class B Common Stock were so converted.

No fractional Common Shares shall be issued in connection with the reclassification and conversion of shares of Class B Common Stock. The Class B Common Stock held of record by each record holder at the close of business on the Effective Date shall be reclassified and converted into a number of whole Common Shares computed by: (1) multiplying the aggregate number of shares of Class B Common Stock so held by such record holder by 1.1; and (2) if the product so obtained is not a whole number, rounding the product downward to the next smaller whole number. In lieu of any fractional Common Share to which such record holder would have been entitled but for the rounding provided for in the preceding sentence, the corporation shall pay to such record holder an amount in cash equal to the product obtained by multiplying such fraction by the closing price of one share of Class B Common Stock on The Nasdaq Global Market on the last trading day before the Effective Date, round downward, if necessary to the next smaller whole cent.

The corporation is authorized to issue Common Shares at the Effective Date in accordance with the foregoing provisions and pursuant to Section 602 of the Michigan Business Corporation Act, as amended, notwithstanding (i) any provisions of the Restated Articles of Incorporation in effect prior to the Effective Date or (ii) any other provision of the Michigan Business Corporation Act.

A-1

Annex B

The Nominating and Governance Committee and Board of Directors
Tecumseh Products Company
100 E. Patterson Street
Tecumseh, Michigan 49286

February 21, 2009

Members of the Nominating and Governance Committee and Board of Directors:

We have been advised that Tecumseh Products Company (“Tecumseh” or the “Company”) proposes to amend its Restated Articles of Incorporation, dated January 7, 1992, as amended (the “Certificate”), to, among other things, effect a reclassification of its existing common stock (the “Reclassification”). Pursuant to the proposed amendment to the Certificate (the “Amended Certificate”), in the Reclassification, each share of Class A common stock, par value $1.00 per share (“Class A Stock”), which currently carries no votes, shall be reclassified into one share of new voting common stock of the Company, no par value (the “Reclassification Common Stock”) and each share of Class B common stock, par value $1.00 per share (“Class B Stock”), which currently carries one vote per share, shall be reclassified into 1.10 shares of Reclassification Common Stock (the “Exchange Ratio”).

You have requested our opinion (“Opinion”) as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Class A Stock and Class B Stock of the Company (collectively, the “Stockholders”).

In arriving at our Opinion, we have, among other things: (i) reviewed the Certificate and discussed the proposed Amended Certificate with counsel to the Company; (ii) discussed the proposed Reclassification with the management of the Company; (in) reviewed certain publicly available business and financial information relating to the Company; (iv) reviewed certain audited and unaudited financial statements of the Company and certain other financial and operating data, with respect to the Company provided to us by the management of the Company; (v) reviewed the current and historical market prices and trading volumes of the Class A Stock and the Class B Stock; (vi) reviewed the relative rights and preferences of the Stockholders as of the date hereof; (vii) reviewed the current and historical market prices of the capital stock of certain other companies with two classes of publicly traded stock which we believed to be comparable to the Company’s situation; (viii) reviewed the terms and conditions of certain transactions that we deemed relevant in which two classes of capital stock of public companies were exchanged, reclassified or otherwise converted into a single class of capital stock; and (ix) considered such other factors and information, and conducted such other analyses, as we deemed appropriate. Rothschild did not review or assess the tax implications of the proposed Reclassification.

Rothschild has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company, including, without limitation, any financial information or assumptions considered by it in connection with the rendering of its Opinion. Accordingly, in the course of our analyses and for purposes of our Opinion, we have relied upon the accuracy and completeness of all such information and assumptions. We have not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company. We have not made any review of or sought or obtained advice of legal counsel regarding legal matters relating to the Company. In rendering our Opinion, we have not considered any forward-looking information prepared by the Company.

For the purposes of rendering our Opinion, we have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company since the respective dates on which the most recent financial statements or other information, financial or otherwise, relating to the Company was made available to us. We have assumed that, in all respects material to our analysis, the Reclassification will occur in accordance with the terms of the Amended Certificate without any modification thereof. Our Opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this Opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this Opinion.

B-1

In connection with our services as financial advisor to the Company in connection with the proposed Reclassification, Rothschild will be paid certain fees (including fees payable upon the delivery of this Opinion), a substantial portion of which are contingent upon the consummation of the Reclassification. The Company has also agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, in the past two years, Rothschild has served as financial advisor to the Company with respect to: (i) the sale of the Automotive & Speciality DC motors business; (ii) the sale of the Engine and Power Train business; (iii) the sale of Fasco Motors; (iv) the sale of the Little Giant Pump Company; (v) the restructuring of the Company’s first and second lien debt; and (vi) the evaluation of various recapitalization alternatives available to the Company, and has received customary fees for such services.

This Opinion is addressed to, and is for the use and benefit of, the Nominating and Governance Committee and Board of Directors of the Company in connection with their evaluation of the Reclassification and does not constitute a recommendation to the Board of Directors or the Stockholders to approve the proposed Reclassification. This Opinion is limited to the fairness, from a financial point of view, to the Stockholders, of the Exchange Ratio, and we express no opinion as to the merits of the underlying decision by the Company to engage in the proposed Reclassification or as to any other aspect of the proposed Reclassification. We do not express any view as to, and our Opinion does not address, the prices at which the Reclassification Common Stock or any other securities of the Company will trade upon the consummation of the Reclassification, or at any time thereafter; the fairness of the Reclassification to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company; or the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons.

This Opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except that this Opinion may be included in any filing that the Company is required to make with the Securities and Exchange Commission in connection with the proposed Reclassification if such inclusion is required by applicable law, provided that this Opinion is reproduced in such filing in full and any description of or reference to us or summary of this Opinion and the related analyses in such filing is in a form acceptable to us and our counsel. This Opinion has been approved by the Investment Banking Commitment Committee of Rothschild Inc., with the advice and counsel of members of its Opinion Subcommittee.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair to the Stockholders, from a financial point of view.

Very truly yours,

By:	/s/ Rothschild Inc.

B-2

Appendix I

INFORMATION CONCERNING PERSONS WHO ARE PARTICIPANTS
IN THE COMPANY’S SOLICITATIONS OF PROXIES

The following table sets forth the name, principal business address and the present principal occupation or employment (as well as the name, principal business and address of any corporation or other organization in which that employment is carried on) of the directors and other individuals who, under rules promulgated by the Securities and Exchange Commission, are “participants” in our solicitation of proxies in connection with the annual meeting.

Directors

The principal occupations of the directors and director nominees who are participants in our solicitation are set forth below, along with the name and business addresses of the organization of employment of the directors:

Principal Occupation and Place
Name and Role of Participant	of Employment	Business Address

Edwin L. Buker Director and officer	Chairman, President, and CEO Tecumseh Products Company	1136 Oak Valley Dr. Ann Arbor, MI 48108
Peter M. Banks Director	General Partner Red Planet Capital Partners	100 Hamilton Avenue Suite 250 Palo Alto, CA 94301
David M. Risley Director	Retired	c/o Tecumseh Products Company 1136 Oak Valley Dr. Ann Arbor, MI 48108
William E. Aziz Director	President BlueTree Advisors, Inc.	32 Shorewood Pl. Oakville, ON, L6K 3Y4 Canada
Jeffry N. Quinn Director	Chairman, President, and CEO Solutia Inc.	575 Maryville Centre Drive St. Louis, MO 63141

We have not included information for Kent B. Herrick and Steve J. Lebowski, two of our current directors, as “participants” in our solicitation of proxies from our shareholders in connection with our 2009 annual meeting of shareholders, because they are participating in a competing solicitation of proxies in connection with our 2009 annual meeting of shareholders. Information for Messrs. Herrick and Lebowski may be found in the preliminary proxy statement filed by the Herrick Foundation on April 23, 2009, as amended on May 8, 2009.

Appendix I-1

Director Nominees

The principal occupations of the director nominees who are participants in the Company’s solicitation of proxies are set forth below:

Principal Occupation and Place
Name and Role of Participant	of Employment	Business Address

Leonard M. Anthony Director nominee	President and CEO Severstal Warren, Inc.	Severstal North America, Inc. 14661 Rotunda Drive P.O. Box 1699 Dearborn, Michigan 48120-1699
William R. Barker Director nominee	N/A	4770 W. 105th Dr. West Minster, CO 80031
David A. Bloss Director nominee	Retired	N/A
Greg C. Smith Director nominee	Greg Smith LLC Principal	P.O. Box 6454 Snowmass Village, CO 81615

Officers and Employees

The principal occupations of the executive officers and employees who are participants in the Company’s solicitation of proxies are set forth below:

Principal Occupation and Place
Name and Role of Participant	of Employment	Business Address

James S. Nicholson Officer	Vice-President, Treasurer and Chief Financial Officer Tecumseh Products Company	1136 Oak Valley Dr. Ann Arbor, MI 48108

Principal Occupation and Place
Name and Role of Participant	of Employment	Business Address

Lynn Dennison Officer	Vice President, General Counsel, and Secretary Tecumseh Products Company	1136 Oak Valley Dr. Ann Arbor, MI 48108

Principal Occupation and Place
Name and Role of Participant	of Employment	Business Address

Teresa Hess Employee	Director — Financial Reporting and Investor Relations Tecumseh Products Company	1136 Oak Valley Dr. Ann Arbor, MI 48108

Appendix I-2

Information Regarding Ownership of Tecumseh’s Securities by Participants

The table below shows the Tecumseh Products Company securities beneficially owned as of March 26, 2009 by each of the individuals named above who are participants in this solicitation. All securities shown in the table are owned directly and of record. None of the persons who are participants in this solicitation owns any Tecumseh Products Company securities of record but not beneficially.

Name	Title of Security	Amount Owned

Edwin L. Buker	Class B Common Stock	21,333 shares
	Phantom shares(1)	89,552 phantom shares
	Phantom shares(2)	26,023 phantom shares
	Stock appreciation rights(3)	325,002 rights
	Stock appreciation rights(4)	49,472 rights
	Phantom Shares(5)	183,375 units
	Stock appreciation rights(6)	120,192 shares
	Phantom Shares(7)	74,479 units
William E. Aziz	Deferred stock units(8)	1,711.2299 units
	Deferred stock units(8)	4,232.8042 units
Peter M. Banks	Phantom stock units(9)	883.9148 units
	Deferred stock units(8)	1,711.2299 units
	Deferred stock units(8)	4,232.8042 units
Jeffry N. Quinn	Deferred stock units(8)	1,711.2299 units
	Deferred stock units(8)	4,232.8042 units
David M. Risley	Class A Common Stock	1,200 shares
	Phantom stock units(9)	851.4720 units
	Deferred stock units(8)	2,139.0374 units
	Deferred stock units(8)	5,291.0053 units
James S. Nicholson	Class B Common Stock	1200 shares
	Class A Common Stock	800 shares
	Phantom shares(2)	4,060 phantom shares
	Stock appreciation rights(4)	7,718 rights
	Stock appreciation rights(6)	21,484 rights
	Phantom shares(7)	13,313 units
Lynn Dennison	Phantom shares(2)	3,339 phantom shares
	Stock appreciation rights(4)	6,349 rights
	Stock appreciation rights(6)	17,728 rights
	Phantom shares(7)	10,986 units
Teresa Hess	Phantom shares(2)	632 phantom shares
	Stock appreciation rights(4)	1,201 rights
	Stock appreciation rights(6)	2,967 rights
	Phantom shares(7)	1,839 units

(1)	Phantom shares settleable only in cash granted under the Tecumseh Products Company Long-Term Incentive Cash Award Plan. Each phantom share is the economic equivalent of one share of Class A Common Stock except that phantom shares are not entitled to received dividends. They vest on August 13, 2010.

(2)	Phantom shares settleable only in cash granted under the Tecumseh Products Company Long-Term Incentive Cash Award Plan. Each phantom share is the economic equivalent of one share of Class A Common Stock except that phantom shares are not entitled to received dividends. They vest on March 4, 2011.

(3)	Stock appreciation rights settleable only in cash granted under the Tecumseh Products Company Long-Term Incentive Cash Award Plan. Each stock appreciation right corresponds to one share of Class A Common Stock. One-third of the rights vest on each of August 13, 2008, 2009, and 2010. They expire August 13, 2014. The strike price is $28.82 per share.

(4)	Stock appreciation rights settleable only in cash granted under the Tecumseh Products Company Long-Term Incentive Cash Award Plan. Each stock appreciation right was granted on January 1, 2009 and corresponds to

Appendix I-3

one share of Class A Common Stock. One-third of the rights vest on each of March 4, 2009, 2010, and 2011. They expire March 4, 2015. The strike price is $28.82 per share.

(5)	One-time award, valued at $1,500,000, made under the terms of the November 20, 2008 retention letter agreement. One-third of the phantom shares will vest on each of the 9-, 15-, and 21-month anniversaries of November 20, 2008.

(6)	Stock appreciation rights settleable only in cash granted under the Tecumseh Products Company Long-Term Incentive Cash Award Plan. Each stock appreciation right corresponds to one share of Class A Common Stock. One third of each SAR award will be exercisable on the first anniversary of the grant date, one-third on the second anniversary and one-third on the third anniversary. All of the SARs will expire on the seventh anniversary. The strike price is $10.07 per share.

(7)	Phantom shares granted under the Tecumseh Products Company Long-Term Incentive Cash Award Plan vesting and payable on the third anniversary of the grant date of January 1, 2009.

(8)	Deferred stock units settleable only in cash granted under the Outside Directors’ Deferred Stock Unit Plan. Each deferred stock unit is the economic equivalent of one share of Class A Common Stock. They vest when the individual ceases to be a director.

(9)	Phantom shares settleable only in cash granted under the former Director Retention Phantom Share Plan. Each phantom share is the economic equivalent of one share of Class A Common Stock. They vest when the individual ceases to be a director.

Information Regarding Transactions in the Company’s Securities by Participants

The following table sets forth all transactions that may be deemed purchases or sales of Tecumseh Products Company’s securities by the individuals named above who are participants in this solicitation since March 26, 2009. Unless otherwise indicated, all transactions were in the public market, and none of the purchase price or market values for those securities is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding the securities.

Amount Acquired (or
Name	Date	Title of Security	Disposed of)

Edwin L. Buker	03/10/2008	Phantom shares(1)	89,552 phantom shares
	03/19/2008	Phantom shares(2)	26,023 phantom shares
	03/19/2008	Stock appreciation rights(3)	325,002 rights
	03/19/2008	Stock appreciation rights(4)	49,472 rights
	05/14/2008	Class B Common Stock	4,000 shares
	08/19/2008	Class B Common Stock	430 shares
	08/20/2008	Class B Common Stock	3,570 shares
	11/20/2008	Phantom shares(5)	183,375 shares
	01/01/2009	Stock appreciation rights(6)	120,192 shares
	01/01/2009	Phantom shares(7)	74,479 shares
	03/18/2009	Class B Common Stock	13,333 shares
William E. Aziz	01/01/2008	Deferred stock units(8)	1,711.2299 units
	01/01/2009	Deferred stock units(8)	4,232.8042 units
Peter M. Banks	05/02/2007	Phantom stock units(9)	495.5401 units
	01/01/2008	Deferred stock units(9)	1,711.2299 units
	05/22/2008	Class B Common Stock	(500 shares)
	01/01/2009	Deferred stock units(8)	4,232.8042 units
Jeffry N. Quinn	01/01/2008	Deferred stock units(8)	1,711.2299 units
	01/01/2009	Deferred stock units(8)	4,232.8042 units

Appendix I-4

Amount Acquired (or
Name	Date	Title of Security	Disposed of)

David M. Risley	05/02/2007	Phantom stock units(9)	495.5401 units
	01/01/2008	Deferred stock units(8)	2,139.0374 units
	01/01/2009	Deferred stock units(8)	5,291.0053 units
James S. Nicholson	08/14/2007	Class A Common Stock	200 shares
	05/15/2008	Class B Common Stock	200 shares
	08/19/2008	Class B Common Stock	200 shares
	03/19/2008	Phantom shares(2)	4,060 phantom shares
	03/19/2008	Stock appreciation rights(4)	7,718 rights
	03/16/2009	Class A Common Stock	600 shares
	03/16/2009	Class B Common Stock	600 shares
	01/01/2009	Stock appreciation rights(6)	21,484 rights
	01/01/2009	Phantom shares(7)	13,313 units
Lynn Dennison	03/19/2008	Phantom shares(2)	3,339 phantom shares
	03/19/2008	Stock appreciation rights(4)	6,349 rights
	01/01/2009	Stock appreciation rights(6)	17,728 rights
	01/01/2009	Phantom shares(7)	10,986 units
Teresa Hess	03/19/2008	Phantom shares(2)	632 phantom shares
	03/19/2008	Stock appreciation rights(4)	1,201 rights
	01/02/2009	Stock appreciation rights(6)	2,967 rights
	01/02/2009	Phantom shares(7)	1,1839 units

(1)	Phantom shares settleable only in cash granted under the Tecumseh Products Company Long-Term Incentive Cash Award Plan. Each phantom share is the economic equivalent of one share of Class A Common Stock except that phantom shares are not entitled to received dividends. They vest on August 13, 2010.

(2)	Phantom shares settleable only in cash granted under the Tecumseh Products Company Long-Term Incentive Cash Award Plan. Each phantom share is the economic equivalent of one share of Class A Common Stock except that phantom shares are not entitled to received dividends. They vest on March 4, 2011.

(3)	Stock appreciation rights settleable only in cash granted under the Tecumseh Products Company Long-Term Incentive Cash Award Plan. Each stock appreciation right corresponds to one share of Class A Common Stock. One-third of the rights vest on each of August 13, 2008, 2009, and 2010. They expire August 13, 2014. The strike price is $28.82 per share.

(4)	Stock appreciation rights settleable only in cash granted under the Tecumseh Products Company Long-Term Incentive Cash Award Plan. Each stock appreciation right corresponds to one share of Class A Common Stock. One-third of the rights vest on each of March 4, 2009, 2010, and 2011. They expire March 4, 2015. The strike price is $28.82 per share.

(5)	One-time award, valued at $1,500,000, made under the terms of the November 20, 2008 retention letter agreement. One-third of the phantom shares will vest on each of the 9-, 15-, and 21-month anniversaries of November 20, 2008.

(6)	Stock appreciation rights settleable only in cash granted under the Tecumseh Products Company Long-Term Incentive Cash Award Plan. Each stock appreciation right was granted on January 1, 2009 and corresponds to one share of Class A Common Stock. One third of each SAR award will be exercisable on the first anniversary of the grant date, one-third on the second anniversary and one-third on the third anniversary. All of the SARs will expire on the seventh anniversary. The strike price is $10.07 per share.

(7)	Phantom shares granted under the Tecumseh Products Company Long-Term Incentive Cash Award Plan vesting and payable on the third anniversary of the grant date of January 1, 2009.

Appendix I-5

(8)	Deferred stock units settleable only in cash granted under the Outside Directors’ Deferred Stock Unit Plan. Each phantom share is the economic equivalent of one share of Class A Common Stock. They vest when the individual ceases to be a director.

(9)	Phantom shares settleable only in cash granted under the former Director Retention Phantom Share Plan. Each phantom share is the economic equivalent of one share of Class A Common Stock. They vest when the individual ceases to be a director.

Related Party Transactions

There were no transactions between us and any participant requiring disclosure.

Miscellaneous Information Regarding Participants

Except as disclosed in this Appendix I or the proxy statement/prospectus, to the knowledge of the participants, none of their associates beneficially owns, directly or indirectly, any securities of the company. Other than as disclosed in this Appendix I or the proxy statement/prospectus, neither the company nor to the knowledge of the company any of the participants has any substantial interests, direct or indirect, by security holding or otherwise, in any matter to be acted upon at the annual meeting or is or has been within the past year a party to any contract, arrangement or understanding with any person with respect to any securities of the company, including, but not limited to, joint ventures, loan or option agreements, put or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies.

Other than in this Appendix I or the proxy statement/prospectus, none of the company nor, to the knowledge of the company any of the participants nor any of their associates, has any arrangements or understandings with any person with respect to any future employment by the company or its affiliates or with respect to any future transactions to which the company or any of its affiliates will or may be a party.

Appendix I-6

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The registrant’s articles of incorporation provide that, with specified exceptions, a director of the registrant will not be personally liable for monetary damages for breach of fiduciary duty as a director.

Sections 561-571 of the Michigan Business Corporation Act (the “MBCA”), grant the registrant broad powers to indemnify any person in connection with legal proceedings brought against him or her by reason of his present or past status as an officer or director of the registrant, provided that the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the company’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The MBCA also gives the registrant broad powers to indemnify any such person against expenses and reasonable settlement payments in connection with any action by or in the right of the registrant, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the registrant’s best interests, except that no indemnification may be made if the person is adjudged to be liable to the registrant unless and only to the extent the court in which such action was brought determines upon application that, despite such adjudication, but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for reasonable expenses as the court deems proper. In addition, to the extent that any such person is successful in the defense of any such legal proceeding, the registrant is required by the MBCA to indemnify him or her against expenses, including attorneys’ fees, that are actually and reasonably incurred by him or her in connection with the proceedings.

The registrant’s articles of incorporation provide that the registrant must indemnify to the full extent permitted by law any person who is made, or threatened to be made, a party to any action, suit, or proceeding (whether civil, criminal, administrative, or investigative) by reason of the fact that he or she is or was a director, officer, employee, or agent of the registrant or serves or served any other enterprise at the registrant’s request. In November 2008, we approved a form of indemnification agreement which has been or will be entered into with each of our directors in order to provide them with contractual assurances regarding the indemnification provisions set forth in our articles of incorporation and to provide additional procedural protections.

Under an insurance policy maintained by the registrant, the registrant’s directors and officers are insured, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits, or proceedings and certain liabilities that might be imposed as a result of such claims, actions, suits, or proceedings that may be brought against them by reason of being or having been such directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 21.	Exhibits.

See Exhibit Index on page E-1.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-1

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

The undersigned registrant hereby undertakes

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ann Arbor, State of Michigan, on March 27, 2009.

TECUMSEH PRODUCTS COMPANY

By:	/s/ Edwin L. Buker
Edwin L. Buker
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below authorizes Edwin L. Buker and James S. Nicholson, and each of them, each of whom may act without joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities to execute in the name of each such person who is then an officer or director of Tecumseh Products Company, and to file any amendments (including post effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Office	Date of Signing

/s/ Edwin L. Buker Edwin L. Buker	Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 27, 2009

/s/ James S. Nicholson James S. Nicholson	Vice President, Treasurer and Chief Financial Officer (Principal Accounting and Principal Financial Officer)	March 27, 2009

/s/ Peter M. Banks Peter M. Banks	Director	March 27, 2009

/s/ William E. Aziz William E. Aziz	Director	March 27, 2009

Kent B. Herrick	Director	N/A

/s/ Jeffry N. Quinn Jeffry N. Quinn	Director	March 27, 2009

/s/ David M. Risley David M. Risley	Director	March 27, 2009

Steven J. Lebowski	Director	N/A

S-1

EXHIBIT INDEX

Exhibit
No.		Description

1		Not applicable
2		Not applicable
3.1		Restated Articles of Incorporation of Tecumseh Products Company (incorporated by reference to Exhibit(3) to registrant’s Annual Report on Form 10-K for the year ended December 31, 1991, File No. 0-452)
3.2		Certificate of Amendment to the Restated Articles of Incorporation of Tecumseh Products Company (incorporated by reference to Exhibit B-5 to registrant’s Form 8 Amendment No. 1 dated April 22, 1992 to Form 10 Registration Statement dated April 24, 1965, File No. 0-452)
3.3		Certificate of Amendment to the Restated Articles of Incorporation of Tecumseh Products Company (incorporated by reference to Exhibit(4)(c) to registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, File No. 0-452)
3.4		Amended and Restated Bylaws of Tecumseh Products Company as amended through December 4, 2009 (incorporated by reference to Exhibit 3.1 to registrant’s Current Report on Form 8-K filed December 5, 2009, File No. 0-452
4	.1**	Form of stock certificate evidencing Common Shares
4.2		Class A Rights Agreement (incorporated by reference to Exhibit 4 to Form 8-A registering Class A Common Stock Purchase Rights dated April 22, 1992, File No. 0-452)
4.3		Amendment No. 1 to Class A Rights Agreement (incorporated by reference to Exhibit 4 to Form 8 Amendment No. 1 dated October 2, 1992 to Form 8-A registering Class A Common Stock Purchase Rights dated April 22, 1992, File No. 0-452)
4.4		Amendment No. 2 to Class A Rights Agreement (incorporated by reference to Exhibit 4 to Form 8-A/A Amendment No. 2 dated June 22, 1993 to Form 8-A registering Class A Common Stock Purchase Rights dated April 22, 1992, File No. 0-452)
4.5		Amendment No. 3 to Class A Rights Agreement (incorporated by reference to Exhibit 4.1 to registrant’s Current Report on Form 8-K filed August 26, 1999, File No. 0-452)
4.6		Amendment No. 4 to Class A Rights Agreement dated as of August 22, 2001, between Tecumseh products Company and State Street Bank and Trust Company, N.A., as successor Class A Rights Agent (incorporated by reference to Exhibit 4.4 to Form 8-A/A Amendment No. 4 dated September 19, 2001 to Form 8-A registering Class A Common Stock Purchase Rights dated April 22, 1992, File No. 0-452)
4.7		Amendment No. 5 to Class A Rights Agreement, dated as of July 15, 2002, between Tecumseh products Company, State Street Bank and Trust Company, N.A. as the existing agent, and Equiserve Trust Company, N.A. as successor Class A Rights Agent (incorporated by reference to Exhibit 10.12 to registrant’s Annual Report on Form 10-K for the year ended December 31, 2002, File No. 0-452)
4.8		Amended and Restated Class B Rights Agreement (incorporated by reference to Exhibit 4 to Form 8 Amendment No. 1 dated April 22, 1992 to Form 8-A registering Common Stock Purchase Rights dated January 23, 1991, File No. 0-452)
4.9		Amendment No. 1 to Amended and Restated Class B Rights Agreement (incorporated by reference to Exhibit 4 to Form 8 Amendment No. 2 dated October 2, 1992 to Form 8-A registering Common Stock Purchase Rights dated January 23, 1991, File No. 0-452)
4.10		Amendment No. 2 to Amended and Restated Class B Rights Agreement (incorporated by reference to Exhibit 4 to Form 8-A/A Amendment No. 3 dated June 22, 1993 to Form 8-A registering Common Stock Purchase Rights dated January 23, 1991, File No. 0-452)
4.11		Amendment No. 3 to Amended and Restated Class B Rights Agreement (incorporated by reference to Exhibit 4.2 to registrant’s Current Report on Form 8-K as filed August 26, 1999, File No. 0-452)
4.12		Amendment No. 4 to Amended and Restated Class B Rights Agreement, dated as of August 22, 2001, between Tecumseh Products Company and State Street Bank and Trust Company, N.A., as successor Class B Rights Agent (incorporated by reference to Exhibit 4.4 to Form 8-A/A Amendment No. 5 dated September 19, 2001 to Form 8-A registering Common Stock Purchase Rights dated January 23, 1991, File No. 0-452)

E-1

Exhibit
No.		Description

4.13		Amendment No. 5 to Amended and Restated Class B Rights Agreement, dated as of July 15, 2002, between Tecumseh products Company, State Street Bank and Trust Company, N.A. as the existing agent, and Equiserve Trust Company, N.A. as successor Class B Rights Agent (incorporated by reference to Exhibit 10.6 to registrant’s Annual Report on Form 10-K for the year ended December 31, 2002, File No. 0-452)
5**		Opinion and consent of Miller, Canfield, Paddock and Stone, P.L.C.
8*		Form of Tax Opinion of Weil, Gotshal & Manges LLP
12		Not applicable
23	.1*	Consent of Rothschild Inc.
23.2		Consent of Miller, Canfield, Paddock and Stone, P.L.C. (included in Exhibit 5)
23	.3*	Consent of Grant Thornton LLP
23	.4*	Consent of PricewaterhouseCoopers LLP
23.5		Consent of Weil, Gotshal & Manges LLP (included in Exhibit 8)
24		(Appears on signature pages)
25		Not applicable
26		Not applicable
99	.1*	Form of Proxy — Class A Common Stock
99	.2*	Form of Proxy — Class B Common Stock

*	Filed herewith.

**	To be filed by amendment.

E-2